45

04024119

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bradford & Bingley

*CURRENT ADDRESS

PROCESSED
APR 07 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5754 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DAT : 4/6/04

Re 82 - 5154

ARIS
12-31-03

04 APR -5 AM 7:21

Annual Report & Accounts



Bradford & Bingley

page 4
Chairman's statement



page 6
Group Chief Executive's review



page 12
Group Finance Director's review



Operating highlights

– Profit before tax up 9% to £263.0 million

Profit before tax
£ million


158.7
234.4
240.6
263.0
00
01
02
03

– Lending balances increased by 26% to £25.9 billion

Lending balances
£ billion


19.7
18.7
20.5
25.9
00
01
02
03

– Basic earnings per share up 25% to 32.3 pence

Basic earnings per share
pence


11.3
24.1
25.9
32.3
00
01
02
03

– Earnings per share before exceptional items down 2% to 28.7 pence

Earnings per share before exceptional items
pence


22.0
26.0
29.3
28.7
00
01
02
03

– Full-year dividend up 11% to 16.5 pence

Full-year dividend
pence


3.6
13.0
14.8
16.5
00
01
02
03

What we do and our brands

Bradford & Bingley

Specialist Lender

mortgage express

Mortgage Express is the specialist lending arm of the Group that offers a range of innovative mortgages for individual niche markets. It is the market-leading 'buy-to-let' lender and is rapidly developing a reputation as a leading lender in other specialist segments of the mortgage market.

Mortgage Express products are available through intermediaries throughout the UK, with whom it has built a close working relationship, and also through Mortgage Express Online.

Bradford & Bingley Property Finance

We provide Property Finance to some of the largest investors in the UK, always secured on income producing property or on pre-let development schemes. Our lending team has many years' experience in this sector and has strong relationships with key people in the industry.

Bradford & Bingley Housing Finance

Our Housing Finance business is responsible for the Group's lending to housing associations throughout the UK. Housing associations are non-profit organisations which provide affordable rented homes for people unable to satisfy their housing needs in the open market.

The Bradford & Bingley Group's strategy is distinctive. We concentrate on profitable segments of mortgage and property lending markets, providing a range of savings deposit accounts, property related and personal financial services.

Diverse Retailer

The MarketPlace Bradford & Bingley

Charcol The independent financial experts

Our Retail division offers choice and independent advice on a range of financial products. We are the largest mortgage broker and independent financial adviser on the high street.

The MarketPlace proposition offers product choice and advice at over 500 locations across the country in both our Estate Agency and Bank branches, on mortgages, investment and insurance products. Bradford & Bingley's own savings products are also available at MarketPlace outlets, with Bradford & Bingley International in the Isle of Man providing offshore accounts.

Our Charcol brand offers independent advice online, on the telephone and in a number of branches around the country. New acquisitions, Charcol Holden Meehan and Charcol Aitchison & Colegrave, offer specialist advice on investment products, savings and pensions.

Bradford & Bingley Estate Agents

Our nationwide Estate Agency business provides customers with local knowledge backed by national expertise. Independent financial advice is also available through these branches to provide customers with choice and advice at the time they need it most.

SecureMove Delivering Solutions for the property market

SecureMove offers a wide range of property services including residential valuations and surveys, commercial valuations, property management, corporate property services and conveyancing.

Chairman's statement



"Looking to the future we aim to maintain our strong position within our chosen lending markets and to test other areas of specialist mortgage lending."

Rod Kent Chairman

Group profit before tax and exceptionals declined 4% to £263.0 million and earnings per share fell slightly from 29.3 pence to 28.7 pence. Nonetheless, Bradford & Bingley has had a successful year.

Exceptional charges, which were £32.6 million in 2002, fell to zero in 2003. As a result, Group profit before tax rose 9% to £263.0 million. Basic earnings per share rose 6.4 pence (25%) to 32.3 pence. Of this increase, 3.6 pence arose from the release of a taxation provision for conversion costs.

The Group balance sheet grew strongly from £25.4 billion to £32.2 billion, reflecting the success of our lending business which increased balances 26% to £25.9 billion.

Dividend

The Board is pleased to propose a final dividend of 11.0 pence per share for payment on 7 May 2004 to shareholders on the register as at 26 March 2004. If approved, the full year dividend for 2003 would be 16.5 pence. Future dividends will be balanced by the capital requirements of our growing lending book.

Lending

The Group continued the transformation of its main mortgage Lending business from a traditional building society mortgage book to a portfolio of selective residential mortgages and commercial property lending. Our loan portfolio grew £5.3 billion in the year, £3.9 billion of the growth was organic and £1.4 billion came from mortgage portfolio acquisitions. The main growth came from the buy-to-let market. This is a market in which we are a leading player and one we understand well. We also saw a significant increase in our Commercial Property lending portfolio.

Over the last three years our lending strategy, which has been very successful, has been to replace high margin traditional mortgage lending, which was redeeming across the industry at a fast rate, with a portfolio of selective secured lending. The margins on selective lending are lower than those achieved on the old building society back book but above margins on new mainstream mortgage loans.

During this crucial transition period, our net interest income has remained within a narrow range. But, given the growth in lending balances which we achieved this year, and assuming no abnormal economic circumstances, we expect our net interest income will once again grow in 2004, particularly in the second half.

Looking to the future we intend to maintain our strong market position within our chosen lending areas and to test other areas of specialist mortgage lending. As a Group, we have made the deliberate decision to transact only secured lending and not to enter the higher risk, unsecured personal lending market. This sets us apart from many of our competitors.

Savings

Our Savings business performed satisfactorily. Balances remained stable in a difficult year, which saw high levels of competition and, for most of the year, a declining interest rate environment. The turning point in interest rates last autumn should help release some of the margin compression in the business and we are currently refreshing our product range.

Relative share price performance since flotation


140
120
100
80
60
40
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 01
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03

Bradford & Bingley Group performance against the FTSE 100 and the FTSE 350 Banks Index.

- ■ Bradford & Bingley Group
- □ FTSE 350 Banks Index
- □ FTSE100

Strong growth in lending balances
£ billion


19.7
18.7
20.5
25.9
00
01
02
03

Treasury

Our Treasury team supported the strong growth in our Lending business by sourcing funds from UK and international markets to meet the demands of our growing balance sheet.

Distribution

Our capital intensive Lending business is complemented by a diverse range of property and financial services businesses which require little capital. These related businesses include Estate Agency, Surveying and the broking of a wide range of mortgage, investment and insurance products.

These businesses contribute a small but important share of our earnings and enhance the Group's return on capital. Over the last three years they have contributed between 4% and 12% of Group profit before tax.

This changing earnings pattern reflects the volatile dynamics of some of the underlying markets. We benefit from strong market positions in many of these businesses which we plan to exploit in future years. We are the largest mortgage broker in the UK, the fifth largest residential estate agent and the third largest residential surveying firm.

Our Distribution businesses delivered a mixed performance in 2003. Overall profit contribution was substantially down. Mortgage broking and Surveying performed well throughout the year. Estate Agency was hit by the sudden slow down in the Spring, but recovered in the second half, while investment product income was substantially down throughout the year in line with the rest of the market.

Regulation

The increase in regulatory activity continues and we are faced with a significant number of regulatory changes in the coming year. The introduction of new regulations in the mortgage market will have a particular impact.

Increasing regulation and the corresponding growth in the compensation culture has become a fact of life in our business and the Group's task is to try to anticipate and keep ahead of the changes.

Whilst we are supportive of proper regulation in general, it comes at a cost. The additional expenditure needed for training, new systems and reviews of past business increased costs in 2003 and will continue to impact the business in 2004.

Board

Over the year we have made several changes to the Board. Robert Dickie, Group Operations Director and Ian Darby, Group Commercial Director were appointed as Executive Directors.

Stephen Webster, Ian Cheshire and Louise Patten joined the Board as Non-executive Directors.

George Cox has taken on the role of Senior Independent Director.

The Board now consists of myself as Non-executive Chairman, five Non-executive Directors and five Executive Directors.

I would like to express my sincere thanks to the three Non-executive Directors who retired during the year. All of them had given many years of service to the Company. Diana Courtney (10 years), Mark Smith (9 years) and Trevor Lewis, the Vice Chairman (13 years), all played a crucial role in the conversion of Bradford & Bingley into a FTSE 100 company.

People

Over the last few years the Group has demutualised, become a plc, entered the FTSE 100 and responded to significant changes in the markets we serve. Change is now a way of life and our staff deserve to be congratulated for their performance, as do the committed senior management team who have led these changes.

Outlook

Bradford & Bingley starts 2004 with good momentum across its businesses and a major programme of regulatory change to manage. We are expecting a stable property market, improving savings market and some return in demand for investment products. The benefits of growing our selective lending book will become evident in our 2004 results, particularly in the second half and beyond.

Rod Kent
Chairman

Group Chief Executive's review



"Our core lending business reached a key milestone in its development, with managed selective residential lending assets exceeding the old building society residential back book for the first time."

Christopher Rodrigues Group Chief Executive

The Group continues to follow its primary strategy of growing secured lending assets selectively and funding them with a robust savings business and an increasingly international wholesale funding operation. We have also developed two innovative financial services retailing brands and a strong property services business which require little capital but generate valuable fee income.

The transformation of the Group since flotation is emerging more and more clearly. The specialist lending book is growing strongly and is now considerably larger than the old building society back book. Our Charcol and The MarketPlace financial services brands are recognised and respected by consumers and the personal financial press. Bradford & Bingley is now the largest mortgage intermediary in the country.

The trading environment in 2003 was mixed:

- advantageous macro-economic conditions helped the markets for lending and mortgage broking;
- the housing market suffered during the second quarter but improved during the second half;
- consumer appetite for investment products did not improve despite the recovery in equity markets;
- after many months of falling interest rates, markets became more volatile around the middle of the year and interest rates began to rise.

In these conditions we traded satisfactorily and made good progress in the majority of our businesses.

Lending

Our core Lending business reached a key milestone in its development with managed selective residential lending assets at £13.6 billion (2002: £7.9 billion) exceeding the old building society residential back book of £7.1 billion (2002: £8.9 billion) for the first time. Profit before tax increased by 9% to £228.1 million (2002: £210.2 million). All of our lending continues to be secured on property and we do not make unsecured loans.

Gross new lending increased 70% to £9.9 billion. The 58% organic growth in new residential lending of £6.3 billion was complemented by the acquisition of a series of mortgage portfolios worth £1.4 billion and a £2.2 billion growth in our Commercial and Housing Association lending businesses. Of the £7.7 billion new residential loans in 2003 (2002: £4.6 billion), 61% were buy-to-let, (2002: 52%), 33% were other specialist residential loans (2002: 36%) and 6% were advances to building society back book customers (2002: 12%).

The momentum we reported at the interims has been maintained. In the first half year the net addition to managed residential balances was £1.9 billion and commercial balances grew £0.8 billion. Comparable numbers for the second half were £2.0 billion and £0.7 billion respectively. Of the £9.9 billion new loans during the year 78% were residential and 22% were commercial, in line with the mix achieved in 2002.



"Mortgage Express is a very efficient service with a quick turnaround and decision. Well presented products - very fair and reasonable."

George Stephens Mortgage Broker, Aberdeen



Best Buy-to-Let Mortgage Lender
Your Mortgage magazine awards for **Best Buy-to-Let** mortgage, and **Best 100%** mortgage.
This will be the **6th year** in a row that we have won Best Buy-to-Let, and the **2nd year** in a row that we have won Best 100% mortgage.
mortgage express
magazi





Mortgage Express
In a record year for new lending, our Mortgage Express business has grown significantly, building on its reputation as a leading player in the specialist areas of the mortgage market.

Diverse portfolio
Commercial Property and Housing Association Finance Lending provide additional revenue, diversity and growth.

Strong growth
Portfolio acquisitions from GMAC-RFC have further added to our lending business and complement our strong organic growth.

Group Chief Executive's review

The strong lending growth we delivered in 2003 will begin to flow through into profit towards the end of 2004. Profit growth lags lending growth for two reasons:

- margins on new selective lending, whilst higher than those available on vanilla lending, are lower than those historically achieved on the back book; and
- most of the cost of origination and new loan set-up is absorbed in the year in which the loan is put on the books.

As the size of the declining back book becomes smaller, relative to the growing selective lending book, profit momentum will increase.

Over the year, total managed residential lending balances grew 23% to £20.7 billion and commercial lending balances grew 40% to £5.2 billion generating a total lending balance increase of 26% to £25.9 billion.

The total lending book is now 80% residential (comprising 34% buy-to-let, 27% building society back book and 19% other specialist residential mortgages) and 20% Commercial Property and Housing Association lending.

Our Commercial Property and Housing Association lending grew 40% during the year to £5.2 billion. Our Commercial Lending team has been successful in building relationships with a number of larger banks and is an active participant in the commercial property syndication market. Housing Association lending also increased, although by a lesser amount, reflecting the competitive nature of this low risk segment of the market.

The credit environment in 2003 was benign and the credit quality of all our books has continued to be very strong. Provisions on our balance sheet and in our securitisation vehicles rose 9% to £60.7 million. This growth is lower than the growth in the balance sheet for two reasons:

- the continued improvement in loan-to-value ('LTV') ratios as house price inflation raises the market value of the housing stock against which we lend; and
- the continued decline in the number and value of non-performing loans.

LTV ratios on new lending increased to 77% (2002: 73%). The LTV ratio across the book was 66% (2002: 61%) and 45% (2002: 43%) when taking account of house price inflation. The number of cases in arrears dropped despite the increase in the volume of lending. The proportion of cases over three months in arrears fell to 0.99% of the total book (2002: 1.66%). We are well provided against potential losses and provisions cover has improved as a proportion of non-performing loans from 18.6% to 31.5%.

Savings

Savings balances increased slightly to £15.1 billion (2002: £15.0 billion). We remain a safe home for customer deposits offering competitive products and returns. Balances were maintained in a very aggressive market for new business.

The low interest rate environment that prevailed for most of the year, compressed margins. The recent change in the interest rate cycle provides an opportunity to develop new products and offer improved returns in the coming year.

Treasury

Our Treasury team capitalised on the declining interest rates in the first half of 2003, adding to interest income. Conditions in the second half did not offer similar opportunities although the team did position itself well for the interest rate rises that occurred in the latter part of the year.

The key task of the Treasury team during the year was to fund our rapid lending growth. They have secured a diverse range of funding from the UK, European, US and Asian capital markets. During the year they raised around £4 billion from overseas markets.

They also completed a £250 million issue of Upper Tier II subordinated debt in April and a further £200 million in December as we continued to improve capital efficiency.

Financial services

Overall, financial services revenues fell by just over 6% to £135.7 million (2002: £144.4 million). Individual sectors of the business performed quite differently.

The mortgage broking market was buoyant throughout the year and the continued growth in remortgaging showed that refinancing to reduce borrowing costs is becoming a way of life for the UK consumer. Our mortgage broking related revenues rose 25% to £70.3 million. By contrast the market for investment products remained weak and revenues from the sales of investment products fell 29% as consumers showed no sign of responding to the well publicised savings gap.

Equities recovered some lost ground in the second half, but continued adverse publicity about mis-selling and the troubles of the insurance sector were regularly in the headlines and small and medium sized investors, our main investment market segment, sat on the sidelines.

We have reduced our wealth advisory force in response to the weaker market. The total number of advisers employed by the Group declined from 1,031 to 960.

We have continued to expand our financial services retailing businesses and have introduced a number of new products and services, including personal loan, credit card and general insurance broking.



"As first-time buyers we saw it as a minefield, but our MarketPlace adviser was excellent at explaining everything - all went through smoothly in weeks whereas a friend who went elsewhere took months - thank you."

Michael & Caroline Rabin Doncaster




Successfully
growing into
new area
The MarketPlace
Bradford & Bingley

The MarketPlace
Our MarketPlace offices across the country provide customers with access to a full range of financial services offering the best products available to meet all borrowing, investment and proctection requirements.

Largest mortgage intermediary in the country
Providing consumers with a choice of mortgages to suit their needs.

Property services
Bradford & Bingley Estate Agency and SecureMove give us valuable market insight and our customers a suite of high quality property services.

Group Chief Executive's review

Our new insurance proposition has been well received by customers and staff alike which looks set to halt the decline in insurance revenues. The 18% decline to £21.6 million (2002: £26.2 million) was largely associated with the run-off of the building society back book and its linked insurance portfolio.

We acquired two premium advice businesses during the year, Holden Meehan, now Charcol Holden Meehan and Aitchison & Colegrave, now Charcol Aitchison & Colegrave. These acquisitions added scale and further skills to our wealth advice business, strengthening its position in the mid to high net worth financial planning and services market for both individual and corporate customers. The integration is proceeding well and the businesses have already become valuable parts of the Bradford & Bingley Group.

Property services

Property services revenues were flat year-on-year at £114.4 million (2002: £114.6 million). The Estate Agency business had a year of two halves while Surveying continued to go from strength to strength.

There was a substantial reduction in housing transaction volumes during the Spring which, coupled with a decline in margins, resulted in a fall in Estate Agency income in the first half to £35.5 million (2002: £42.5 million). New management responded by taking swift corrective action. Costs were reduced and yield and volumes were improved with the result that income for the second half was £41.8 million, only £0.4 million below the same period in 2002. Estate Agency has entered 2004 in a stronger position than it entered 2003.

Our Surveying business, SecureMove, has continued to perform well with revenues up 24% at £37.1 million for the full year. We acquired the Douglas Duff partnership in October. SecureMove is now one of the UK's largest survey businesses with over 275 professionals complemented by a network of contract surveyors who offer flexibility to respond to peaks and troughs in demand.

Market outlook

The lending market remains strong. As we enter 2004 we expect remortgaging will continue to be a major factor in the market. Equity release will gather momentum as a part of long-term financial planning.

We expect house prices to continue to rise, but at a much slower rate than in recent years. It is likely there will be a modest reduction in the total number of housing transactions as interest rates begin to rise and the shortage of properties coming on to the market continues. Prospective first time buyers will remain challenged by the price of starter houses, providing continued support for the lettings market.

We anticipate the beginnings of an improvement in investment product sales as confidence in the stock market improves, and growing awareness of the savings gap should encourage consumers to invest more for retirement.

Business outlook

We expect the overall environment for our businesses to remain relatively benign in 2004. Interest rates are still low and the employment market is strong and stable. Provided these economic conditions continue, we do not expect any dramatic changes in market conditions.

Given the strength of our lending pipeline, we start the year confident that we will deliver continued growth in our lending balances in 2004. However, we remain cautious lenders and do not plan to participate in the unsecured lending market.

Estate Agency started 2004 with better pipelines and margins than in 2003 and the Surveying business will benefit from the acquisitions made last year.

Our financial services businesses remain focused on improving their customer proposition and their margins. However, the regulatory change agenda will be particularly demanding in 2004. We face new or significantly changed regulation in mortgage lending, mortgage broking and insurance, coupled with the forthcoming introduction of new accounting standards and capital adequacy requirements. Many of the new regulations will improve market conditions but their introduction absorbs considerable amounts of money and management time. We expect these costs will be largely offset by the programme of operational process improvements that is currently underway. Overall, we move into 2004 confident that our business model works and will deliver increasing value to our shareholders.

Christopher Rodrigues
Group Chief Executive



"I found remortgaging so easy. My adviser was very knowledgeable, and gave clear, unbiased advice on several aspects of my remortgage. Overall I was very pleased and impressed."

Gary Deardon Cardiff


Going from,
Charcol



Charcol

Charcol is acknowledged as a leading provider of mortgage advice. During 2003, we have complemented this strong mortgage reputation with the addition of investment advisory services by the acquisition of Charcol Holden Meehan and Charcol Aitchison & Colegrave.

Charcolonline

Customers can access Charcol from any location, the online facilities provide access to the full range of mortgages, conveniently and simply.

Awards

Charcolonline were winners of Best Mortgage Broker (use of technology) at the Mortgage Strategy Awards, April 2003.





Group Finance Director's review



"Strong growth in selective lending increases income and places the Group in a healthy position for the future."

Rosemary Thorne Group Finance Director

Consolidated Profit & Loss	2003	2002
	£m	£m
Net interest income	435.6	441.4
Non-interest income	302.6	286.9
Total income	738.2	728.3
Administrative expenses	(468.6)	(446.3)
Bad debt provision	(6.6)	(6.2)
Share of loss in joint venture	–	(2.6)
Profit before tax & exceptionals	263.0	273.2
Exceptional costs	–	(32.6)
Profit before tax	263.0	240.6
Corporation tax	(72.2)	(63.2)
Exceptional tax credit	22.9	–
Profit after tax	213.7	177.4
Minority interest (non-equity)	(9.7)	(5.8)
Profit attributable to shareholders	204.0	171.6

Group key indicators	2003	2002
	%	%
Net interest margin	1.55	1.84
Non-interest income/Total income	41.0	39.4
Cost/income	63.5	61.3
Return on equity before exceptionals	14.9	15.8
Return on equity excluding conversion tax credit	14.9	14.0
Return on equity after exceptionals	16.7	14.0
	p	p
EPS before exceptionals	28.7	29.3
EPS excluding conversion tax credit	28.7	25.9
EPS basic	32.3	25.9
Dividend per share	16.5	14.8

Summary

Group profit before tax and exceptional costs fell in 2003 to £263.0 million from £273.2 million in a year with good performance in our Lending business but difficult market conditions impacted some other parts of the Group. No exceptional costs were incurred and profit before tax increased by 9% to £263.0 million from £240.6 million. A small fall in interest income was more than recovered by increasing non-interest income, resulting in a total income increase of £9.9 million. Costs increased by 5% to £468.6 million and the provision charge remained low. The Group's profit after tax increased substantially, benefiting from a £22.9 million one-off tax credit. Basic earnings per share increased to 32.3 pence and return on equity after exceptionals rose from 14.0% to 16.7%.

Net interest income fell by 1% in 2003. Strong growth in selective lending increased income and places the Group in a strong position for the future. However, we still saw significant decreases in income due to attrition in the former building society mortgage book which, in combination with the impact of lower interest rates on Savings and Treasury & Reserves interest income, reduced this positive impact and resulted in net interest income of £435.6 million.

Non-interest income grew by 5% to £302.6 million during 2003. The strong growth in mortgage broking income has been encouraging and, coupled with this, our Surveying business has developed well. Meanwhile, investment markets have remained depressed and income has been correspondingly disappointing. Estate Agency had a mixed year but recovered from a poor first half year in the later stages of 2003. Non-interest income also included a net gain from the sale and leaseback of a small number of properties.

Costs increased from £446.3 million to £468.6 million. This is due in part to the absorption of the new acquisitions made in the investment businesses Charcol Holden Meehan and Charcol Aitchison & Colegrave that will contribute to investment income in future years. Furthermore, increasing costs associated with dealing with regulatory requirements for both current and previous product sales are becoming more significant. Set against this, Bradford & Bingley has continued to drive down costs by improving efficiency in our operational support areas.

Our Lending business has grown strongly in 2003. This growth is based upon a cautious approach to the balance of risks and rewards associated with mortgage lending. We continue to be conservative and do not write unsecured personal loans, or offer credit cards, on our own balance sheet. All our loans are backed by the security of property, the vast majority of which are homes. The economic environment has remained benign with low interest rates, low unemployment and increasing house prices. This combination of factors and our continuing prudent approach means our provisions have increased by £5.0 million to £60.7 million and the profit and loss charge of £6.6 million is broadly similar to the previous year.

As part of our capital management programme the Group issued £150 million Tier I capital in May 2002 and the cost of this capital is included as minority interest (non-equity) in the Profit and Loss Account. This cost increased to £9.7 million in 2003 reflecting the full year amount compared to only seven months in 2002.

No exceptional costs were incurred during 2003. Furthermore, having reached agreement with the Inland Revenue, we have been able to release provisions against potential tax costs associated with the conversion from a building society in 2000. This £22.9 million release results in an unusually low tax charge of 18.7%.

Excluding the impact of the one-off tax credit, profits after tax increased to £190.8 million, enabling earnings per share to increase to 28.7 pence from 25.9 pence. After the benefit of the exceptional tax credit, earnings increased by 19% to £204.0 million and earnings per share by 25% to 32.3 pence.

Net interest income

The considerable growth in our specialist Lending business generated an increase in total balances and corresponding improvement in income in that part of the business. However, the former building society mortgage balances continue to decline and the loss of these balances has reduced the positive impact of the new lending. Furthermore, the continued low interest rates have restricted margins in the Savings business and reduced earnings on the Group's reserves.

Net interest income	**2003**	2002
	£m	£m
Net interest income	**435.6**	441.4
Average balances		
Interest-earning assets ('IEA')	**28,186**	23,927
Financed by:		
Interest-bearing liabilities	**26,934**	22,713
Interest-free liabilities	**1,252**	1,214

Average rates	**2003**	2002
	%	%
Gross yield on average IEA	**5.07**	5.76
Cost of interest-bearing liabilities	**(3.68)**	(4.12)
Interest spread	**1.39**	1.64
Interest-free liabilities	**0.16**	0.20
Net interest margin on average IEA	**1.55**	1.84
Average bank base rate	**3.69**	4.00
Average 3-month Libor	**3.73**	4.06

The success of the selective Lending business has generated an increase in interest earning assets of £4.3 billion, with this strong growth more than compensating for redemptions against the back book. The total yield on these assets declined as a result of the fall in general interest rates and the costs of the incentives associated with newer loans.

The costs of interest-bearing liabilities also fell as market rates dipped. A shift in the mix towards wholesale funding has increased the relative cost of financing for the Group, as would be expected when we continue to grow so successfully. A small decline in the margin on interest-free liabilities from 0.20% to 0.16% is the result of the lower base and inter-bank rate environment we experienced in 2003.

Non-interest income

Non-interest income increased by 5% to over £300 million in 2003. Strong performance in mortgage broking income and lending related fee income were the main drivers of this growth. In a mixed year, although property revenues were flat, the continued success of our Surveying business compensated for the decline in Estate Agency revenue. It was difficult to attract new investment business in the face of uncertain equity prospects and general insurance income also reduced.

Non-interest income	**2003**	2002
	£m	£m
Mortgage broking related	**70.3**	56.3
Investment related	**43.8**	61.9
General insurance	**21.6**	26.2
Financial services	**135.7**	144.4
Property services	**114.4**	114.6
Lending related	**37.0**	21.3
Other	**15.5**	6.6
Total	**302.6**	286.9

Mortgage broking revenues grew strongly by 25%. This business is now established as one of our most significant revenue streams and The MarketPlace and Charcol are the two largest mortgage broking names in the UK.

Investment related business continues to disappoint. A fall in income to £43.8 million reflects the continuing reluctance of customers to invest in equity based products despite a general improvement in 2003 after the poor performance of these markets in previous years. General Insurance income was also down. The main reason for this decline was the number of redemptions of mortgages from the former building society book that had linked buildings and contents insurance policies.

Group Finance Director's review

Lending related income increased strongly. This reflects a very positive year of new lending in our specialist businesses with arrangement fees from both new mortgage and commercial lending reaching record levels. This income includes the net income from our securitisation vehicles.

Other non-interest income benefited from the sale and leaseback of 13 high street properties at auction realising a net gain of £8.1 million.

Administrative expenses

Total expenses increased during 2003 by 5%. The Group continues to focus on ensuring that the operational support to the Lending and Distribution businesses is managed efficiently. Group Operations functions have been reviewed and reorganised during the last year. Significant improvements in the unit costs in these areas have been achieved without the need to charge any exceptional costs.

Administrative expenses	2003	2002
	£m	£m
Staff related	**246.1**	237.1
Premises	**34.4**	31.2
Marketing	**29.1**	28.7
Other operating costs	**125.1**	111.9
Depreciation	**19.1**	21.8
Goodwill and premium amortisation	**14.8**	15.6
On-going	**468.6**	446.3
Exceptional	**–**	32.6
Total	**468.6**	478.9

Staff costs increased by 4% to £246.1 million. Our staff are the mainstay of the business and the increase in costs reflects investment in a number of areas. We have absorbed the costs of AMS Ltd, our mortgage processing business, after our US partner exited the joint venture at the end of 2002. We have purchased two new businesses, Holden Meehan and Aitchison & Colegrave to strengthen our offering in the investment markets.

Premises costs increased to £34.4 million following increased rental costs resulting from transactions undertaken to transfer long-term ownership of a number of properties into the leasehold sector. Going forward this provides greater flexibility and reduces the risks and costs of under-utilised property.

Marketing costs remained stable and support to our Mortgage Express, The MarketPlace and Charcol brands has been rewarded by their success. These brands continue to win industry and consumer awards across all channels, reflecting the strength of our propositions.

Other operating expenses increased by 12%. Underlying improvements in information technology support have been achieved through our outsourced arrangements with IBM and BT. However, increasing costs in support of regulatory review and change have more than offset these improvements.

We are also investing in readiness for the impacts of the substantial number of new reporting and compliance rules that face our industry. These changes impact right across our business. There are new requirements for the processes applied to the sale of mortgages under the Financial Services Authority ('FSA') consultation papers CP 186, 197 and 198. Reporting to the FSA will change substantively as the Basel II framework is implemented. Whilst this will not be applied immediately, investment in new data analysis and credit scoring processes is ongoing.

The standards applicable to the reporting of company accounting and financial information are also undergoing a radical overhaul. From 2005, International Financial Reporting Standards will govern financial reporting for all publicly quoted companies. Bradford & Bingley has established a project to identify, analyse and prepare for the reporting changes that these new standards will require. This project team has developed detailed plans and is on track to ensure the required changes to accounting practices, systems and processes are implemented.

The general objectives of the increasing regulatory agenda are to promote ease of access and choice of financial products, and to promote better comparability and understanding of financial information amongst investors and other stakeholders. Whilst the Group fully supports these objectives, it is important to note that these activities are not without cost.

Bad debt provision

To provide for bad debts an additional £6.6 million (2002: £6.2 million) has been charged to the Profit and Loss Account during 2003. This level of charge demonstrates our conservative approach to lending and provisioning. We make no unsecured loans to customers, ensuring bad debt costs remain low.

Total provisions on the Balance Sheet have increased. The amount we have set aside to provide against losses in our residential mortgages, securitised mortgages and commercial loan portfolios totals £60.7 million (0.23% of the total managed lending assets). The amount of specific provision against loans, where there is evidence that credit conditions on those individual loans has deteriorated, decreased to £5.5 million and is principally driven by continuing favourable economic conditions. General provisions against the statistical likelihood of losses across all our portfolios have declined, relative to loan balances. The low level of provisions is the result of our lending policies and the conditions in the markets in which we operate. These environmental conditions remain benign.

Analysis of bad debt provisions

£m	On balance sheet Residential	Commercial	Sub-total	Securitisation vehicles	Total
At 1 January 2003					
General provision	31.8	2.2	34.0	15.3	49.3
Specific provision	5.2	1.1	6.3	0.1	6.4
Total	37.0	3.3	40.3	15.4	55.7
Amounts written back	2.8	0.1	2.9	–	2.9
Profit & Loss Account:					
Increase in provisions	9.1	1.2	10.3	(4.5)	5.8
Recoveries	(3.6)	(0.1)	(3.7)	–	(3.7)
Total	5.5	1.1	6.6	(4.5)	2.1
At 31 December 2003					
General provision	40.9	3.4	44.3	10.9	55.2
Specific provision	4.4	1.1	5.5	–	5.5
Total	45.3	4.5	49.8	10.9	60.7
Bad debt provisions (% assets)					
1 January 2003	0.24	0.09	0.21	1.28	0.27
31 December 2003	0.23	0.09	0.20	1.03	0.23

Taxation

The 2003 tax charge equated to an effective rate of 18.7% (2002: 26.3%). The underlying tax charge is a consequence of the nature and structure of the earnings of the business and compliance with current and previous tax law. The effective rate compared to the standard rate of corporation tax is explained as follows:

Corporation tax	%
Standard corporation tax rate	30.0
Amortisation & expenses disallowed for tax purposes	3.1
Exceptional tax credit	(8.7)
Lower rate on overseas earnings	(1.0)
Adjustments in respect of previous periods	(4.7)
Tax on minority interests (non-equity)	(1.1)
Effect of timing differences	(2.2)
Current tax rate	15.4
Deferred tax	3.3
Total effective tax rate	18.7

During 2003 the Group concluded discussions with the Inland Revenue on the tax treatment of the costs associated with the programme to convert Bradford & Bingley from a building society to a public limited company that took place in 2000. As a result, we are now able to release a provision of some £22.9 million.

Dividends

A final dividend of 11.0 pence per share has been proposed for payment on 7 May 2004 which, together with the interim dividend of 5.5 pence per share, gives a total dividend for the year of 16.5 pence per share (2002: 14.8 pence per share). This dividend reflects the Board's desire to ensure that the dividends paid each year balance the combined objectives of providing a growing return to shareholders with the need to invest the earnings of the Group to finance future balance sheet growth.

Business segment performance

Lending

Lending profits increased strongly to £228.1 million, a 9% improvement. This profit growth demonstrates the successful development of Mortgage Express and our selective lending strategy.

Lending	2003 £m	2002 £m
Net interest income	257.6	251.6
Non-interest income	37.0	21.3
Total income	294.6	272.9
Administrative expenses	(59.9)	(53.9)
Bad debt provision	(6.6)	(6.2)
ALLTEL joint venture	–	(2.6)
Profit before tax	228.1	210.2
Risk weighted assets (£bn)	14.1	10.8

Gross new lending increased 70% to £9.9 billion and net new lending of £5.3 billion generated growth in balances of 26% to £25.9 billion. These figures include £1.4 billion of loans acquired from GMAC-RFC (£650 million in 2002) and Commercial and Housing Association lending of £2.2 billion.

Residential mortgage redemptions were £3.8 billion and the redemption rate of mortgages in the former building society book of 25% is similar to that in the general market. Total residential loan balances increased by 23% to £20.7 billion and total managed lending assets by 26% to £25.9 billion.

Net interest income increased during 2003 to £257.6 million as income from new specialist mortgages and commercial property loans outstripped the effect of the declining building society book. The net interest margin in Lending reduced to 1.17% as a result of the increasing proportion of newer loans on the Balance Sheet. Spreads on new specialist lending held up well, reflecting our strong origination and product development capability.

Group Finance Director's review

Fees earned on the origination of new loans, both residential and commercial, and administration services combined to give a strong growth in Lending non-interest income of over 70%. Included within non-interest income is the net return from our securitisation vehicles.

Lending key indicators	2003	2002
Net interest margin (%)	**1.17**	1.37
Residential book (managed £bn)	**20.7**	16.8
Residential advances (£bn)	**7.7**	4.6
Residential redemptions (£bn)	**3.8**	3.8
Residential redemptions (% opening book)	**22.5**	23.5
Residential mortgage market share (% new advances)	**2.8**	2.1
Commercial advances (£bn)	**2.2**	1.2
Commercial book (£bn)	**5.2**	3.7

Management expenses in Lending increased to £59.9 million from £53.9 million in a year when new business activity continued a trend of rapid increase. The improvements in the operations and support processes in our Lending business are demonstrated by a significant improvement in the cost/assets under management ratio to 0.23% from 0.26%. The cost to income ratio was 20.3% (2002: 19.8%). The mix of new lending reflects our commitment to developing the business within niche sectors of the market that provide attractive rewards compared to their risks. The largest segment of our new loans was again in the buy-to-let market and accounted for 47% of new loans and now makes up 34% of total loan balances. The arrears and repossession experience in our buy-to-let book is significantly better than the residential mortgage market as a whole. Arrears of three months or more are just 0.25% of the book compared to the UK average for buy-to-let loans of 0.45% and a total mortgage market equivalent figure of 0.75%. Mortgage Express has been a key player in the development of the retail investment property market in the UK and this long experience enables us to maintain healthy margins whilst minimising bad debts. We have experienced just 30 repossession cases in the buy-to-let portfolio since its launch in 1996.

Gross lending (£bn)


1999
68%
20%
12%
3.6
2000
59%
23%
18%
3.4
2001
41%
31%
28%
3.4
2002
37%
42%
21%
5.8
2003
31%
47%
22%
9.9
other residential
buy-to-let
commercial

Another market in which Bradford & Bingley has developed a strong position is in mortgages to customers who self-certify their income. New lending in this category made up 16% of advances in 2003 and accounts for 8% of the total loan balances. Income is just one of many underwriting criteria used to assess the credit status of a potential borrower. Typically, this type of mortgage is suitable for self-employed borrowers, or people who earn commission based income. Our loans in this segment are scrutinised robustly, and all credit criteria are reviewed before loans are sanctioned. Bad debts are low and just 0.99% of cases are three or more months in arrears.

Our Commercial Property lending business performed strongly in 2003. New loans were £1.9 billion and balances increased to £3.4 billion. Our Commercial Property team has been active in building relationships with a number of larger banks, consequently becoming an increasing participant in a number of loan syndications. Housing Association lending also increased. This low-risk segment of the market is extremely competitive and opportunities to lend at attractive margins are correspondingly difficult. Together, Commercial Property and Housing Association accounted for 22% of new lending and now comprise 20% of total loan balances.

Residential arrears

As a result of our careful approach to underwriting, and reflecting stable economic conditions with low interest rates, low, unemployment and high house price growth, overall arrears and bad debts have been low. The number of cases in possession was 67, a reduction from the previous year, notwithstanding the significant increase in balances.

Analysis of lending balances

	Residential			Commercial and Housing Association	Total
£m	On balance sheet	Securitised	Total managed		
2003					
Opening balances	**15,611.9**	**1,204.0**	**16,815.9**	**3,690.4**	**20,506.3**
Advances	**6,159.5**	**63.5**	**6,223.0**	**2,200.1**	**8,423.1**
Acquired mortgages	**1,428.0**	**–**	**1,428.0**	**–**	**1,428.0**
Redemptions	**(3,578.6)**	**(204.4)**	**(3,783.0)**	**(719.8)**	**(4,502.8)**
Net addition to book	**4,008.9**	**(140.9)**	**3,868.0**	**1,480.3**	**5,348.3**
Closing book	**19,620.8**	**1,063.1**	**20,683.9**	**5,170.7**	**25,854.6**

Arrears and possessions	2003	2002
Arrears		
Over 3 months:		
- number of cases	**2,625**	4,297
- % total of cases	**0.81**	1.31
- value (£m)	**138.6**	203.4
- % of book	**0.67**	1.21
Over 12 months:		
- number of cases	**513**	1,004
- % total of cases	**0.16**	0.31
- value (£m)	**36.1**	71.1
- % of book	**0.17**	0.42
Possessions		
- number of cases	**67**	137
- % total of cases	**0.02**	0.04
- value (£m)	**4.0**	7.2
- % of book	**0.02**	0.04

The value of arrears and possessions is also low at £178.7 million, only 0.86% of the book, an improvement over the figure of 1.67% at the end of 2002.

The strong credit performance has enabled a reduction in provisions relative to total balances and a Profit and Loss Account charge similar to that in 2002.

Savings

Savings income declined in 2003 by £5.7 million to £114.2 million. The prevailing low interest rate environment and an ongoing migration to higher rate, lower margin investment products reduced margins on these balances. This shift in balances from convenience to longer-term value products such as fixed rate and term accounts has led to a decline in margins to 0.85% from 0.90%. Savings balances remained stable at £12.9 billion and, combined with £2.2 billion balances in our Isle of Man based offshore deposit business, contribute 47% (2002: 59%) of total Group funding.

Savings	2003	2002
	£m	£m
Net interest income	**112.2**	118.2
Non-interest income	**2.0**	1.7
Administrative expenses	**(90.2)**	(89.8)
Profit before tax	**24.0**	30.1

Savings key indicators	2003	2002
Net interest margin (%)	**0.85**	0.90
Savings balances – convenience (£bn)	**4.9**	5.1
Savings balances – value (£bn)	**8.0**	7.9
Isle of Man balances (£bn)	**2.2**	2.0
Total balances (£bn)	**15.1**	15.0

Savings balances (£bn)



1999
46%
45%
9%
15.5
2000
49%
42%
9%
15.3
2001
50%
39%
11%
14.2
2002
53%
34%
13%
15.0
2003
53%
32%
15%
15.1
value
convenience
Isle of Man

Treasury and Reserves

Treasury and Reserves income fell in 2003, particularly in the second half of the year as the effects of a lower interest environment flowed through to earnings. Interest earnings relate principally to the investment of the Group's reserves, and the yield on those investments fell.

Treasury and Reserves	2003	2002
	£m	£m
Net interest income	**65.7**	71.6
Administrative expenses	**(8.1)**	(7.1)
Profit before tax	**57.6**	64.5
Risk weighted assets (£bn)	**2.8**	2.4

Group Treasury has a number of responsibilities including management of the Group's reserves and liquidity, operation of policies to manage both interest rate and currency risk, and raising funds and capital to finance the other parts of the business. It is this last responsibility that has been exercising the Treasury team during 2003 in support of the successful growth of the Lending business. We have sourced new funding in Europe, the Far East and the US bringing new capital market investors to Bradford & Bingley. Non-retail deposits increased by £6.2 billion to £14.1 billion and make up 44% (2002: 31%) of total balance sheet financing.

Distribution

Distribution profits fell to £10.4 million in 2003 in a mixed year for this part of our business.

Distribution	2003	2002
	£m	£m
Total income	**250.2**	259.0
Administrative expenses	**(239.8)**	(231.0)
Profit before tax	**10.4**	28.0

Income from mortgage broking continued its strong growth, increasing by 25% to £70.3 million, consolidating the strength of this now well established segment of our business. Bradford & Bingley is the largest mortgage broker in the UK and operates under two well known brands. The strength of these brands, The MarketPlace and Charcol, reflects the recognition by the customer of the value of trusted advice and choice. Bradford & Bingley remains the largest national high street presence offering this proposition to consumers.

Revenue from the sale of investment products fell to £43.8 million and this part of the business is the most affected by the changes to the regulation of the financial services market. However, we are clear that there remains an ongoing need for consumers to invest for the future and close the well acknowledged savings gap. During 2003 we purchased two businesses specialising in providing investment and retirement planning advice, Charcol Holden Meehan and Charcol Aitchison & Colegrave.

Group Finance Director's review

Overall, we have reduced the number of advisers providing investment services and switched some to focus on the provision of mortgage broking, reflecting the evolving nature of these markets.

General Insurance sales also fell, down £4.6 million to £21.6 million. This income stream has been particularly affected by the reduction in the size of the former building society mortgage portfolio as these mortgages were often sold with linked insurance. This practice is no longer common and we are pleased that during the latter half of 2003 our general insurance proposition has been re-launched. Early signs for this improved service are encouraging.

The income from property services remains constant at £114.4 million. Underlying this is a reduction in Estate Agency revenues in a year that was definitively one of two halves, and a rise in income from our substantial Surveying business. Estate Agency suffered the effects of a stagnant period in the Spring. During this period, house sales both across the market and for Bradford & Bingley Estate Agents fell sharply. However, we are pleased to report that during the second half we improved both sales and margins in this business to deliver much improved performance. Overall, income from Estate Agency fell reflecting lower sales, although this fall was somewhat mitigated by higher income per exchange resulting from improved margins and increased house prices.

The Surveying business has continued to strengthen with the development of the SecureMove branded service and the acquisition of Douglas Duff, a small surveying business based in the south east of England. Income from Surveying increased by 24% to £37.1 million.

Distribution costs increased year-on-year, in part due to the acquisitions noted previously. In addition, substantial investment was made in ensuring that our selling practices and procedures were fully compliant with the requirements of the regulator. Total costs were £239.8 million and we continued to invest in our distribution brands. Further work to improve the management and support to the sales teams has been ongoing in 2003 and this positions us favourably for the coming year.

Distribution key indicators	2003	2002
Operating margin (%)	4.1	10.8
Independent advisers	960	1,031
New income per adviser (£000)	91	97
New income per active adviser (£000)	100	109
Estate Agency market share (%)	2.0	2.2
Number of exchanges (000)	31	40
Income per exchange (£)	2,057	1,831
Mortgage origination market share	2.1	2.3

Number of retail outlets		
Banking	212	213
Estate Agency	242	246
Integrated	49	55
Charcol	18	13
Total number of outlets	**521**	527

Distribution income by product



Financial services
(£m)
2000
25%
25%
50%
129
2001
31%
20%
49%
138
2002
39%
18%
43%
144
2003
51%
16%
33%
136
Mortgage broking related
GI
Investment related



Property services
(£m)
2000
75%
25%
108
2001
65%
35%
107
2002
74%
26%
115
2003
68%
32%
114
Estate Agency
Surveying

Group Services

Income in Group Services increased by £8.6 million to £13.5 million. This increase arose from profits on the sale of a small number of properties as we took advantage of strong investor demand for commercial property in sale and leaseback transactions, releasing a gain of £8.1 million.

Group Services	2003	2002
	£m	£m
Total income	13.5	4.9
Administrative expenses	(55.9)	(48.9)
Goodwill and premium amortisation	(14.7)	(15.6)
Loss before tax	**(57.1)**	(59.6)

Group Services costs increased to £55.9 million from £48.9 million. The main driver of this cost increase is additional activity associated with dealing with customer claims for sales of regulated products in previous years.

Balance Sheet

The Group's total assets have increased by 27% to £32.2 billion during 2003. This increase is driven by the success of our lending strategy which has generated substantial growth in both specialist residential and commercial assets. Liquidity increased and it is managed to provide a stable source of cash flow to the Balance Sheet at an acceptable level of return.

The Balance Sheet growth has been funded through wider access to wholesale markets that have remained both deeper and more cost effective than the equivalent retail deposit markets. The main source of these funds has been our Euro medium term programme, but funds have also been raised in other markets around the world.

Balance Sheet	2003	2002
	£m	£m
Assets		
Liquid assets	6,835	5,532
Loans and advances to customers:		
Residential mortgages	20,684	16,816
Commercial secured and other loans	5,171	3,690
Non-recourse funding	(1,037)	(1,180)
	24,818	19,326
Fixed and other assets	538	528
Total assets	32,191	25,386
Liabilities		
Retail deposits	15,084	14,987
Non-retail deposits	14,119	7,885
Other liabilities	415	426
Subordinated loan capital	1,122	677
Shareholders' funds	1,302	1,262
Minority interest	149	149
Total liabilities	32,191	25,386

Capital structure

During 2003 Bradford & Bingley completed a share repurchase programme, which commenced in 2002 with the aim of buying £150.0 million worth of the Group's equity. This repurchase programme was undertaken to re-balance the Group's capital away from equity in order to improve efficiency. In total, 47.9 million shares were purchased and have been cancelled.

In addition to reducing the amount of equity capital, the Group has increased total capital, raising £450 million in two separate subordinated debt issues; £250 million in April, and £200 million in December. Both issues were well received by the market and were fully subscribed.

Capital structure	2003	2002
	£m	£m
Tier 1		
Share capital and reserves	1,252.2	1,228.8
Goodwill deduction	(114.3)	(110.0)
Minority interest (non-equity)	148.6	148.5
Total Tier 1 capital	1,286.5	1,267.3
Upper Tier 2		
Perpetual subordinated debt	549.5	105.0
General provisions	44.3	34.0
Total Upper Tier 2 capital	593.8	139.0
Lower Tier 2		
Term subordinated debt	572.4	575.0
Total Tier 2 capital	1,166.2	714.0
Deductions	(137.2)	(115.9)
Total capital	2,315.5	1,865.4
Risk weighted assets (£bn)	16.9	13.2
Tier 1 ratio (%)	7.6	9.6
Total capital ratio (%)	13.7	14.2
Tier 2 to Tier 1 ratio (%)	90.6	56.3

As a result of these actions, and the addition of the current year's retained profits, total capital increased to £2.3 billion. Our flourishing lending business generated an addition to risk weighted assets of £14.1 billion, bringing the total to £16.9 billion. Consequently, the total capital ratio of the Group as at December 2003 was 13.7% and the Tier 1 ratio was 7.6%, well within our target ratios.

This ongoing programme ensures the Group's capital is efficiently managed and provides a stable platform to finance the growth of the business. As part of this activity we have an active schedule of work aimed at preparing us for the changes anticipated from the responses of the European Union and the FSA to the proposed Basel II capital adequacy framework.

Group Finance Director's review

Risk management and control

In the ordinary course of business, the Group is exposed to, and manages a variety of risks, with operational, credit, market and liquidity risk being of particular significance. The management of risk is fundamental to the Group, with the Board having responsibility for the overall system of internal control and for reviewing its effectiveness.

The Board has delegated specific risk monitoring and control responsibilities to the Audit, Risk & Compliance Committee, the Group Risk Committee and the Asset & Liability Management Committee ('ALCO').

Each business area within the Group is responsible for the identification and assessment of their particular risk exposures, and implementing risk management policies, limits and procedures as approved by the Board.

The key areas of risk the Group faces are discussed below.

Operational Risk

Operational risk is defined as the potential risk of financial loss or impairment to reputation resulting from inadequate or failed internal processes and systems, from the actions of people or from external events. The Group's business units manage this risk through appropriate controls and loss mitigation actions, including insurance. These actions include a balance of policies, appropriate procedures and internal controls to ensure compliance with laws and regulations. In addition, specialist support functions provide expertise in operational risk areas such as information security, financial services compliance, fraud management, security and business continuity management.

Credit Risk

Credit risk is defined as the potential of financial loss if counterparties (borrowers) are not able to meet their obligations as they fall due. The Group is firmly committed to the management of this risk in both its lending and wholesale money market activities. In its core lending activities, the Group employs sophisticated credit scoring, underwriting and fraud detection techniques that support sound credit decision making and work to minimise losses. A proactive approach to the identification and control of bad and doubtful debts is maintained in the Credit Risk Management and Credit Control areas.

Lending policies and limits are reviewed and approved annually by the Board, with the attendant credit risk processes defined and managed centrally. The Group Risk Committee ensures that any exposure to credit risk, significant changes in policy, or expansion into new areas of business remain within overall risk exposure levels as agreed by the Board.

Authorised credit risk limits for wholesale money market counterparties reflect the size, depth and quality of a counterparty's capital base and, where published, credit ratings assigned by the major credit rating agencies. The policies and limits covering treasury counterparty credit risk exposure are reviewed and approved annually by the Board.

Market Risk

Market risk is defined as the potential adverse change in Group income or Group net worth arising from movements in interest rates, exchange rates or other market prices. Market risk exists to some extent in all of the Group's businesses. Effective identification and management of market risk is essential for maintaining stable net interest income.

Interest rate risk is the most significant form of market risk to which the Group is exposed. It arises from mismatches between the re-pricing dates of the interest-bearing assets and liabilities on the Group's Balance Sheet, and from the investment profile of the Group's free reserves. Treasury is responsible for managing this exposure within the market risk exposure limits set out in the Group's policies.
The Group's exposure to market risk is governed by the Balance Sheet Management policy as approved the Board. This policy sets out the nature of the market risks that may be taken along with aggregate risk limits, and stipulates the procedures, instruments and controls to be used in managing market risk.

The Board has delegated responsibility for managing the Group's exposure to market risk to the ALCO. It is the ALCO's responsibility to approve strategies for managing market risk exposures and ensuring that Treasury implements the strategies so that the exposures are managed within the Group's approved policy limits. The ALCO meets at least monthly and reviews reports and other analyses showing the Group's exposure to market risk.

Foreign Exchange Risk

The Group raises and invests funds in currencies other than sterling. Accordingly, foreign exchange risk arises from activities related to the Group managing borrowing costs and investment returns. As with interest rate risk, Treasury is responsible for managing this exposure within the limits as set out in the Group's policies.

Foreign exchange risk is managed primarily through the use of currency swaps and forward foreign exchange contracts. It can be also managed, when appropriate, by foreign currency denominated liabilities being matched with assets denominated in the same foreign currency.

Liquidity Risk

It is Group policy to ensure that funds are available at all times to meet the Group's obligations, including the withdrawal of customer deposits, the draw-down of customer facilities and growth in the Balance Sheet. The development and implementation of liquidity policy is the responsibility of the ALCO.

The day-to-day management of liquidity is the responsibility of Treasury, which provides funding to, and takes surplus funds from, each of the Group's businesses as required. Liquidity policy is approved by the Board and agreed within a framework established by the Financial Services Authority. Regulatory guidelines and potential outflows of funds drive the scope and nature of the Group's holdings of readily realisable liquid assets.

Derivatives

The Board, through the Balance Sheet Management policy, has authorised the use of certain derivative instruments for the purposes of supporting the strategies and operational business activities of the Group, and for managing the risk of loss arising from adverse changes in interest rates and foreign exchange rates.

Detailed disclosures on interest rate risk, foreign exchange risk, and the use of derivatives are set out in Note 31 to the Financial Statements in accordance with Financial Reporting Standard No. 13, Derivatives and other Financial Instruments.

Rosemary Thorne
Group Finance Director

Board of Directors

(as at 16 February 2004)


1


2


3


4


5

1. **Rod Kent**
Chairman
Rod (age 56) joined the Board in September 2002 and became Chairman in November 2002. He was Managing Director of Close Brothers for some 28 years, during which time he led the management buy-out in 1979 and took the company public in 1984; he remains a Non-executive Director of Close Brothers Group plc. He is also Chairman of Grosvenor Limited, a Non-executive Director of Grosvenor Group Holdings Limited and Whitbread Group plc, and a Trustee of The Esmee Fairbairn Foundation. He is Chairman of the Nominations Committee.

2. **Christopher Rodrigues**
Group Chief Executive
Christopher (age 54) joined the Board of Bradford & Bingley Building Society in 1996 as Chief Executive and was appointed to the plc Board in April 2000. He was formerly Chief Executive of Thomas Cook. He is a Non-executive Director of Hilton Group plc and a member of the Executive Committee of the Council of the National Trust. He is a member of the Nominations Committee.

3. **Rosemary Thorne**
Group Finance Director
Rosemary (age 52) joined the Board of Bradford & Bingley Building Society in November 1999. She was appointed to the plc Board in February 2000. She previously held several senior financial positions including Group Finance Director of J Sainsbury plc and Group Financial Controller of Grand Metropolitan, subsequently Diageo plc. She is a Non-executive Director of Royal Mail Holdings plc and a member of The Financial Reporting Council and The Financial Reporting Review Panel.

4. **Nicholas Cosh**
Non-executive Director
Nicholas (age 57) joined the Board of Bradford & Bingley Building Society in July 1999 and the plc Board in April 2000. He was formerly Group Finance Director of a number of companies including JIB Group plc, MAI plc and Charterhouse Japhet plc. He is a Non-executive Director of ICAP plc, Computacenter plc and Hornby plc. He is a member of the Audit, Risk and Compliance Committee and Nominations Committee.

5. **Ian Darby**
Group Commercial Director
Ian (age 40) joined Bradford & Bingley in February 2000 as Commercial Director on the acquisition of the John Charcol business and was appointed to the Board in August 2003. He joined John Charcol in 1984 and held a variety of roles, culminating in his appointment as Managing Director in March 1999. As Group Commercial Director, he is responsible for our advisory businesses as well as marketing, communications and product development.

6. **Steven Crawshaw**
Managing Director, Lending & Savings
Steven (age 42) joined Bradford & Bingley from Lloyds TSB in 1999 as Flotation Director before he was appointed to the Board in January 2002, taking responsibility for Group Strategy, HR & IT. He was appointed to his current role with responsibility for Lending and Savings in January 2003.


6

7

8

9

10

11

7. **George Cox**
Non-executive Director
George (age 63) joined the Board of Bradford & Bingley Building Society in March 2000 and the plc Board in April 2000. He is the Director General of the Institute of Directors and a member of the Supervisory Board of Euronext. He is a Director of Short Brothers plc and Enterprise Insight Ltd. Former appointments include Chairman and Managing Director of Unisys Ltd, Chairman and Chief Executive of P-E International plc, Non-executive Director of the London International Financial Futures Exchange (LIFFE) and Managing Director of Butler Cox plc. He is Chairman of the Remuneration Committee and the recognised Senior Independent Director.

8. **Ian Cheshire**
Non-executive Director
Ian (age 44) joined the Board in August 2003. He is Chief Executive, International and Development at Kingfisher plc having been an Executive Director since June 2000. Since joining Kingfisher in 1998, he has been Group Director of Strategy & Development and from May 2000 Chief Executive of e-Kingfisher. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears plc. He was previously a Non-executive Director of Hit Entertainment plc. He is a member of the Audit, Risk and Compliance Committee and Remuneration Committee.

9. **Louise Patten**
Non-executive Director
Louise (age 50) joined the Board in December 2003. She is currently Chairman and Non-executive Director of Brixton plc and a Non-executive Director of Great Universal Stores plc and Somerfield plc as well as senior adviser to Bain & Co. She began her career at Citibank and remained in financial services until 1993, when she joined the management consultancy Bain & Co as a Partner. Her previous experience as a Non-executive Director includes the Hilton Group plc. She is a member of the Remuneration and Nominations Committees.

10. **Stephen Webster**
Non-executive Director
Stephen (age 51) joined the Board in May 2003. He is Group Finance Director of Wolseley plc, the building materials distribution company. He is a chartered accountant and was formerly a Partner at Price Waterhouse. He is a member of the Hundred Group Technical Committee. He is Chairman of the Audit, Risk & Compliance Committee.

11. **Robert Dickie**
Group Operations Director
Robert (age 44) joined Bradford & Bingley on 2 January 2003 and was appointed to the Board in August 2003. He joined from Zurich Financial Services Group (UK) Ltd where he was Managing Director, UK Enterprise. Prior to this, Robert held a variety of roles at National Australia Bank which he joined from Clydesdale Bank plc. He is responsible for the Group's Bank and The MarketPlace divisions, along with IT, telephony, properties and customer service operations.

Bradford & Bingley plc

Annual Report & Accounts

For the year ended 31 December 2003

Directors' report – review of 2003

The Directors have pleasure in presenting their Report for the year ended 31 December 2003.

Principal activities
The principal business activities of Bradford & Bingley are to:

- lend on residential and commercial property;
- offer a range of retail savings services;
- operate as a retailer of mortgage, investment and insurance products provided by a range of companies (including products regulated under the Financial Services and Markets Act 2000); and
- offer residential estate agency, survey and other property related services.

The Group's existing business and future prospects are reviewed in the Chairman's Statement and the Group Chief Executive's Review on pages 4 to 5 and pages 6 to 11 respectively, whilst financial aspects are covered in the Group Finance Director's Review on pages 12 to 21. A list of the Group's principal subsidiaries, and the nature of each company's business, is given in note 16 to the Financial Statements.

Results and dividend
The profit before tax for the year ended 31 December 2003 was £263.0 million (2002: £240.6 million). The Directors are proposing the payment of a final dividend of 11.0 pence per share on 7 May 2004 to shareholders on the Register at the close of business on 26 March 2004. Together with the interim dividend of 5.5 pence per share, this will make a total dividend for the year of 16.5 pence per share (2002: 14.8 pence per share). For further details please see the Group Finance Director's Review on pages 12 to 21.

Directors and their interests
The current Directors of the Board of Bradford & Bingley plc and their biographical details are shown on pages 22 and 23. Stephen Webster, Ian Cheshire and Louise Patten were appointed as Non-executive Directors of the Company on 1 May, 8 August and 17 December 2003 respectively. Ian Darby and Robert Dickie were appointed as Executive Directors on 8 August 2003. Non-executive Directors Diana Courtney, Mark Smith and Trevor Lewis retired from the Board on 30 April, 17 December and 31 December 2003 respectively.

George Cox and Rosemary Thorne will retire by rotation at the forthcoming Annual General Meeting ('AGM') and offer themselves for re-appointment under the terms of the Articles of Association. Stephen Webster, Ian Cheshire, Louise Patten, Ian Darby and Robert Dickie, who were appointed since the last AGM, are required to retire at the AGM and seek re-appointment in accordance with the Articles of Association. Rosemary Thorne, Ian Darby and Robert Dickie have service contracts with entitlements to 12 months' notice. George Cox, Stephen Webster, Ian Cheshire and Louise Patten do not have service contracts.

The beneficial holdings in ordinary shares, shown below, include the Directors' personal holdings and those of their spouses and minor children.

Details of Directors' remuneration, share options and other share awards made to Directors are shown in the Directors' Remuneration Report on pages 32 to 40. Further information regarding employee share option schemes is given in note 28 to the Financial Statements. There has been no change in the Directors' interests in shares or options granted by the Company between the end of the financial year and one month prior to the date of the Notice of the Annual General Meeting. The Register of Directors' Interests, which is open to inspection by shareholders, contains full details of Directors' shareholdings and options to subscribe for shares.

Ordinary shares

	At 31 December 2003	At 31 December 2002
Rod Kent	25,000	0
Trevor Lewis**	16,060	16,060
Christopher Rodrigues	15,947	15,947
Ian Cheshire	328	0*
Nicholas Cosh	8,000	8,000
George Cox	0	0
Steven Crawshaw	10,073	10,073
Ian Darby	2,860	2,860*
Robert Dickie	0	0*
Louise Patten	0	0*
Rosemary Thorne	5,595	5,595
Stephen Webster	3,000	0*

* As at date of appointment
** Retired from Board 31 December 2003

No Director had any material interest during the year in any contract of significance to the Group's business.

Corporate Governance
Full details of the Board's approach to corporate governance are contained in the separate report on pages 27 to 29.

Directors' report – review of 2003

Share capital and purchases of own shares
Full details of the authorised and issued share capital are provided in note 28 to the Financial Statements.

At the AGM in 2003, the shareholders authorised the Company to purchase up to 65.3 million of the Ordinary 25 pence shares. This was a renewal of the authority granted in previous years. During the year 19.7 million Ordinary 25 pence shares were purchased at a cost of £61.6 million. The shares bought back were cancelled from the number of shares in issue. This represented the conclusion of a share buy-back programme which commenced in February 2002. Under the programme a total of 47.9 million shares were purchased for cancellation at a cost of £150 million (excluding Stamp Duty costs). The number of shares in issue reduced as a consequence of this programme from 682 million to 634.1 million.

The authority to purchase shares remains valid until the Annual Generali Meeting in 2004 or, if earlier, 27 October 2004. A resolution will be put to shareholders to renew the authority at the forthcoming AGM.

At the date of this report the following interests of 3% or more in the issued share capital of the Company had been notified in accordance with Sections 198 to 208 of the Companies Act 1985;

AXA S.A. and its group companies	4.08%
Legal & General Group plc	3.10%

Corporate social responsibility
Bradford & Bingley is committed to carrying out its activities in a socially responsible manner in respect of the environment, employees (including equal opportunities, employee participation, staff incentives), customers, shareholders, the local communities and other stakeholders. The details are included in the report on corporate social responsibility on pages 30 to 31.

This year, as well as providing a summary in the main Annual Report & Accounts, Bradford & Bingley is publishing its first separate Corporate Social Responsibility Report. See details on page 30.

Charitable and political donations
During 2003 the Group allocated £1,018,577 to its programme of community investment, including total payments to charitable organisations of £396,660. Details of the projects supported are given on pages 30 to 31.

No contributions were made for political purposes in 2003. Our plans do not include any payments that might be deemed to be political in nature.

Creditor payment policy
It is the general policy of the Company to pay creditor invoices within 30 days of the invoice date. The Company is willing to consider requests by small suppliers for a shorter settlement period. The average number of creditor days in 2003 was 15 days (2002: 20 days).

Annual General Meeting
The Notice of the AGM to be held on 27 April 2004 is given in the booklet which accompanies this report. Resolutions to approve a new employee share plan together with a renewal of the authority to enable the Company to make market purchases of its own shares, up to a maximum of 63.4 million shares, will be put to the Meeting.

Auditor
A resolution to re-appoint KPMG Audit Plc will be put to shareholders at the forthcoming AGM.

By order of the Board

Alan Shankley
Company Secretary
16 February 2004

Corporate governance

Bradford & Bingley is committed to high standards of corporate governance in its business.

The Directors confirm that for the year ended 31 December 2003 the Company complied with the provisions of the Combined Code (the 'Code') as issued by the UK Listing Authority in June 1998. The Code contains both general principles of good governance and detailed requirements. This Corporate Governance Report coupled with the Directors' Remuneration Report, explains how the Company has applied the governance principles set out in the Code.

The new Combined Code, arising out of the Higgs review of the role and effectiveness of Non-executive Directors and a review of Audit Committees led by Sir Robert Smith, came into effect during 2003 for reporting periods beginning on or after 1 November 2003. The Directors will be reporting on compliance with the new Code in the Annual Report & Accounts for 2004. However, as evidenced by the commentary below, the Company is already compliant in most areas and, in the few areas where it is not, work is underway to put appropriate structures in place.

The Board

The Directors apply principles of good governance by adopting the following procedures and policies:

- The Board meets a minimum of eleven times per year. This includes one meeting devoted entirely to strategic matters.

- The roles of Chairman and Group Chief Executive are distinct and the offices are held by different people - Rod Kent and Christopher Rodrigues respectively.

- The Board consists of a Non-executive Chairman, five independent Non-executive Directors and five Executive Directors. The five Non-executive Directors bring wide experience from varied backgrounds to the workings of the Board.

- The recognised Senior Independent Director is George Cox, who took over this role on the retirement from the Board of Trevor Lewis on 31 December 2003.

- The purpose of the Board is to govern the Group's strategic direction, supervise its operational management and define and monitor acceptable risk parameters for the Group. The Board has adopted a structure of mandates, granted to individuals and committees throughout the Group, whilst retaining specified matters for its exclusive decision. The specified matters include the approval of interim and final financial statements, the approval of recommendations in connection with the payment of dividends, approval of corporate governance arrangements, the approval of the Group's strategic direction and the approval of various policies to be adopted by the Group. The mandate structure enables authorised individuals to approve levels of expenditure and commit to contracts or other agreements in the normal course of business.

- The Board reviews its constitution at appropriate intervals and each Director is subject to re-appointment every three years in accordance with the Articles of Association.

- For new Directors an appropriate training programme is established to ensure that they are fully conversant with their responsibilities as a Director and with the business of the Group. Throughout their period in office all Directors are updated on Group business, the competitive and regulatory environment in which it operates and other changes as they occur.

- All Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures and applicable rules and regulations are observed. The Directors are able to take independent professional advice at the Company's expense.

Principal Board committees

The Directors manage the Group through Board meetings and a number of committees, each of which has detailed terms of reference. The three principal Board committees are the Audit, Risk & Compliance, Remuneration and Nominations Committees. The Audit, Risk & Compliance and the Remuneration Committees comprise only independent Non-executive Directors. The terms of reference of these committees are available on request to the Registered Office and by visiting the Investor Relations section of www.bbg.co.uk

The role of the Audit, Risk & Compliance Committee is to monitor the effectiveness of the Group's risk management process and its financial and other internal control systems, including effective internal audit, risk management and compliance functions. The committee also reviews the Group's accounting policies, financial statements and external reporting responsibilities. Its role extends to meeting the external auditors and receiving all reports by them addressed to the Group and to undertaking corporate governance and other duties as required under the Financial Services and Markets Act 2000 and applicable regulation made under it.

Corporate governance

The Audit, Risk & Compliance Committee also considers issues concerning auditors including any risk of conflict of interest. The Group recognises the importance of internal and external auditor independence and has adopted principles to safeguard this, as follows:

- the Group will continue, where appropriate, to use the external auditors for non-audit work;
- the Group recognises the need for transparency around the services being provided and for a central independent overview;
- there is appropriate approval for non-audit work to ensure the auditors' independence is not compromised; and
- the Audit, Risk and Compliance Committee monitors audit and non-audit fees paid.

The members of the committee, chaired by Stephen Webster, are Ian Cheshire and Nicholas Cosh.

The Remuneration Committee reviews the remuneration policy for the Group and contractual arrangements of the Executive Directors (and from 2004 onwards the Chairman's remuneration), and also the operation of share plans and options schemes established by the Company. The Directors' Remuneration Report is included on pages 32 to 40. The members of the committee, chaired by George Cox, are Ian Cheshire and Louise Patten.

The Nominations Committee is responsible for reviewing the composition of the Board, recommending new appointments to the Board and reviewing re-appointments when they become due. During the year the committee met to consider the membership of the Board, decided upon changes to the Board and defined the requirements of new Directors. The Committee used external recruitment consultants to assist in locating suitable candidates to be considered for appointment to the Board as Non-executive Directors. The members of the committee, chaired by Rod Kent, are Christopher Rodrigues, Nicholas Cosh and Louise Patten.

Board Meeting and committee attendance 2003

The table below shows the attendance by Directors at the Board Meetings and at the principal committees of which they were members during the year.

	Board	Audit, Risk & Compliance Committee	Remuneration Committee	Nominations Committee
Rod Kent	11/11	4/5	8/8	5/5
Christopher Rodrigues	11/11	-	-	4/5
Ian Cheshire	3/4	2/2	-	-
Nicholas Cosh	9/11	-	1/1	3/5
George Cox	9/11	-	7/8	-
Steven Crawshaw	11/11	-	-	-
Ian Darby	4/4	-	-	-
Robert Dickie	4/4	-	-	-
Louise Patten	1/1	-	1/1	-
Rosemary Thorne	11/11	-	-	-
Stephen Webster	6/7	3/3	-	-
Trevor Lewis	10/11	5/5	7/8	5/5
Mark Smith	9/11	4/5	6/7	4/4
Diana Courtney	3/4	2/2	-	-

Shareholder relations

The Company is committed to on-going, transparent communication across the shareholder base, whether to institutional investors, private or employee shareholders. The Summary Financial Statement, which details key facts about the Group's performance, is distributed to private shareholders. All announcements, presentations and press releases are available on our website at www.bbg.co.uk The Company engages in two-way communication with institutional shareholders, fund managers and analysts to discuss publicly available information on its strategy, performance and policies. The Board receives feedback on these meetings from the Directors attending the meeting, and is also regularly appraised of comments from institutional shareholders and analysts.

At each AGM there is a review of the Group's performance in the preceding year and the Board welcomes the opportunity to gather the views and take questions from shareholders.

In connection with the AGM, the Company discloses the level of proxy voting (including for, against and abstentions), separates resolutions and ensures the attendance of committee chairmen. In addition, the Notice of the AGM is sent out to arrive at least 20 business days before the Meeting to ensure that shareholders have sufficient time in which to consider the items of business.

Internal control

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. The system of internal control is designed to ensure effective and efficient operations and compliance with relevant laws and regulations. Such a system can only provide reasonable and not absolute assurance against material misstatement or loss, as it is designed to manage, rather than eliminate, the risk of failure to achieve business objectives.

Throughout the year ended 31 December 2003 the Group has operated a system of internal control, which includes an ongoing risk management process for identifying, evaluating and managing the significant risks faced by the Group. During the year the Board has continued to review and, where necessary, update the risk management process and the policies and procedures by which these significant risks are managed. The Board has also performed its annual assessment of the effectiveness of internal controls.

Changes in financial regulation continue within the industry, and the Group's risk management processes are designed to operate to ensure that the Group responds appropriately both to actual and proposed regulatory changes.

The Group's management operate a risk management process, producing a Group-wide risk profile that identifies the Group's significant risks, the probability of those risks occurring and their impact should they occur, and has the prime responsibility for the design and operation of suitable controls and mitigating actions. The risk management process is complemented by a formalised reporting and escalation process for control issues. Internal audit has a key role in maintaining the control environment by providing independent assurance on the effectiveness of the Group's internal control systems. The Group Risk Committee oversees the risk management process, considers the Group-wide risk profile on a monthly basis and receives monitoring reports to update them on progress. Further information on risk management and control is set out on pages 20 to 21.

The Group is committed to developing and maintaining an appropriate risk management culture in all areas. This is achieved through an organisational structure with clear reporting lines and governed by appropriate business monitoring mechanisms, codes of conduct and policy statements.

The Board reviews the effectiveness of the system of internal control. The system has been in place throughout 2003 and up to the date of approval of the Annual Report & Accounts. It accords with the Turnbull Committee guidance. In reviewing the effectiveness of the system of internal control the Board takes into account the work of the Audit, Risk & Compliance Committee, which receives reports from the Group Risk Committee on the Group's significant risks and how these are being managed with any significant risk issues referred to the Board for consideration. It also considers reports from internal audit, external audit, compliance and management on the system of internal control, adherence to regulatory requirements, any material control weaknesses, and actions taken to address problem areas identified. The Chairman of the Audit, Risk & Compliance Committee reports on the outcome of each meeting to the Board, where appropriate, and the Board also receives minutes of these Committee meetings.

Going concern

The Directors confirm they are satisfied that the Company has sufficient resources to continue in operation for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements.

Corporate social responsibility report

We are committed to conducting our business in a socially responsible manner.

This year, as well as providing this summary in the main Annual Report & Accounts, Bradford & Bingley Group is publishing its first separate Corporate Social Responsibility ('CSR') Report to explore in more depth our CSR programme.

This report is available from our website, www.bbg.co.uk or by request to csr@bbg.co.uk Alternatively, please write to the CSR Department, Bradford & Bingley plc, 134b New Street, Birmingham B2 4NP to request a printed copy.

Bradford & Bingley's approach to CSR involves conducting our business in a socially responsible manner in respect of the environment, our staff, our customers, our shareholders and local communities.

This summary of our CSR programme follows the FORGE Group framework for CSR management and reporting for the Financial Services sector. The FORGE Group is a consortium of financial institutions and involves the British Bankers' Association and the Association of British Insurers. The guidelines are supported by the Department of Trade & Industry. The framework is divided into the four major themes identified as being those most relevant to financial services organisations – Marketplace, Workplace, Community and Environment.

To facilitate our programme we are a national member of Business in the Community, and the London Benchmarking Group.

In 2003 we participated in the first Corporate Responsibility Index run by Business in the Community. We continue to be a member of the FTSE4Good Index of socially responsible companies.

Ian Darby, Group Commercial Director is the Executive Director responsible for overseeing our CSR activities.

Doing the right thing in the marketplace
Our philosophy for doing business is simple – finding what is best for the customer, is best for us.

Bradford & Bingley provides independent financial advice on more high streets than anyone else, with over 950 independent financial advisers in our branches across the UK. Our advisers have access to a choice of products from a wide range of providers, so customers can be offered independent advice on products which are suited to their needs.

Whilst the Group has many years experience in the field of independent advice, the acquisition of Holden Meehan Ltd in 2003, now Charcol Holden Meehan, brought the Group a high level of expertise in the field of Socially Responsible Investment.

Now in its ninth edition, Charcol Holden Meehan's Guide to Socially Responsible Investment was first published in 1989. The latest edition can be ordered online at www.charcolhm.co.uk In terms of the value of investments in the ethical market, Charcol Holden Meehan is the leading IFA.

Our Housing Finance teams have continued to lend to Housing Associations, enabling the regeneration of housing stock across the UK. We have provided loans to over 130 housing associations and now finance over 90,000 rented homes throughout the UK.

We provide customers with literature in alternative formats, such as braille, audio and large print and, in conjunction with Royal National Institute for the Deaf ('RNID'), we provide sign language and manual interpreting services. We also offer Typetalk services through our partnership with RNID.

Doing the right thing in the workplace
Bradford & Bingley is committed to ensuring the workplace is a safe, diverse and fair environment to work in. We strive for equality across all aspects of working life and, as we recognise the importance of sharing best practice and success, we are members of Opportunity Now and Race for Opportunity. Both these organisations seek to promote gender and race equality within the workplace.

We recognise and accept our duty to protect the health and safety of all staff, contractors and temporary workers, as well as any members of the public who might be affected by our operations.

Robert Dickie, Group Operations Director, is the Board Director responsible for championing good health and safety practices throughout the Group. Health and Safety is managed through a new Human Risk programme. Details of the new approach to human risk have been communicated to all executives and training has been provided to their nominated line co-ordinators, who assist them in meeting their health and safety responsibilities.

Bradford & Bingley has continued to recognise the advantages of employing a diverse workforce.

Women occupy 36% of management roles and 19% of senior management roles within the Group and Bradford & Bingley has two female Directors on the Board. Ethnic minorities make up 13% of our workforce, and we continue to hold community awareness training programmes for management within the Group.

Our employment practices continue to reflect the human rights standards enshrined in the United Nations Universal Declaration of Human Rights and the International Labour Organisation Conventions, and cover such items as minimum working age, working hours, health & safety and discrimination.

Staff benefit from the Group's success through share schemes. In 2003, Bradford & Bingley offered another opportunity to join the Sharesave scheme and 3,500 (52%) staff have chosen to participate, enabling staff to save to buy shares in the Company.

Feedback from staff is encouraged and valued. We carry out an annual survey of all staff. In 2003 we have also increased the profile of our online staff feedback programme which guarantees a reply to staff within two working days.

Doing the right thing in the community
Bradford & Bingley's community programme invested over £1 million for the fourth consecutive year, and for the second year running we were ranked in the top half of the FTSE 100 by the Guardian Giving List (2003: 47th, 2002: 45th). In 2003, we reviewed the areas of community investment we support, and we have taken the decision to focus our support on two areas: preventing and alleviating the causes of homelessness and employee involvement in the community.

Preventing and alleviating the causes of homelessness
2003 saw a strengthening of the relationship between Bradford & Bingley and Shelter, the UK campaigning charity for homeless and badly housed people. Shelter is a national organisation with local solutions working to improve lives. They provide free, professional and independent advice to over 100,000 people each year, an ethos which Bradford & Bingley heartily endorses.

Bradford & Bingley is now the largest corporate supporter of Shelter, through the sponsorship of Shelterline, the 24 hour freephone housing advice helpline.

Employee Involvement
A major strand of our community programme is to involve our staff in the communities in which we live and work.

We support staff fundraising by matching the first £200 of funds raised per employee, and in 2003, 124 staff received matching of £24,770, an increase of 20% on 2002.

Bradford & Bingley also matches staff donations through our payroll giving programme, Give As You Earn. In 2003 we teamed up with Ease2Give to offer an online solution which has increased take up of the Give As You Earn programme to 8.5% of the workforce, giving an additional £85,323 to charities through the company matching scheme.

Our flagship employee involvement programme for 2003 was teaming up with Shelter to enter a team of 70 runners in the London Marathon. Shelter was the official charity of the London Marathon, and Bradford & Bingley was the official charity sponsor.

Our runners, led by Group Chief Executive Christopher Rodrigues, raised over £150,000 for Shelter.

Doing the right thing in the environment
Bradford & Bingley's progress in relation to its environmental responsibilities was reflected in the Business in the Environment Index results. In 2003 Bradford & Bingley was ranked 120th in the FTSE 350, an improvement from 169th in 2002. In addition, Bradford & Bingley was ranked 69th on the same index amongst FTSE 100 companies.

Charcol Holden Meehan is a Carbon Neutral® organisation. This means that all their carbon emissions in the UK are offset by sponsoring a Biomass Gassification Plant in South India. Rather than using diesel, the plant generates electricity using waste from locally grown produce and also pumps water to help grow produce. The reduced greenhouse gas emissions from this plant more than offset Charcol Holden Meehan's carbon emissions in the UK. Charcol Holden Meehan is the first IFA in the world to go Carbon Neutral®.

In order to improve our Group wide environmental performance, Bradford & Bingley has employed consultants to undertake an environmental review in 2004.

For more details on any part of our CSR programme, please consult our separate Corporate Social Responsibility Report.

Directors' remuneration report

The following report has been approved by the Board for agreement with shareholders.

Remuneration Committee

The objective of the Remuneration Committee (the 'Committee') is to develop and apply remuneration strategies that drive performance and reward performance appropriately for the Executive Directors and other senior executives. It is also responsible for the overall remuneration policy for all employees.

The Committee has been composed entirely of Non-executive Directors, as detailed in the table below:

Non-executive Director	Membership dates during 2003
Mark Smith (chairman until 3 Nov)	1 Jan – 3 Nov
George Cox (chairman from 3 Nov)	All year
Trevor Lewis	All year
Rod Kent	All year
Nicholas Cosh	From 25 Nov
Louise Patten	From 17 Dec

Rod Kent, Chairman of the Company, who has been a member of the Committee since 26 November 2002, will continue to attend meetings for those items other than his own arrangements but, in line with current corporate governance practice, ceased to be a member with effect from the end of January 2004.

The Group Chief Executive, Christopher Rodrigues, attends the Committee meetings for those items other than his own arrangements. In addition, a representative from Human Resources is available to provide advice. This role was undertaken by Steven Crawshaw, Managing Director, Lending & Savings in his capacity as HR Director, until 3 November 2003, and thereafter by Andrew Law, General Manager, HR and Purchasing.

The Committee receives advice from a number of sources. The Monks Partnership is the Committee's appointed independent adviser and provides no other services to the Group. Towers Perrin provide external advice to the Board and the Committee on executive compensation levels, structure and design. Towers Perrin also provide services to the Group on employee reward, retirement and administration. Mercer Human Resource Consulting are appointed as the Company's pension scheme actuaries and provide advice to the Company on its pension arrangements. In addition, Watson Wyatt Consultants provide advice to the Committee on Pensions issues.

Attendance at meetings during 2003 is recorded in the Corporate Governance section of this Annual Report & Accounts.

Remuneration policy

The Committee continues to develop a coherent set of reward policies to incentivise performance and balance short and longer-term goals.

The resulting remuneration package comprises two broad elements:

- fixed pay, i.e. base salary and benefits including pension; and
- variable pay, i.e. one short-term incentive (bonus) and two long-term incentives (share options and performance shares).

The package is structured so that high rewards are paid only when shareholders benefit from high returns.

At the upper end of performance, when the options and performance shares vest in full, around three-quarters of the remuneration package is dependent on performance. For 'on target' performance, the variable pay element is around two-fifths of the total package.

Total Remuneration at Target Performance



Base Pay
47%
Variable Pay
43%
Benefits
10%

Total Remuneration at Upper End Performance



Base Pay
20%
Benefits 4%
Variable Pay
76%

Wide share ownership within the Company is encouraged through the use of a savings related share option scheme and through the award of restricted shares to key, high-performing individuals. Over 3,400 employees, including Executive Directors, are currently members of the savings related share option scheme, and over 300 employees were awarded restricted shares during 2003 in recognition of their sales performance. This latter scheme, in which the shares vest over a three-year period (in equal tranches), is not available to Executive Directors.

In addition, the Company operates a Group Profit Share for all employees, subject to scheme rules. The Group Profit Share only pays out for Group performance at or above target. On-target performance delivers 3% of salary, and for performance that significantly exceeds the annual pre-tax profit targets, the maximum payment is 6%. The Group Profit Share payments for Executive Directors are included in their short-term incentive plan.

The Committee believes that the current remuneration policies have served the Company well. However, the Committee has reviewed incentive arrangements for Executive Directors and other senior employees.

After flotation, the Company wished to engender a 'one-group' culture, and therefore pursued a set of remuneration policies to incentivise business performance through group-wide schemes, such as the Group Profit Share, which was available to all staff. Whilst this general philosophy remains appropriate for Executive Directors, now that the business model pursued by the Company has matured, the Committee believes that the link between performance and reward can be better focused by allowing each major line of business to pursue tailored reward models. For example, Group Profit Share will be replaced in 2004 by specific incentive schemes for each area of the Business.

Base salary

Base salaries for Executive Directors are set at market levels. These are typically aligned to the median of companies in the financial services sector, taking into account individual job responsibilities and personal performance against pre-set objectives. Salaries are reviewed annually in April. Base salary is the only element of pay that is pensionable.

Short-term incentive

Along with around 200 other employees, Executive Directors participate in a short-term incentive plan. For Executive Directors, the 2003 plan pays out 40% of base salary for on-target performance, and the maximum possible payment is 80%. The performance measures (for 2003: group profit, business unit performance and individual key objectives) are designed to deliver year-on-year improvements in performance. For 2004, the Committee expects to continue to incentivise short-term performance, but intends to review the exact form of the scheme with a view to initiating stronger links between the short-term and long-term incentive plans.

Long-term incentives

Under the long-term incentives, approved by shareholders as part of the flotation process, share options are granted to around 80 executives, including Executive Directors, to encourage sustained share price and profit growth. To reflect this, and in line with market practice, the Company's earnings per share growth must exceed the increase in the retail price index by at least 9% over a three year period, before the share options can be exercised. If the performance condition has not been achieved at the end of three years, the test may be repeated on three further consecutive occasions, otherwise the options lapse. In 2003, Executive Directors received option grants to the face value of their basic salary. The level of the grant, up to the maximum of 100% of base salary, is reviewed on an annual basis.

The definition of earnings per share ('EPS'), used to assess performance for 2003, is 'basic' EPS, which assumes earnings to be the profit of the Group after all payments, including taxation, are made. This measure was chosen as the most significant measure of overall financial performance of the Company.

A Performance Share Plan ('PSP') replaced the 1998 Long Term Incentive Plan on flotation. In order to incentivise participants, of whom there are 18 including the Executive Directors, to out-perform the competition over the longer-term, the performance measure is comparative Total Shareholder Return ('TSR'), which measures the growth in share price and re-invested dividends. The group of companies chosen for comparison is determined for each PSP award. The current group is composed of similar financial services companies (the 'comparator group'), and is:

Abbey National	Legal & General
Alliance & Leicester	Lloyds TSB
Aviva	Northern Rock
Barclays	Old Mutual
Countrywide	Prudential
Egg	Royal & Sun Alliance
HBOS	Royal Bank of Scotland

At the commencement of each three-year performance period participants are awarded a 'standard' award up to a maximum of one times basic salary. Executive Directors may receive a 'stretch' award of up to a further one times basic salary. The level of both the standard and the stretch award, up to a combined maximum of twice salary, is reviewed on an annual basis.

Fig.1 – Performance Share Plan Vesting Schedule



100%
80%
60%
40%
20%
0%
% of Award Vesting
Standard Award
Stretch Award
100% of Standard Award released for upper quartile performance
100% of Stretch Award released for 85th percentile performance
30% of Standard Award released for median performance
No Stretch Award released at or below median performance
0%
50%
100%
Relative TSR Percentile vs Peer Group

Directors' remuneration report

Shares are released to participants depending on the level of the Company's TSR relative to the comparator group at the end of three years. There are different release criteria for the standard and stretch awards as set out in the vesting schedule (see Fig.1).

For achievement of relative three-year TSR between median and the upper threshold, vesting is on a pro-rata basis. Notwithstanding the comparative TSR performance, the Committee must also be satisfied that the underlying financial performance of the Company warrants vesting.

This vesting schedule has been adopted to reward only out-performance against the comparator group and help to ensure that there is a direct link between the level of the award and the difficulty of the performance conditions. If the performance condition is not achieved at the end of three years, the award lapses.

Future Incentive Arrangements for Executive Directors and Members of the Executive Committee.
The Committee proposes to revise its short and long-term incentive plans for senior executives from 2004 onwards, with the aim of simplifying the existing schemes. The proposal is to replace the current short-term incentive plan and both of the long-term incentive plans with a single scheme that encompasses both aspects of performance. This plan will apply to those individuals whose personal performance has a significant impact on the Company's results, namely the Executive Directors and the members of the Executive Committee (approximately 25 in total).

Within this plan, up to a maximum of 60% of base salary can be paid in cash as a reward for short-term performance following the year end. The other element of the plan will be awarded as an equivalent amount of shares, as a stake in the longer-term. However, these shares will not vest for three years, and if a participant leaves the Company, they will have no automatic right to the shares. If the Company performs well, the value of the shares will be multiplied in line with pre-set performance conditions. Further details are provided in the relevant shareholder resolution in the Notice of Annual General Meeting 2004 document.

Subject to shareholder approval, the new performance-related plan will be introduced during 2004.

If shareholders approve the proposed new arrangements then the use of options will be discontinued, for all current employees, from January 2004 onwards, and no new awards will be made under the Performance Share Plan from April 2004 onwards. Appropriate transitional arrangements will operate for all employees affected by these changes.

Benefits
In line with other companies, benefits are provided in the form of a company car (or cash allowance), private medical insurance and permanent disability and accident insurance.

Executive Directors are members of the Company's non-contributory pension plan. This provides an accrued pension at retirement based on one-fortieth of the base salary paid over the prior twelve months ('final salary') for each year of pensionable service for Ian Darby and Robert Dickie. For Christopher Rodrigues, Rosemary Thorne and Steven Crawshaw, pension benefits accrue at one-fortieth, for service up to 31 December 2000, and at one-thirtieth thereafter.

The pension scheme provides a lump sum death-in-service benefit of the higher of four times basic salary or four times earnings in the previous tax year, together with spouse and dependants' pensions.

The pension arrangements for all employees, including Executive Directors, are currently under review. This review includes consideration of retirement dates.

Contracts
In line with Group policy, all Executive Directors have service contracts that expire at their respective normal retirement age, but the Company has the right to give 12 months' notice of termination (or payment in lieu) and the Director may give 6 months' notice.

Executive Directors receive a maximum of 12 months' basic salary and other benefits in the event of the Company terminating the contract without notice for any reason other than gross misconduct (when there will be no compensation). The date of each service contract and the age of each current Executive Director (as at 31 December 2003) are shown below.

Non-executive Directors
Market level fees for the Non-executive Directors are determined by a Committee of Executive Directors, the current membership being Christopher Rodrigues, Rosemary Thorne and Steven Crawshaw. Towers Perrin provide independent advice on best practice and market fee levels, taking into account the responsibilities and time commitment of each Non-executive Director.

Executive Director	Age at 31 December 2003	Date of service contract
Christopher Rodrigues	54	3 June 1996
Rosemary Thorne	51	29 November 1999
Steven Crawshaw	42	6 April 1999
Robert Dickie	44	31 December 2002
Ian Darby	40	3 December 1984

The Non-executive Directors do not participate in any incentive arrangements and none of them have a service contract. Each receives a letter of engagement indicating that their initial term of appointment will be three years.

With one exception, Non-executive Directors do not receive any other benefit. Trevor Lewis joined the Board in 1990 and was entitled to participate in the Company's private medical insurance arrangements and the pension plan. This provided for a pension based on his final basic fee (including that received as Chairman of Bradford & Bingley Pensions Limited) at an accrual rate of one-thirtieth for each year of pensionable service subject to the Inland Revenue earnings cap. He contributes 5% of his fee to the plan. Trevor Lewis retired from the Board on the 31 December 2003. These pension arrangements do not apply to any Non-executive Director who joined the Board after 1990.

Non-executive directorships

Executive Directors who hold non-executive directorships in other companies are permitted to retain their earnings from these posts.

Performance graph

In accordance with the Directors' Remuneration Report Regulations 2002 ('the Regulations'), Fig. 2 shows Bradford & Bingley's TSR compared with the companies comprising the FTSE 100 for the period from flotation on 4 December 2000 to 31 December 2003. Whilst the FTSE 100 Return Index (of which Bradford & Bingley is a constituent member) has been selected for the purposes of the Regulations to assist shareholders with inter-company comparison, the Board considers the comparator group used for the PSP (described on page 33) to be a more appropriate competitive performance measure for determining the remuneration of the executive population and has therefore included an additional graph (Fig. 3).

Compliance

This report describes the design and structure of our remuneration policies and the tables following show how these have been applied to each individual Director in the year under review. These tables (on pages 36 to 40) have been audited in compliance with the Directors' Remuneration Report Regulations 2002.

We also confirm that the Company complies with the Combined Code ('the Code') appended to the Listing Rules of the UK Listing Authority issued in June 1998 and with section 1B of the Code's provisions on Directors' remuneration and Schedule B to the Code in respect of the content of the Directors' Remuneration Report.

Fig.2 – Historical TSR Performance

Growth in the value of a hypothetical £100 holding over period since listing
FTSE 100 comparison based on spot values



£150.00
£140.00
£130.00
£120.00
£110.00
£100.00
£90.00
£80.00
£70.00
£60.00
Value of Hypothetical £100 Holding
FTSE-100
Bradford & Bingley
Part year TSR (from Bradford & Bingley flotation, 04/12/2000)
Dec-00 Feb-01 Apr-01 Jun-01 Aug-01 Oct-01 Dec-01 Feb-02 Apr-02 Jun-02 Aug-02 Oct-02 Dec-02 Feb-03 Apr-03 Jun-03 Aug-03 Oct-03 Dec-03
Date

Fig.3 – Historical TSR Performance

Growth in the value of a hypothetical £100 holding over period since listing
LTIP comparator group comparison based on spot values



£150.00
£140.00
£130.00
£120.00
£110.00
£100.00
£90.00
£80.00
£70.00
£60.00
Value of Hypothetical £100 Holding
LTIP Comparator Group
Bradford & Bingley
Part year TSR (from Bradford & Bingley flotation, 04/12/2000)
Dec-00 Feb-01 Apr-01 Jun-01 Aug-01 Oct-01 Dec-01 Feb-02 Apr-02 Jun-02 Aug-02 Oct-02 Dec-02 Feb-03 Apr-03 Jun-03 Aug-03 Oct-03 Dec-03
Date

Directors' remuneration report

Directors' emoluments for the year ended 31 December 2003

Executive	Salary/fees	Benefits	Short-term performance remuneration	**Total emoluments 2003**	Total emoluments 2002
	£	£	£	**£**	£
Christopher Rodrigues	495,000	26,310	250,000	**771,310**	771,850
Steven Crawshaw	252,500	14,645	156,000	**423,145**	369,208
Keith Greenough (retired 31 December 2002)	–	–	–	–	275,016
Kevin McGuinness (retired 28 February 2002)	–	–	–	–	35,058
Rosemary Thorne	309,375	24,891	128,000	**462,266**	482,286
Ian Darby (appointed 8 August 2003)	91,505	5,626	29,441	**126,572**	–
Robert Dickie (appointed 8 August 2003)	98,468	5,606	49,333	**153,407**	–
Total	1,246,848	77,078	612,774	**1,936,700**	1,933,418

Non-executive	Fees	Benefits	**Total emoluments 2003**	Total emoluments 2002
	£	£	**£**	£
Rod Kent (appointed 24 September 2002)	201,667	–	**201,667**	34,115
Lindsay Mackinlay (retired 31 October 2002)	–	–	–	108,333
Ian Cheshire (appointed 8 August 2003)	16,782	–	**16,782**	–
Nicholas Cosh	44,000	–	**44,000**	37,500
Diana Courtney (retired 30 April 2003)	12,333	–	**12,333**	37,500
George Cox	39,833	–	**39,833**	32,500
Peter Flesher (retired 28 February 2002)	–	–	–	8,163
Trevor Lewis (retired 31 December 2003)	83,333	930	**84,263**	80,689
Louise Patten (appointed 17 December 2003)	1,798	–	**1,798**	–
Mark Smith (retired 17 December 2003)	43,375	–	**43,375**	42,500
Stephen Webster (appointed 1 May 2003)	32,708	–	**32,708**	–
Total	475,829	930	**476,759**	381,300

	Salary/fees	Benefits	Short-term performance remuneration	**Total emoluments 2003**	Total emoluments 2002
	£	£	£	**£**	£
Total Directors' emoluments	1,722,677	78,008	612,774	**2,413,459**	2,314,718

Notes

Short-term performance remuneration shown above reflects amounts payable in respect of 2003 performance. Taxable benefits received by Directors consist principally of the provision of a company car, health benefits and housing allowance as appropriate.

Directors' pensions

Directors' accrued pension entitlements
(£000)

	Age as at 31 December 2003	Accrued Pension Entitlement 31 December 2003	Change in Accrued Benefit during 2003	Transfer Value as at 31 December 2003	Transfer Value as at 31 December 2002	Change in Transfer Value during 2003	Transfer Value of increase in accrued pension	Company's pension contribution 2003
Executive								
Christopher Rodrigues	54	109	18	1,633	1,239	394	258	19
Steven Crawshaw	42	33	10	279	179	100	76	19
Rosemary Thorne	51	39	11	516	339	177	137	19
Ian Darby (appointed 8 August 2003)	40	20	7	157	91	66	53	19
Robert Dickie (appointed 8 August 2003)	44	6	6	56	–	56	56	13
Non-executive								
Trevor Lewis (retired 31 December 2003)	67	44	5	675	655	20	(45)	17

Notes

Pension disclosures are reported above in accordance with Directors' Remuneration Report Regulations 2002. The transfer values reported above reflect the capital value of the relevant pension assessed under market conditions at the end of 2003 and 2002 respectively. The increase in accrued pension entitlement represents the change in the annual pension to which each Director is entitled as a result of changes in pensionable earnings, excluding inflation, and increases in pensionable service.

The amounts in respect of the Company's pension contribution for Ian Darby and Robert Dickie reflect entitlements, not only for their time as a Director, but for the whole of 2003.

Directors' share option grants

	At 31 Dec 2002	Granted in year	Exercised	Lapsed	At 31 Dec 2003	Exercise price (p)	Earliest exercise date	Last exercise date
Christopher Rodrigues								
Executive share option scheme								
	130,184	–	–	–	130,184	291.83	Mar 04	Mar 11
	126,749	–	–	–	126,749	315.58	Mar 05	Mar 12
	–	170,412	–	–	170,412	281.67	Feb 06	Feb 13
Savings related share option scheme								
	4,843	–	–	–	4,843	200.00	Mar 04	Aug 04
Steven Crawshaw								
Executive share option scheme								
Prior to appt as Executive Director	48,863	–	–	–	48,863	291.83	Mar 04	Mar 11
Post appt as Executive Director	60,205	–	–	–	60,205	315.58	Mar 05	Mar 12
	–	81,655	–	–	81,655	281.67	Feb 06	Feb 13
Savings related share option scheme								
Prior to appt. as Executive Director	8,437	–	–	–	8,437	200.00	Mar 06	Aug 06
Ian Darby								
Executive share option scheme								
Prior to appt as Executive Director	45,617	–	–	–	45,617	291.83	Mar 04	Mar 11
	55,452	–	–	–	55,452	315.58	Mar 05	Mar 12
	–	71,005	–	–	71,005	281.67	Feb 06	Feb 13
Savings related share option scheme								
Prior to appt as Executive Director	4,843	–	–	–	4,843	200.00	Mar 04	Aug 04
Robert Dickie								
Executive share option scheme								
Prior to appt as Executive Director	–	81,655	–	–	81,655	281.67	Feb 06	Feb 13
Savings related share option scheme								
Prior to appt as Executive Director	–	4,223	–	–	4,223	223.74	May 06	Oct 06
Rosemary Thorne								
Executive share option scheme	90,357	–	–	–	90,357	291.83	Mar 04	Mar 11
	87,140	–	–	–	87,140	315.58	Mar 05	Mar 12
	–	106,507	–	–	106,507	281.67	Feb 06	Feb 13
Savings related share option scheme								
	2,770	–	–	–	2,770	200.00	Mar 04	Aug 04
	1,609	–	–	–	1,609	252.67	May 05	Oct 05

Notes

The exercises of share options are subject to a performance condition related to the improvement in the Company's earnings per share

The aggregate value of gains on options made by Executive Directors in 2003 was £Nil (2002: £Nil).

Directors' performance share plan awards

	At 31 Dec 2002	Awarded in year	At 31 Dec 2003	Award value (p) per share	Performance period ends	Vesting date	Performance conditions
Christopher Rodrigues	103,983	–	103,983	291.83	Dec 03	Mar 04	Standard
	101,399	–	101,399	315.58	Dec 04	Mar 05	Standard
	45,685	–	45,685	332.00	Dec 04	Mar 05	Standard
	147,086	–	147,086	332.00	Dec 04	Mar 05	Stretch
	–	170,412	170,412	281.67	Dec 05	Feb 06	Standard
	–	170,412	170,412	281.67	Dec 05	Feb 06	Stretch
Steven Crawshaw							
Prior to appt. as Executive Director	39,029	–	39,029	291.83	Dec 03	Mar 04	Standard
Post appt. as Executive Director	48,164	–	48,164	315.58	Dec 04	Mar 05	Standard
	22,303	–	22,303	332.00	Dec 04	Mar 05	Standard
	70,468	–	70,468	332.00	Dec 04	Mar 05	Stretch
	–	81,656	81,656	281.67	Dec 05	Feb 06	Standard
	–	81,655	81,655	281.67	Dec 05	Feb 06	Stretch
Ian Darby							
Prior to appt. as Executive Director	36,436	–	36,436	291.83	Dec 03	Mar 04	Standard
	44,362	–	44,362	315.58	Dec 04	Mar 05	Standard
	16,975	–	16,975	332.00	Dec 04	Mar 05	Standard
	61,338	–	61,338	332.00	Dec 04	Mar 05	Stretch
	–	71,005	71,005	281.67	Dec 05	Feb 06	Standard
	–	71,005	71,005	281.67	Dec 05	Feb 06	Stretch
Robert Dickie							
Prior to appt. as Executive Director	–	81,656	81,656	281.67	Dec 05	Feb 06	Standard
	–	81,655	81,655	281.67	Dec 05	Feb 06	Stretch
Rosemary Thorne	72,172	–	72,172	291.83	Dec 03	Mar 04	Standard
	69,712	–	69,712	315.58	Dec 04	Mar 05	Standard
	22,372	–	22,372	332.00	Dec 04	Mar 05	Standard
	92,085	–	92,085	332.00	Dec 04	Mar 05	Stretch
	–	106,508	106,508	281.67	Dec 05	Feb 06	Standard
	–	106,507	106,507	281.67	Dec 05	Feb 06	Stretch

Notes
Performance Share Plan awards are subject to the achievement of a performance criterion which measures the Company's TSR against a peer group of companies.
For description see the Directors' Remuneration Report.

Directors' 1998 long-term incentive plan - share award*

	At 31 Dec 2002	Granted in year	Exercised	Lapsed	At 31 Dec 2003	Award value (p) per share	Exercise Date	Last exercise date
Christopher Rodrigues								
Exercisable	81,811	–	–	–	81,811	249.35	Dec-00	Dec-05
Steven Crawshaw**								
Exercisable	9,647	–	–	–	9,647	249.35	Dec-00	Dec-05
Rosemary Thorne								
Exercisable	15,147	–	–	–	15,147	249.35	Dec-00	Dec-05

Notes

*No awards have been made under this plan since December 2000.

**Prior to appointment as Executive Director.

Long-Term Incentive Plan participants were entitled to choose cash or shares.
Where shares were chosen, nil cost options were granted. However, in order to receive these options participants sacrificed cash entitlements equivalent to 249.35p per share.

Notes to Directors' Remuneration Report tables

The performance period for the 2001 allocation made under the 2000 Performance Share Plan ended on the 31st December 2003. Full details concerning any shares released to Executive Directors in 2004 will be contained in the Annual Report & Accounts for 2004. Additionally, under the 2001 share option award, the EPS performance measure was met and as such the options will become exercisable from 8 March 2004.

On 31 December 2003 the closing market price of ordinary shares in Bradford & Bingley plc was 305p and the range during the year to 31 December 2003 was 245p to 356.5p

Approved by the Board on 16 February 2004 and signed on its behalf by:

George Cox
Chairman of the Remuneration Committee

Statement of Directors' responsibilities

The following statement, which should be read in conjunction with the statement of the Auditor's responsibilities on page 42, is made by the Directors to explain their responsibilities.

The Directors are required by the Companies Act 1985 to prepare Financial Statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year. The Directors are required to prepare the Financial Statements on the going concern basis unless it is not appropriate.

The Directors consider that, in preparing the Financial Statements on pages 43 to 78, they have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates and that all accounting standards which they consider applicable have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the Financial Statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group to prevent and detect fraud and other irregularities.

Rod Kent
Chairman
16 February 2004

Independent auditor's report

to the shareholders of Bradford & Bingley plc

We have audited the Financial Statements on pages 43 to 78. We have also audited the information in the Directors' Remuneration Report on pages 36 to 40.

This report is made solely to the Company's shareholders, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's shareholders those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report & Accounts. As described on page 41, this includes responsibility for preparing the Financial Statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the Financial Statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Financial Statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed. We review whether the statement on page 27 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report & Accounts, including the corporate governance statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the Financial Statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit of the Group for the year then ended; and
- the Financial Statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Leeds
16 February 2004

Consolidated profit and loss account

for the year ended 31 December 2003

	Notes	2003 £m	2002 £m
Interest receivable:			
Interest receivable and similar income arising from debt securities		**144.9**	142.1
Other interest receivable and similar income		**1,280.7**	1,235.4
Interest payable		**(990.0)**	(936.1)
Net interest income		**435.6**	441.4
Fees and commissions receivable		**296.1**	289.8
Fees and commissions payable		**(32.0)**	(18.0)
Other operating income		**38.5**	15.1
Operating income		**738.2**	728.3
Administrative expenses:			
On-going	2	**(439.8)**	(416.5)
Exceptional	3	**–**	(32.6)
		(439.8)	(449.1)
Depreciation and amortisation	17/18	**(28.8)**	(29.8)
Provisions for bad and doubtful debts	13	**(6.6)**	(6.2)
Operating profit		**263.0**	243.2
Share of operating loss and amortisation of goodwill in joint venture		**–**	(2.6)
Profit on ordinary activities before tax		**263.0**	240.6
Tax on profit on ordinary activities:	6		
On-going		**(72.2)**	(63.2)
Exceptional credit		**22.9**	–
		(49.3)	(63.2)
Profit on ordinary activities after tax		**213.7**	177.4
Minority interest (non-equity)		**(9.7)**	(5.8)
Profit attributable to shareholders		**204.0**	171.6
Dividends	8	**(102.0)**	(96.4)
Profit retained for the financial year	30	**102.0**	75.2
Earnings per share (excluding exceptionals)	9	**28.7p**	29.3p
Basic earnings per share	9	**32.3p**	25.9p
Diluted earnings per share	9	**32.2p**	25.8p

All results arise from continuing operations.

There were no material gains or losses in either year other than the profit shown above.

The notes on pages 47 to 78 form part of these Financial Statements.

Consolidated balance sheet

at 31 December 2003

	Notes	2003 £m	2002 £m
Assets			
Cash and balances at central banks		**43.7**	45.0
Treasury bills and other eligible bills	10	**132.6**	197.0
Loans and advances to banks	11	**2,773.3**	1,356.7
Loans and advances to customers	12	**24,791.5**	19,302.3
Loans and advances to customers subject to non-recourse funding	12	**1,063.1**	1,204.0
Less non-recourse funding	12	**(1,036.7)**	(1,180.1)
		26.4	23.9
Debt securities	14	**3,884.9**	3,933.2
Investment in joint venture	15	**–**	2.1
Intangible fixed assets	17	**116.1**	110.0
Tangible fixed assets	18	**138.9**	143.9
Own shares	28	**33.0**	20.8
Other assets	19	**75.2**	86.1
Prepayments and accrued income	20	**175.3**	165.3
Total assets		**32,190.9**	25,386.3
Liabilities			
Deposits by banks	21	**1,708.8**	489.5
Customer accounts	22	**17,170.5**	16,614.9
Debt securities in issue	23	**10,322.5**	5,768.0
Other liabilities	24	**265.5**	272.6
Accruals and deferred income	25	**148.0**	131.1
Provisions for liabilities and charges	26	**3.3**	22.6
Subordinated liabilities	27	**1,121.9**	677.3
Equity shareholders' funds:			
Called up share capital	28	**158.5**	163.5
Share premium account	30	**3.9**	3.9
Capital redemption reserve	30	**12.0**	7.0
Profit and loss account	30	**1,127.4**	1,087.4
Shareholders' funds		**1,301.8**	1,261.8
Minority interest (non-equity)	29	**148.6**	148.5
Total liabilities		**32,190.9**	25,386.3
Memorandum items: Commitments	32	**1,139.9**	972.3

The notes on pages 47 to 78 form part of these Financial Statements.
Approved by the Board of Directors on 16 February 2004 and signed on its behalf by:

Rod Kent	Chairman
Christopher Rodrigues	Group Chief Executive
Rosemary Thorne	Group Finance Director

Company balance sheet

at 31 December 2003

	Notes	2003 £m	2002 £m
Assets			
Cash and balances at central banks		**43.6**	45.0
Treasury bills and other eligible bills	10	**132.6**	197.0
Loans and advances to banks	11	**2,556.7**	1,154.2
Loans and advances to customers	12	**24,288.5**	19,695.6
Debt securities	14	**3,304.1**	3,654.1
Shares in Group undertakings	16	**624.7**	601.0
Tangible fixed assets	18	**108.8**	117.9
Own shares	28	**33.0**	20.8
Other assets	19	**26.4**	66.5
Prepayments and accrued income	20	**155.3**	159.8
Total assets		**31,273.7**	25,711.9
Liabilities			
Deposits by banks	21	**391.3**	369.0
Customer accounts	22	**17,746.0**	17,175.3
Debt securities in issue	23	**10,322.5**	5,768.0
Other liabilities	24	**226.9**	248.9
Accruals and deferred income	25	**136.4**	113.0
Provisions for liabilities and charges	26	**3.2**	22.4
Subordinated liabilities	27	**1,270.5**	825.8
Equity shareholders' funds:			
Called up share capital	28	**158.5**	163.5
Share premium account	30	**3.9**	3.9
Capital redemption reserve	30	**12.0**	7.0
Profit and loss account	30	**1,002.5**	1,015.1
Shareholders' funds		**1,176.9**	1,189.5
Total liabilities		**31,273.7**	25,711.9
Memorandum items: Commitments	32	**740.4**	597.1

The notes on pages 47 to 78 form part of these Financial Statements.
Approved by the Board of Directors on 16 February 2004 and signed on its behalf by:

Rod Kent	Chairman
Christopher Rodrigues	Group Chief Executive
Rosemary Thorne	Group Finance Director

Consolidated cash flow statement

for the year ended 31 December 2003

	2003	2002
	£m	£m
Net cash (outflow)/inflow from operating activities	(1,141.5)	108.5
Returns on investment and servicing of finance		
Interest paid on perpetual preferred securities	(9.7)	–
Interest paid on subordinated liabilities	(62.0)	(49.2)
Net cash outflow from returns on investment and servicing of finance	(71.7)	(49.2)
Taxation	(61.5)	(54.3)
Capital expenditure and financial investment		
Purchase of investment securities	(7,326.9)	(7,072.3)
Sale and maturity of investment securities	7,456.1	7,012.0
Purchase of tangible fixed assets	(27.4)	(11.3)
Sale of tangible fixed assets	24.9	17.6
Purchase of own shares	(14.3)	(13.3)
Disposal of own shares	1.0	2.4
Net cash inflow/(outflow) from capital expenditure and financial investment	113.4	(64.9)
Acquisitions and disposals		
Net cash outflow from the investment in joint venture	(0.6)	(4.5)
Net cash outflow from the acquisitions of subsidiaries	(9.7)	–
Net cash outflow from acquisitions and disposals	(10.3)	(4.5)
Equity dividends paid	(97.7)	(91.4)
Financing		
Net proceeds from the issue of perpetual subordinated liabilities	444.2	197.3
Net proceeds from the issue of perpetual preferred securities	–	148.5
Net proceeds from secured funding	970.9	–
Repayment of subordinated liabilities	–	(100.0)
Repurchase of own shares	(62.0)	(88.7)
Net cash inflow from financing	1,353.1	157.1
Increase in cash	83.8	1.3

See note 35 for reconciliations of cash and financing balances and operating profit to net cash flow from operating activities.

Reconciliation of movement in shareholders' funds

for the year ended 31 December 2003

	Group		Company	
	2003	2002	2003	2002
	£m	£m	£m	£m
Profit attributable to shareholders	204.0	171.6	151.4	162.3
Dividends	(102.0)	(96.4)	(102.0)	(96.4)
	102.0	75.2	49.4	65.9
Repurchase of own shares	(62.0)	(88.7)	(62.0)	(88.7)
Net addition/(reduction) to shareholders' funds	40.0	(13.5)	(12.6)	(22.8)
Opening shareholders' funds	1,261.8	1,275.3	1,189.5	1,212.3
Closing shareholders' funds	1,301.8	1,261.8	1,176.9	1,189.5

No note of historical cost profits and losses has been presented as there is no material difference between the Group's results as disclosed in the Consolidated Profit and Loss Account and the results on an unmodified historical cost basis.

Notes to the financial statements

1. Principal accounting policies

The accounting policies have been reviewed in accordance with the requirements of Financial Reporting Standard No.18 *'Accounting Policies'*. The Directors consider that the accounting policies set out below remain most appropriate to the Company's circumstances, have been consistently applied, and are supported by reasonable and prudent estimates and judgements.

(a) Basis of preparation

The accounts have been prepared in accordance with applicable accounting standards and decisions of the Urgent Issues Task Force under the historical cost accounting convention. In addition the accounts have been prepared in accordance with the special provisions of the Companies Act 1985 applicable to banking companies and banking groups and in accordance with the Statements of Recommended Practice (SORP's) issued by the British Bankers' Association.

(b) Basis of consolidation

The Group accounts consolidate the accounts of the Company and its subsidiary undertakings, and other companies which are considered by the Directors to be quasi-subsidiaries as defined in Financial Reporting Standard No. 5 *'Reporting the Substance of Transactions'*, all of which have co-terminous accounting periods. In addition the accounts comprise the appropriate share of profits and losses of its associates and joint ventures. Where subsidiaries have been acquired during a period, their results have been consolidated in the Financial Statements from the date of acquisition.

(c) Goodwill

Goodwill arising on the acquisition of subsidiary undertakings and joint ventures represents the difference between the fair value of the consideration and the aggregate of the fair values of the separate net assets acquired. Goodwill is included within intangible fixed assets or investments in joint ventures and is amortised over a period appropriate to each acquisition, not exceeding 20 years.

Any unamortised goodwill on disposal of a subsidiary undertaking or joint venture is charged against the sale proceeds.

Impairment reviews are conducted at the end of the first full year after the year of acquisition in accordance with accounting standards or when events or changes in circumstances indicate that the carrying value of goodwill may not be fully recoverable or the amortisation period may have reduced. Any shortfalls are added to the amortisation of goodwill in the year of the impairment review.

(d) Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Full provision is made for deferred taxation in accordance with Financial Reporting Standard No.19 *'Deferred Tax'*.

(e) Fixed assets and depreciation

The cost of additions and major alterations to land and buildings, equipment, fixtures and motor vehicles is capitalised.

Depreciation is provided so as to write off the cost, less the estimated residual value, of tangible fixed assets over their useful economic lives.

Depreciation is provided as follows:

- freehold and long leasehold buildings at 2% per annum on a straight-line basis;
- short leasehold properties are amortised over the remainder of the lease up to 50 years;
- fixtures and fittings at 20% per annum on a straight-line basis;
- motor vehicles at 25% per annum on a reducing balance basis;
- computer equipment at rates ranging from 20% to 33% per annum on a straight-line basis;
- software licences of an enduring nature at 33% per annum on a straight-line basis;
- internet development costs for transactional based websites at 50% per annum on a straight-line basis; and
- other equipment and major alterations to buildings at 10% per annum on a straight-line basis.

Any impairment in the value of freehold and long leasehold land and buildings is dealt with through the Profit and Loss Account as it arises.

(f) Leasing

Rentals under operating leases are charged to administrative expenses in the year in which the expenditure is incurred. Assets acquired under finance leases are capitalised at fair value at the start of the lease, with the corresponding obligations being included in other liabilities. The finance lease costs charged to the Profit and Loss Account are based on a constant periodic rate as applied to the outstanding liabilities.

(g) Debt securities

Debt securities intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated at cost as adjusted for the amortisation of any premiums or discounts arising on acquisition, which are amortised over the period to redemption on a level yield basis. Any such amortisation is included in interest receivable. Provision is made for any impairment in value. Debt securities are accounted for on a trade date basis. Each investment in a structured investment vehicle ('SIV') is individually reviewed to ensure the accounting treatment is appropriate.

Where the SIV is considered to have minimal management discretion, the Group recognises its share of the SIV's underlying assets and liabilities. In other cases they are treated as debt securities. Interest on these vehicles includes a margin above the coupon rate to reflect profits earned by the underlying investment.

(h) Pension and post retirement benefits

The Group charges pension and other post retirement costs against profits in accordance with Statement of Standard Accounting Practice 24 *'Accounting for Pension Costs'* using an actuarial method and assumptions designed to provide for the anticipated costs over the remaining service lives of the employees in the scheme. This method ensures that the regular costs represent a relatively equal proportion of the current and expected future pensionable payroll in the light of current actuarial assumptions. Any SSAP 24 prepayment or liability is included in prepayments and accrued income or other liabilities as appropriate, with all charges to the Profit and Loss Account, including interest, in administrative expenses.

Variations from regular cost are spread over the remaining service lives of current employees in the scheme.

(i) Provisions for bad and doubtful debts

Provisions for losses on residential loans and advances to customers are made throughout the year and at the year-end. The basis for determining the level of provisions is to provide for all reasonably foreseeable losses that exist in the portfolio at the date of calculation.

Specific provisions for residential lending are created for cases with arrears to debt ratios of 2.5% or greater. The potential shortfall is calculated from the outstanding mortgage debt plus costs of re-possession less the estimated property value with a discount valuation factor for forced sale. The potential shortfall for each case is adjusted to reflect the probability of loss. This adjustment reflects historical performance except for specialist lending where, because this area of lending is not yet mature, probabilities of loss are predicted by reference to the credit scoring system.

The specific provision for properties in possession is based on the contracted/agreed sale price or sale valuation with adjustment for expenses of sale and income from insurance policies. Specific provisions for the commercial portfolio are calculated on all cases three or more months in arrears. A probability of loss, dependent on the severity of the arrears, is applied on a case-by-case basis.

General provisions are raised to cover losses which are judged to be present in loans and advances at the balance sheet date, but which have not been specifically identified as such. The general provision also takes into account the economic climate in the market and the level of security held. Loans and advances are written off where there is no realistic prospect of recovery.

Interest charged to all residential and commercial loans which are in arrears or in possession, and where the interest is expected to be irrecoverable, is suspended from other interest receivable and similar income.

(j) Debt and capital instrument issue costs
These are amortised over the period to the instruments' maturity at a constant rate and included in interest payable. The unamortised amounts are deducted from the relevant liability. In the event of early repayment the unamortised issue cost is charged to interest payable.

(k) Interests in joint ventures
Joint ventures are undertakings in which the Group holds an interest on a long-term basis and are jointly controlled by the Group and one or more other venturers under a contractual agreement.

The Group's share of profits less losses from joint ventures is included in the Profit and Loss Account using the gross equity method. The holding value of joint ventures in the Consolidated Balance Sheet is calculated by reference to the Group's share of the gross assets, including Group loans to the joint venture and any related unamortised goodwill, less its share of the gross liabilities, as shown by the most recent accounts available.

(l) Foreign currencies
Assets and liabilities denominated in foreign currency that have been hedged by means of matching foreign currency contracts, are translated at the exchange rate inherent in those contracts. Where assets and liabilities denominated in foreign currency have not been hedged, they are translated at the rate of exchange at the balance sheet date.
Any gains or losses are included in interest receivable or payable depending on the underlying instrument being an asset or liability.

m) Mortgage indemnity insurance
Charges to borrowers in respect of high loan-to-value advances are paid to a wholly owned captive insurance company. In the Group accounts these charges are treated as deferred income and deducted from loans and advances to customers. The income deferred is released to interest receivable on a level yield basis over the life of the mortgage.

(n) Incentives to customers
Cashbacks, interest discounts and other incentives to customers are amortised against interest receivable and similar income or interest payable over the early redemption clawback period of these products commencing from the date of completion. Unamortised incentives are held within prepayments and accrued income and other liabilities.

(o) Acquisition of mortgage portfolios
Premiums paid on the acquisition of mortgage portfolios are held within other assets and amortised over the estimated economic life of the underlying asset. Where such mortgage portfolios are acquired as part of a company purchase, the resulting charge is included within administrative expenses. Where such mortgage portfolios are acquired as a result of a specific asset purchase, the resulting charge is deducted from interest receivable.

(p) Loans and advances to customers subject to non-recourse funding
Loans and advances to customers subject to non-recourse funding are included in the Consolidated Balance Sheet using the linked presentation method. Such balances are stated at book value. The profit on ordinary activities before taxation is included within other operating income in the Consolidated Profit and Loss Account. The same provisioning policies as stated in note (i) above apply to these loans.

(q) Off-balance sheet financial instruments
Off-balance sheet financial instruments are entered into by the Group for hedging purposes to reduce the risks arising on transactions entered into in the normal course of business. The effectiveness of this hedging is reviewed on a regular basis.

The income or expense arising from off-balance sheet financial instruments entered into for hedging purposes is recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged.

Where off-balance sheet instruments are terminated prior to the underlying hedged transaction terminating, any profits or losses realised upon early termination are deferred and matched against the income or expenditure arising from the underlying hedged transaction over the remaining period of the hedging instrument. If the underlying hedged transaction is extinguished or terminated, the remaining unamortised gains or losses on the hedge are recognised in the Profit and Loss Account immediately.

The Group does not undertake transactions for trading or speculative purposes and consequently all off-balance sheet financial instruments are classified as hedging contracts.

(r) Income recognition
- Interest income is recognised in the Profit and Loss Account as it accrues except where interest is suspended as set out in accounting policy note (i) above.
- Commercial lending fees charged in lieu of interest are recognised in the Profit and Loss Account as interest receivable on a level yield basis over the discount period of the interest foregone.
- Residential lending fees and commissions receivable are recognised in the Profit and Loss Account on receipt within Fees and Commissions Receivable.
- Commission receivable from Regulated Financial Services products is recognised as income within Fees and Commissions Receivable when the policy goes 'On Risk', net of any provision for repayment in the event of termination by the customer.
- Procurement Fees from sale of mortgages are recognised when the house sale completes and the mortgage becomes active.
- Client Fees are recognised on the exchange of contract for the relevant property.
- Estate Agency fees on sales of new and second hand homes are recognised on exchange of contracts.

(s) Fees payable
Fees payable to brokers and agents in respect of the sale of Bradford & Bingley mortgages are fully expensed as incurred.

	Group 2003	Group 2002
	£m	£m
2. On-going administrative expenses		
Staff costs (see note 4)	**210.8**	200.1
Property rentals	**14.8**	13.7
Hire of equipment	**1.9**	1.5
Remuneration of auditors and associates:		
Audit services:		
Statutory audit fees	**0.6**	0.5
Other audit fees	**0.1**	0.5
	0.7	1.0
Further assurance services	**0.2**	0.1
Tax services	**0.2**	0.4
Other services	**0.2**	0.4
Other expenses	**211.0**	199.3
	439.8	416.5

Statutory audit fees paid by the Company were £0.5m (2002: £0.4m).

	2003	2002
3. Exceptional administrative expenses		
Re-organisation costs	–	17.7
Disengagement from joint venture	–	14.9
	–	32.6

The exceptional costs in 2002 in respect of the joint venture related principally to software write-off and redundancy costs relating to disengagement from the ALLTEL Mortgage Solutions joint venture. The exceptional re-organisation costs in 2002 comprised principally staff redundancy costs resulting from a rationalisation of administrative support functions, including further outsourcing of the IT function to IBM.

	2003	2002	2003	2002	2003	2002
	Full time		Part time		Full time equivalent	
4. Staff costs and number						
The average number of persons employed by the Group during the year	**5,834**	5,711	**1,914**	2,039	**6,745**	6,682

The full time equivalent is based on the average hours worked by employees in the year.

	Group 2003	Group 2002
	£m	£m
The aggregate costs of these persons were as follows:		
Wages and salaries	**178.7**	173.8
Social security costs	**19.3**	15.8
Other pension costs	**12.8**	10.5
	210.8	200.1

5. Directors' remuneration

Full details of the Directors' remuneration are set out in the Directors' Remuneration Report on pages 32 to 40, including details of the long-term incentive schemes and pension entitlements. Details of Directors' share interests in Bradford & Bingley plc are set out in the Directors' Report on page 25.

	Group	
	2003	2002
	£m	£m
6. Tax on profit on ordinary activities		
Analysis of the charge in the year		
Current tax:		
UK corporation tax on profits for the year	**74.2**	61.8
Adjustments in respect of previous periods	**(12.3)**	4.3
	61.9	66.1
Foreign tax	**1.7**	2.2
	63.6	68.3
Exceptional credit - UK corporation tax	**(22.9)**	–
Total current tax	**40.7**	68.3
Deferred tax:		
Origination and reversal of timing differences (see note 19)	**8.6**	(5.1)
Total deferred tax	**8.6**	(5.1)
Tax on profit on ordinary activities	**49.3**	63.2

There are no adjustments in respect of previous periods included within foreign tax.

During the year, the Inland Revenue agreed that certain costs of conversion to listed company status were a deductible expense for tax purposes. As a result of this agreement, an exceptional tax credit of £22.9m has been recognised in these accounts.

The 2003 current tax charge of £40.7m (2002: £68.3m) equates to an effective rate of 15.4% (2002: 28.4%). This is reconciled to the standard UK rate as follows:

	2003	2002
	%	%
Standard corporation tax rate	**30.0**	30.0
Expenses not deductible for tax	**3.1**	0.5
Exceptional tax credit	**(8.7)**	–
Lower rate on overseas earnings	**(1.0)**	(1.1)
Adjustments in respect of previous periods	**(4.7)**	(1.0)
Tax on minority interest (non-equity)	**(1.1)**	(0.7)
Effect of timing differences	**(2.2)**	(0.4)
Other	**–**	1.1
	15.4	28.4

7. Profit on ordinary activities after tax

The profit after tax of the Company attributable to the shareholders is £151.4m (2002: £162.3m). As permitted by section 230 of the Companies Act 1985, the Company's Profit and Loss Account has not been presented in these Financial Statements.

	Company		Company	
	2003	2002	**2003**	2002
	Pence per share	Pence per share	**£m**	£m
8. Dividends				
Interim dividend paid	**5.5**	4.9	**33.6**	32.5
Final dividend proposed	**11.0**	9.9	**68.4**	63.9
	16.5	14.8	**102.0**	96.4

	Group and Company	
	2003	2002
	Shares (m)	Shares (m)
9. Earnings per share		
Weighted average number of ordinary shares in issue	**631.2**	663.6
Dilutive effect of ordinary shares issuable under Company share schemes	**2.8**	2.6
Diluted ordinary shares	**634.0**	666.2

Shares acquired by employee share trusts which are held on the Consolidated Balance Sheet have been excluded from the calculation of earnings per share, as under Financial Reporting Standard No. 14 they are treated as if they are cancelled until such time as they vest unconditionally to the employee.

The earnings, net of corporation tax, used in calculating the basic, diluted and excluding exceptionals earnings per share figures were as follows:

	2003	2002
	£m	£m
Basic and diluted earnings: profit attributable to the shareholders of Bradford & Bingley plc	**204.0**	171.6
Add: re-organisation costs	**–**	12.4
Add: joint venture disengagement costs	**–**	10.4
Less: exceptional tax credit	**(22.9)**	–
Earnings excluding exceptionals	**181.1**	194.4

The earnings per share figure excluding exceptionals is reported in order to provide shareholders with a performance measure excluding the effect of exceptionals.

	Group and Company		Group and Company	
	2003	2002	**2003**	2002
	Book value	Book value	**Market value**	Market value
	£m	£m	**£m**	£m
10. Treasury bills and other eligible bills				
Investment securities:				
Treasury bills and similar securities	**132.6**	189.1	**132.5**	189.1
Other eligible bills	**–**	7.9	**–**	8.0
	132.6	197.0	**132.5**	197.1

The movement on treasury bills and other eligible bills held for investment purposes was as follows:

	Group and Company **Book value**
	£m
At 1 January 2003	**197.0**
Additions	**562.4**
Disposals and maturities	**(630.9)**
Amortisation of discounts	**4.1**
At 31 December 2003	**132.6**

Included in the above balances are unamortised discounts on investment securities of £0.4m for Group and Company (2002: £2.3m).

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
11. Loans and advances to banks				
Repayable on demand	**230.8**	126.9	**124.5**	95.2
Other loans and advances repayable:				
In not more than three months	**2,542.5**	1,229.8	**2,432.2**	1,059.0
	2,773.3	1,356.7	**2,556.7**	1,154.2
Included above are the following amounts which relate to items in the course of collection from other banks	**43.8**	30.8	**43.4**	30.8

	Group 2003	Group 2002	Company 2003	Company 2002
	£m	£m	**£m**	£m
12. Loans and advances to customers				
Advances secured on residential properties	**22,523.7**	18,332.9	**8,921.7**	10,447.4
Other secured advances	**3,330.9**	2,173.4	**3,338.6**	2,173.4
Amounts due from subsidiary undertakings	**–**	–	**12,005.1**	7,050.2
Subordinated loan to quasi-subsidiary	**–**	–	**23.1**	23.1
Amounts due from joint venture	**–**	–	**–**	1.5
Non-recourse funding	**(1,036.7)**	(1,180.1)	**–**	–
	24,817.9	19,326.2	**24,288.5**	19,695.6
Repayable:				
On demand and at short notice	**40.4**	29.4	**12,028.7**	7,081.1
In not more than three months	**172.3**	73.4	**145.8**	57.8
In more than three months but not more than one year	**383.4**	377.6	**298.3**	324.2
In more than one year but not more than five years	**2,785.2**	1,963.4	**2,258.0**	1,658.5
In more than five years	**22,551.5**	18,145.5	**9,567.2**	10,581.7
	25,932.8	20,589.3	**24,298.0**	19,703.3
Less:				
Non-recourse funding	**(1,036.7)**	(1,180.1)	**–**	–
General and specific bad debt provisions (see note 13)	**(49.8)**	(40.3)	**(9.5)**	(7.7)
General and specific bad debt provisions for loans and advances to customers subject to non-recourse funding	**(10.9)**	(15.4)	**–**	–
Deferred mortgage indemnity income	**(17.5)**	(27.3)	**–**	–
	24,817.9	19,326.2	**24,288.5**	19,695.6

It should be noted that this may not reflect actual experience of repayments since many mortgage loans are repaid early.

Within loans and advances to customers are included £2,094.8m (2002: £1,204.0m) of advances which act as security for funding.

Included within the above are the following non-performing loans and advances to customers:

	Group 2003	Group 2002	Company 2003	Company 2002
	£m	£m	**£m**	£m
Loans and advances before provisions	**42.5**	34.6	**7.7**	10.1
Loans and advances after provisions	**40.6**	32.6	**7.1**	9.2

13. Provisions for bad and doubtful debts

Provisions against loans and advances to customers have been made as follows:

	Advances secured on residential property	Other secured advances	Total
	£m	£m	£m
Group			
At 1 January 2003:			
General provision	31.8	2.2	34.0
Specific provision	5.2	1.1	6.3
	37.0	3.3	40.3
Amounts written back during the year	2.8	0.1	2.9
Profit and Loss Account:			
Increase in provisions	9.1	1.2	10.3
Adjustments to specific provision for bad and doubtful debts resulting from recoveries during the year	(3.6)	(0.1)	(3.7)
	5.5	1.1	6.6
At 31 December 2003:			
General provision	40.9	3.4	44.3
Specific provision	4.4	1.1	5.5
	45.3	4.5	49.8
Company			
At 1 January 2003:			
General provision	3.1	2.2	5.3
Specific provision	1.3	1.1	2.4
	4.4	3.3	7.7
Amounts written back during the year	2.3	0.1	2.4
Profit and Loss Account:			
Increase in provisions	1.9	1.2	3.1
Adjustments to specific provision for bad and doubtful debts resulting from recoveries during the year	(3.6)	(0.1)	(3.7)
	(1.7)	1.1	(0.6)
At 31 December 2003:			
General provision	3.1	3.4	6.5
Specific provision	1.9	1.1	3.0
	5.0	4.5	9.5

	Group		Company	
	2003 Book value	2002 Book value	**2003 Book value**	2002 Book value
	£m	£m	**£m**	£m
14. Debt securities				
Investment securities issued by public bodies:				
Government securities	**267.1**	607.5	**216.5**	552.7
Other public sector securities	**164.2**	164.8	**164.1**	164.8
Investment securities issued by other issuers:				
Bank and building society certificates of deposit	**774.5**	723.6	**542.3**	454.0
Other debt securities	**2,679.1**	2,437.3	**2,381.2**	2,482.6
	3,884.9	3,933.2	**3,304.1**	3,654.1
Debt securities have remaining maturities as follows:				
Due within one year	**1,301.6**	1,305.5	**1,030.1**	1,034.8
Due one year and over	**2,583.3**	2,627.7	**2,274.0**	2,619.3
	3,884.9	3,933.2	**3,304.1**	3,654.1
Analysis of debt securities by listing status:				
Listed	**2,948.1**	2,983.1	**2,597.7**	2,937.3
Unlisted	**936.8**	950.1	**706.4**	716.8
	3,884.9	3,933.2	**3,304.1**	3,654.1
Unamortised premiums and discounts	**13.9**	11.8	**13.9**	11.8
Profits on sale of debt securities	**3.2**	6.6	**3.2**	6.6

	Market value	Market value	**Market value**	Market value
	£m	£m	**£m**	£m
Investment securities issued by public bodies:				
Government securities	**266.0**	611.8	**216.2**	555.5
Other public sector securities	**192.2**	196.1	**192.2**	196.1
Investment securities issued by other issuers:				
Bank and building society certificates of deposit	**773.7**	741.8	**542.1**	464.1
Other debt securities	**2,714.0**	2,411.7	**2,412.8**	2,456.0
	3,945.9	3,961.4	**3,363.3**	3,671.7
Market value of listed securities	**2,987.2**	2,979.5	**2,629.0**	2,923.3
Market value of unlisted securities	**958.7**	981.9	**734.3**	748.4

	Group £m	Company £m
14. Debt securities – continued		
Movements during the year of transferable debt securities held as financial fixed assets are analysed as follows:		
Net book value		
At 1 January 2003	**3,933.2**	**3,654.1**
Additions	**6,762.4**	**6,364.1**
Disposals and maturities	**(6,815.6)**	**(6,719.8)**
Premiums net of discounts charged in the year	**(4.6)**	**(3.8)**
Other movements	**9.5**	**9.5**
At 31 December 2003	**3,884.9**	**3,304.1**

All debt securities are intended for use on a continuing basis in the operations of the Group and it is for this reason that they are classified as financial fixed assets.

	Group £m
15. Investment in joint venture	
At 1 January 2003:	
Share of gross assets	**4.2**
Share of gross liabilities	**(3.6)**
	0.6
Loan to joint venture	**1.5**
Investment in joint venture	**2.1**
Transferred to shares in Group undertakings during the year	**(2.1)**
Net book value at 31 December 2003	**–**
Net book value at 31 December 2002	2.1

On 3 January 2003 the Group acquired an additional 74.9% investment in ALLTEL Mortgage Solutions Ltd joint venture company from Alltel. At this point the company became a wholly owned subsidiary.The cost of the additional investment was £2.1m and this represented the book value of net assets acquired. No fair value adjustments were required.The net assets acquired are included in the acquisitions table in note 39.

	Company
	£m
16. Investments	
(a) Shares in Group undertakings	
At 1 January 2003	**601.0**
Additions	**23.7**
At 31 December 2003	**624.7**

Details of businesses acquired in the year are given in note 39.

The principal trading subsidiary undertakings of Bradford & Bingley plc at 31 December 2003 held directly or indirectly are listed below:

	Country of registration	Major activity	Class of shares held	Interest
Direct				
Bradford & Bingley Insurance (Isle of Man) Ltd	Isle of Man	Captive insurance company	Ordinary	100%
Bradford & Bingley International Ltd	Isle of Man	Offshore deposit-taking	Ordinary	100%
Bradford & Bingley Investments	England	Holding company	Ordinary	100%
Bradford & Bingley Treasury Services (Ireland)	England	Treasury activities	Ordinary	100%
Charcol Aitchison & Colegrave Ltd	Scotland	Financial services	Ordinary	100%
Charcol Holden Meehan Ltd	England	Financial services	Ordinary	100%
Securemove Property Services Ltd	England	Property related services	Ordinary	100%
Indirect				
Alltel Mortgage Solutions Ltd	England	Mortgage administration	Ordinary	100%
Bradford & Bingley Homeloans Management Ltd	England	Mortgage administration	Ordinary	100%
Charcol Ltd	England	Financial services	Ordinary	100%
John Charcol Holdings Ltd	England	Holding company	Ordinary	100%
Mortgage Express	England	Residential mortgage lending	Ordinary	100%

The Company's shareholding in Bradford & Bingley Insurance (Isle of Man) Ltd is in partly paid ordinary shares. The Company has a future liability of £7.75m to pay fully for all shares issued to the balance sheet date.

The above principal subsidiary undertakings all operate in the country of registration with the exception of Bradford & Bingley Treasury Services (Ireland) which operates in the Republic of Ireland. Bradford & Bingley Investments, Bradford & Bingley Treasury Services (Ireland) and Mortgage Express are all unlimited companies.

The results of all subsidiary undertakings have been included in these Financial Statements.

16. Investments – continued

(b) Quasi-subsidiaries

(i) Advances secured on residential property subject to non-recourse funding

A quasi-subsidiary of the Group, Aire Valley Finance plc, has a portfolio of residential mortgage assets. The portfolio was funded by the issue of £989.0m of bonds, serviceable only from the cash flows generated by the mortgage portfolio, together with £36.0m of subordinated finance from the Group. At 31 December 2003, bonds including accrued interest and the aforementioned subordinated finance to the value of £41.7m were held by the Group. Aire Valley Finance plc has the option to redeem all classes of bonds at their principal amount outstanding on the interest payment date falling in November 2004 and on any interest payment date falling thereafter or when the value of bonds falls below £100m.

A second quasi-subsidiary of the Group, Aire Valley Trustees (No. 2) Ltd, also has a portfolio of residential mortgage assets. The beneficial interest in this portfolio was subsequently transferred to a third quasi-subsidiary of the Group, Aire Valley Finance (No. 2) plc. Aire Valley Finance (No. 2) plc was funded by the issue of £1.0 billion of bonds, serviceable only from the cash flows generated by the mortgage portfolio, together with £22.9m of subordinated finance from the Group. At 31 December 2003 the subordinated finance from the Group, including accrued interest, was £23.1m. The company has the option to redeem all classes of bonds at their principal amount outstanding on the interest payment date falling in September 2008 and on any interest payment date falling thereafter or when the value of bonds falls below £100m.

Aire Valley Trustees (No. 2) Ltd has entered into an interest rate swap with Bradford & Bingley plc as the swap counterparty to manage the interest rate basis risk payable on the loan notes issued by Aire Valley Finance (No. 2) plc. Mortgage income received by Aire Valley Trustees (No. 2) Ltd from the securitised mortgage portfolio is passed to Bradford & Bingley plc which then pays a floating rate of interest to Aire Valley Trustees (No. 2) Ltd to enable payment of interest on the loan notes. There is one fixed rate swap, with a capped notional volume of £600m and a maximum term of ten years.

The Group is not obliged to support any losses in respect of these mortgages, other than to the extent of its subordinated funding, nor does it intend to do so. This is clearly stated in the agreements with the bond holders.

The controlling interests of Aire Valley Finance plc, Aire Valley Finance (No. 2) plc and Aire Valley Trustees (No. 2) Ltd are held by a discretionary trustee. The Group receives an administration fee for servicing the mortgage portfolios of both Aire Valley Finance plc and Aire Valley Finance (No.2) plc, together with any residual income arising after the claims of the bond holders are met.

The detailed Profit and Loss Accounts and Balance Sheet linked presentation of these quasi-subsidiaries included in the Group consolidation are:

	Aire Valley Finance plc		Aire Valley Trustees (No.2) Ltd and Aire Valley Finance (No.2) plc	
Profit and Loss Account	**2003**	2002	**2003**	2002
	£m	£m	**£m**	£m
Interest receivable and similar income	**18.4**	25.5	**45.5**	54.0
Interest payable	**(12.9)**	(18.1)	**(39.6)**	(46.3)
Net interest income	**5.5**	7.4	**5.9**	7.7
Administrative expenses and deferred purchase consideration payable	**(0.1)**	(0.6)	**(9.4)**	(1.8)
Provisions for bad and doubtful debts	**0.8**	0.5	**3.7**	(5.0)
Profit on ordinary activities before taxation	**6.2**	7.3	**0.2**	0.9
Taxation on profit on ordinary activities	**(2.1)**	(1.8)	**(0.2)**	–
Dividends	**(4.1)**	(5.5)	**–**	–
	–	–	**–**	0.9
Balance Sheet linked presentation				
Loans and advances to customers subject to non-recourse funding (net of provisions)	**268.8**	344.4	**794.3**	859.6
Less: non-recourse funding	**(241.4)**	(318.2)	**(795.3)**	(861.9)
	27.4	26.2	**(1.0)**	(2.3)

16. Investments – continued

(b) Quasi-subsidiaries - continued

(ii) Secured funding

On 3 August 2003 a quasi-subsidiary of the Group, Legaless Ltd, was assigned equitable title to a £1.0 billion portfolio of residential mortgage assets from Mortgage Express, a subsidiary of the Group. Mortgage Express and the Group continue to be exposed to the risk that the principal amount and interest receivable on the mortgage loans are not collectable. The mortgage loans are not ring-fenced and so a linked presentation is not appropriate and the loans continue to be shown within loans and advances to customers in the Group accounts. Legaless Ltd funded the purchase of mortgages through a participation agreement with a third party bank and the funding is shown within deposits by banks in the Group accounts.

	Legaless Ltd	
Profit and Loss Account	**2003**	2002
	£m	£m
Interest receivable and similar income	**20.5**	–
Interest payable	**(13.6)**	–
Net interest income	**6.9**	–
Administrative expenses and deferred purchase consideration payable	**(6.9)**	–
Profit on ordinary activities before taxation	**–**	–
Balance Sheet		
Loans and advances to customers	**1,031.7**	–
Amounts due to funding vehicle	**(968.6)**	–
Amounts due to Mortgage Express	**(6.6)**	–
	56.5	–

	Group
	£m
17. Intangible fixed assets – goodwill	
Cost	
At 1 January 2003	**144.9**
Acquisitions in the year	**15.8**
At 31 December 2003	**160.7**
Amortisation	
At 1 January 2003	**34.9**
Charge for the year	**9.7**
At 31 December 2003	**44.6**
Net book value at 31 December 2003	**116.1**
Net book value at 31 December 2002	110.0

The goodwill arising on the purchase of BBG Estate Agencies Ltd and the Douglas Duff partnership is being amortised over a period of 10 years. The goodwill arising on the purchase of John Charcol Holdings Ltd, Holden Meehan Ltd and Aitchison & Colegrave Group Ltd is being amortised over a period of 20 years. The amortisation periods are based upon an assessment of their estimated economic lives made by the Directors.

Note 39 provides further details of the acquisitions during the year.

	Land and buildings	Equipment, fixtures and vehicles	Total
	£m	£m	£m
18. Tangible fixed assets			
Group			
Cost			
At 1 January 2003	126.9	218.1	345.0
Additions	0.1	27.3	27.4
Other additions arising on acquisitions in the year	1.8	1.7	3.5
Disposals	(9.8)	(33.0)	(42.8)
At 31 December 2003	119.0	214.1	333.1
Depreciation			
At 1 January 2003	38.7	162.4	201.1
Charge for the year	1.6	17.1	18.7
Disposals	(4.0)	(21.6)	(25.6)
At 31 December 2003	36.3	157.9	194.2
Net book value at 31 December 2003	82.7	56.2	138.9
Net book value at 31 December 2002	88.2	55.7	143.9

Sale proceeds from asset disposals were £15.1m (2002: £17.6m) resulting in a loss on sale of £0.4m (2002: £1.1m) which has been charged in the Profit and Loss Account to depreciation and amortisation. In addition, sale proceeds from the sale and leaseback of land and buildings assets were £9.8m resulting in a profit of £8.1m which has been included in the Profit and Loss Account in other operating income.

Included within Group tangible fixed assets are leased vehicles in the Company Car Ownership Scheme. At 31 December 2003 the net book value of these assets was £20.3m (2002: £20.2m).

	Land and buildings	Equipment, fixtures and vehicles	Total
	£m	£m	£m
Company			
Cost			
At 1 January 2003	121.4	190.5	311.9
Additions	0.1	15.5	15.6
Transfers to subsidiary companies	–	(0.8)	(0.8)
Disposals	(9.8)	(22.6)	(32.4)
At 31 December 2003	111.7	182.6	294.3
Depreciation			
At 1 January 2003	38.4	155.6	194.0
Charge for the year	1.5	15.8	17.3
Transfers to subsidiary companies	–	(0.4)	(0.4)
Disposals	(4.0)	(21.4)	(25.4)
At 31 December 2003	35.9	149.6	185.5
Net book value at 31 December 2003	75.8	33.0	108.8
Net book value at 31 December 2002	83.0	34.9	117.9

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
18. Tangible fixed assets – continued				
The net book value of land and buildings comprises:				
Freehold	**71.8**	77.1	**66.5**	72.4
Long leasehold (50 or more years unexpired)	**7.2**	6.4	**5.7**	5.9
Short leasehold (less than 50 years unexpired)	**3.7**	4.7	**3.6**	4.7
	82.7	88.2	**75.8**	83.0
Net book value of property occupied for own activities	**80.5**	82.7	**73.6**	77.5

The Group's policy is to value approximately one third of land and buildings each year, although no adjustment is made to the asset values as shown in the Balance Sheets. On the basis of the latest valuation in each case, the total market value at 31 December 2003 was £98.3m compared with a net book value of £82.7m.

The value attributed has been arrived at by the Directors on an open market valuation, with the exception of the Group's principal administration centres at Crossflatts and Bingley. These properties are regarded as specialised properties which have a long term benefit to the Group and are valued on the basis of depreciated replacement cost. The valuations have been carried out by members of the Royal Institution of Chartered Surveyors.

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
19. Other assets				
Premiums on mortgage books	**25.1**	15.7	**–**	–
Deferred taxation	**13.5**	22.1	**0.1**	10.1
Mortgage insurance guarantee premiums	**–**	–	**4.8**	8.1
Debt securities in issue awaiting settlement	**8.2**	31.0	**8.2**	31.0
Other	**28.4**	17.3	**13.3**	17.3
	75.2	86.1	**26.4**	66.5
Included within the above is deferred taxation:				
At 1 January	**22.1**	17.0	**10.1**	11.4
Movement during the year	**(5.8)**	1.6	**(4.7)**	(1.5)
Prior years	**(2.8)**	3.5	**(5.3)**	0.2
At 31 December	**13.5**	22.1	**0.1**	10.1
The amounts recognised for deferred taxation represent the future recovery of the liability to corporation taxation in respect of:				
Shortfall of capital allowances to depreciation	**6.3**	4.2	**4.9**	4.5
General provision for bad and doubtful debts	**16.1**	16.3	**2.0**	1.6
Other timing differences	**(8.9)**	1.6	**(6.8)**	4.0
	13.5	22.1	**0.1**	10.1

	Group 2003	Group 2002	Company 2003	Company 2002
	£m	£m	£m	£m
20. Prepayments and accrued income				
Due from subsidiary undertakings	–	–	**21.5**	15.9
Derivative financial instruments	**43.6**	48.1	**43.2**	48.1
Pension prepayment	**45.2**	39.0	**45.2**	39.0
Mortgage incentives	**21.7**	9.5	**2.3**	4.4
Other	**64.8**	68.7	**43.1**	52.4
	175.3	165.3	**155.3**	159.8
The movement in mortgage incentives is as follows:				
At 1 January	**2.4**	(15.8)	**(0.9)**	(12.5)
Cost of incentives	**30.5**	6.7	**(1.5)**	1.6
Amortisation of incentives	**(13.5)**	11.5	**3.1**	10.0
At 31 December	**19.4**	2.4	**0.7**	(0.9)

The above table includes mortgage incentives both from prepayments and accrued income and other liabilities.

	Group 2003	Group 2002	Company 2003	Company 2002
	£m	£m	£m	£m
21. Deposits by banks				
Repayable:				
On demand	**74.9**	101.9	**58.8**	49.9
In not more than three months	**276.4**	387.6	**258.2**	319.1
In more than three months but not more than one year	**1,057.7**	–	**74.3**	–
In more than one year but not more than five years	**299.8**	–	–	–
	1,708.8	489.5	**391.3**	369.0
Included above are the following amounts which relate to items in the course of transmission to other banks	**59.6**	23.7	**58.0**	21.2

	Group 2003	Group 2002	Company 2003	Company 2002
	£m	£m	£m	£m
22. Customer accounts				
Amounts due to subsidiary undertakings	–	–	**2,408.1**	2,497.1
Other	**17,170.5**	16,614.9	**15,337.9**	14,678.2
	17,170.5	16,614.9	**17,746.0**	17,175.3
Repayable:				
On demand	**11,207.3**	11,659.4	**13,064.0**	13,215.7
In not more than three months	**3,347.8**	2,714.0	**2,349.6**	1,718.1
In more than three months but not more than one year	**1,157.2**	720.9	**972.0**	720.9
In more than one year but not more than five years	**1,458.2**	1,520.6	**1,360.4**	1,520.6
	17,170.5	16,614.9	**17,746.0**	17,175.3

	Group and Company 2003	2002
	£m	£m
23. Debt securities in issue		
Bonds and medium term notes	**7,574.8**	4,264.9
Other debt securities in issue	**2,747.7**	1,503.1
	10,322.5	5,768.0
Bonds and medium term notes repayable:		
In not more than one year	**2,340.5**	553.6
In more than one year but not more than two years	**1,551.0**	1,037.8
In more than two years but not more than five years	**3,605.7**	2,413.9
In more than five years	**77.6**	259.6
	7,574.8	4,264.9
Other debt securities in issue repayable:		
In not more than three months	**2,450.1**	1,444.3
In more than three months but not more than one year	**230.6**	56.7
In more than one year but not more than two years	**7.0**	2.1
In more than two years but not more than five years	**60.0**	–
	2,747.7	1,503.1
Unamortised discounts	**14.7**	13.0

	Group 2003	Group 2002	Company 2003	Company 2002
	£m	£m	£m	£m
24. Other liabilities				
Income tax	**26.9**	31.8	**26.9**	31.8
Corporation tax	**92.3**	113.1	**62.2**	92.4
Dividends payable	**68.4**	63.9	**68.4**	63.9
Mortgage incentives	**2.3**	7.1	**1.6**	5.3
Other creditors	**65.4**	51.8	**57.6**	50.6
Pension liabilities	**10.2**	4.9	**10.2**	4.9
	265.5	272.6	**226.9**	248.9

	Group 2003	Group 2002	Company 2003	Company 2002
	£m	£m	£m	£m
25. Accruals and deferred income				
Accrued interest on subordinated liabilities	**19.0**	17.9	**24.7**	23.7
Derivative financial instruments	**53.2**	29.2	**53.9**	29.2
Other	**75.8**	84.0	**57.8**	60.1
	148.0	131.1	**136.4**	113.0

	Empty leasehold premises	Exceptional costs	Pension review	Total
	£m	£m	£m	£m
26. Provisions for liabilities and charges				
Group				
At 1 January 2003	**2.6**	**15.8**	**4.2**	**22.6**
Charged in the year	**0.3**	**–**	**–**	**0.3**
Utilised in the year	**(0.6)**	**(15.8)**	**(3.2)**	**(19.6)**
At 31 December 2003	**2.3**	**–**	**1.0**	**3.3**
Company				
At 1 January 2003	**2.6**	**15.8**	**4.0**	**22.4**
Charged in the year	**0.3**	**–**	**–**	**0.3**
Utilised in the year	**(0.6)**	**(15.8)**	**(3.1)**	**(19.5)**
At 31 December 2003	**2.3**	**–**	**0.9**	**3.2**

The empty leasehold premises provision relates to properties which are no longer used for trading. The pension review provision has been established to cover compensation payable in connection with phases one and two of the pension review and also a review of free-standing additional voluntary contributions.

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	£m	£m
27. Subordinated liabilities				
Dated:				
Sterling subordinated notes due 2010	**125.0**	125.0	**125.0**	125.0
Step-up sterling subordinated notes due 2011	**125.0**	125.0	**125.0**	125.0
Sterling perpetual subordinated notes due 2013	**250.0**	–	**250.0**	–
Sterling perpetual subordinated notes due 2019	**200.0**	–	**200.0**	–
Sterling fixed rate step-up subordinated notes due 2022	**200.0**	200.0	**200.0**	200.0
Sterling subordinated notes due 2023	**125.0**	125.0	**125.0**	125.0
Sterling perpetual subordinated notes due 2032	**–**	–	**150.0**	150.0
	1,025.0	575.0	**1,175.0**	725.0
Less: unamortised issue costs	**(8.1)**	(2.7)	**(9.5)**	(4.2)
	1,016.9	572.3	**1,165.5**	720.8
Undated:				
13% Perpetual Subordinated Bonds (sterling)	**55.0**	55.0	**55.0**	55.0
11.625% Perpetual Subordinated Bonds (sterling)	**50.0**	50.0	**50.0**	50.0
	1,121.9	677.3	**1,270.5**	825.8

The sterling subordinated notes due 2010 pay interest at a rate of 7.625% per annum until their maturity. The step-up sterling subordinated notes due 2011 pay interest at a rate of 8.375% per annum until 26 December 2006 when the Company may either redeem them (with the prior consent of the Financial Services Authority) or pay a rate of interest fixed at 1.85% above the relevant five year gilt. The sterling fixed rate step-up subordinated notes due 2022 pay interest at a rate of 5.75% per annum until 12 December 2017 when the Company may either redeem them, as above, or pay a rate of interest 2% above the relevant five year gilt. The sterling subordinated notes due 2023 pay interest at a rate of 6.625% until their maturity. The sterling perpetual subordinated notes due 2032 pay interest at a rate of 6.462% until 2 June 2032 when the Company may redeem them, as above, or pay a rate of interest 2.3% above the relevant five year gilt. The rights of repayment of the holders of subordinated debt, including Perpetual Subordinated Bonds, are subordinated to the claims of all depositors and creditors as regards the principal and interest thereon. Interest on both issues of Perpetual Subordinated Bonds, which have no maturity date, is payable half-yearly in arrears. None of the subordinated liabilities can be repaid at the borrower's option, except as stated above. Interest incurred in the year with respect to subordinated liabilities was £63.0m (2002: £45.3m).

On 29 April 2003 the Company issued £250m of perpetual subordinated notes (£246.0m net of expenses). These securities pay interest at a rate of 5.625% and are redeemable by the issuer at its option on 20 December 2013 and on each fifth anniversary thereafter. On 10 December 2003 the Company issued £200m of perpetual subordinated notes (£198.2m net of expenses). These securities pay interest at a rate of 6% and are redeemable by the issuer at its option on 10 December 2019 and on each fifth anniversary thereafter.

	Group and Company 2003	2003
	Shares (m)	£m
28. Called up share capital		
Ordinary shares of 25p each:		
Authorised at 1 January and 31 December 2003	**882.0**	**220.5**
Allotted, called up and fully paid:		
At 1 January	**653.8**	**163.5**
Repurchase of own shares	**(19.7)**	**(5.0)**
At 31 December	**634.1**	**158.5**

The issued share capital has reduced as a result of a share buy back programme, approved by shareholders at the Annual General Meetings in 2001, 2002 and 2003. During 2003, 19.7 million shares were purchased for cancellation at a cost of £61.6m (excluding commissions and Stamp Duty). In total 47.9 million shares have been purchased for cancellation at a total cost of £150m under the programme which commenced in February 2002.

The Group and Company hold on their Balance Sheets own shares of £33.0m (2002: £20.8m) which represent shares held by share trusts for the purposes of executive and employee share awards/savings schemes. Own shares are carried at cost less any provision for permanent diminution in value. The movement in own shares in 2003 represents £14.3m of additional share purchases, less £1.0m of options exercised by individuals and a charge of £1.1m in respect of the discount on shares acquired for the Sharesave Scheme.

Bradford & Bingley Profit Sharing Scheme
In March 2001 and March 2002, employees entitled to the Group bonus could elect to receive shares under the rules of the Bradford & Bingley Profit Sharing Scheme. This scheme operates a trust fund, known as the Bradford & Bingley Share Ownership Trust, which is under the control of independent trustees, Computershare Trustees Limited. By leaving the shares in the Bradford & Bingley Share Ownership Trust for three years, employees will not have to pay income tax and national insurance contributions on receipt of those shares. At 31 December 2003 the trustees of the Bradford & Bingley Share Ownership Trust held 1,357,090 shares (2002: 2,422,919) on behalf of 2,604 employees (2002: 4,607).

Bradford & Bingley Employees' Share Trust
On 3 October 2000 the Company established an offshore employee share trust, the Bradford & Bingley Employees' Share Trust, for the purpose of receiving monies and acquiring shares to be used in conjunction with any employee share schemes established by the Company. At 31 December 2003 the trustees of this trust, Mourant & Co. Trustees Limited, held 6,346,112 (2002: 4,265,769) shares to satisfy share awards and options which have been made or are to be made in accordance with the rules of the employee share schemes established by the Company. The market value of shares held at 31 December 2003 was £19,355,641 (2002: £12,370,730). During 2003 the Company provided £6.4m (2002: £7.4m) for share purchases. The trust has waived in full its rights to receive dividends on the shares held. This trust currently holds shares relating to the Long Term Incentive Plan, Executive Share Option Scheme, Performance Share Plan and the Employees' Restricted Share Bonus Plan which are detailed below.

Long Term Incentive Plan
Under the rules of the 1998 Long Term Incentive Plan it was possible for the participants to elect to take share options rather than the cash entitlements. Awards were made under this plan on 12 December 2000 and 50 participants elected to take options over 353,744 shares exercisable at the same time as the cash payments (40% immediately and two further equal tranches on the first and second anniversaries). The options over shares remain exercisable during the first five years following the award date. At the year end 126,795 (2002: 149,218) shares remained under option.

Executive Share Option Scheme
Grants of approved and unapproved share options were made under the rules of the Bradford & Bingley 2000 Share Option Scheme as detailed below. The shares are exercisable subject to the achievement of a performance target linked to an increase in the Company's earnings per share. The options over shares are exercisable over the period of three to ten years after the date of the grant.

		Options outstanding 2003	2002
	Option price (pence)	**Shares**	Shares
Date of grant			
6 March 2001	291.83	**1,075,845**	1,202,751
6 September 2001	311.67	**106,758**	106,758
6 March 2002	315.58	**981,502**	1,114,588
28 August 2002	329.75	**83,682**	83,682
25 February 2003	281.67	**1,278,854**	–
14 August 2003	307.42	**59,608**	–

At 31 December 2003 the market price of Bradford & Bingley shares was 305p.

28. Called up share capital - continued

Performance Share Plan

Shares were awarded under the rules of the Bradford & Bingley 2000 Performance Share Plan as detailed below. The shares will be released to the individuals after the end of the performance period subject to the achievement of performance criterion which measures the performance of the Company against a peer group of companies.

		Awards outstanding	
		2003	2002
	Original award price (pence)	**Shares**	Shares
Date of award			
6 March 2001	291.83	**558,720**	609,170
6 September 2001	311.67	**19,251**	19,251
2 October 2001	287.00	**62,717**	62,717
6 March 2002	315.58	**445,897**	495,329
3 May 2002	332.00	**576,203**	649,696
28 August 2002	329.75	**25,806**	25,806
25 February 2003	281.67	**1,354,891**	–
14 August 2003	307.42	**52,368**	–

Sharesave Scheme

The Company operates an Inland Revenue approved, all employee Save As You Earn share option scheme, the Bradford & Bingley 2000 Sharesave Scheme. Grants of share options under this scheme were made in 2001, 2002 and 2003 (details are shown below). The option prices represent a 20% discount to the market price on the date of the grant. There were 3,944 three-year and 1,241 five-year savings contracts in place at the end of 2003. A further invitation to participate in the scheme will be issued in February 2004.

		Options outstanding	
		2003	2002
	Option price (pence)	**Shares**	Shares
Date of grant			
2 January 2001 (3 year period)	200.00	**2,828,182**	3,337,246
2 January 2001 (5 year period)	200.00	**2,277,642**	2,673,828
22 March 2002 (3 year period)	252.67	**891,322**	1,169,610
22 March 2002 (5 year period)	252.67	**438,980**	589,630
20 March 2003 (3 year period)	223.74	**1,241,670**	–
20 March 2003 (5 year period)	223.74	**712,706**	–

On 8 December 2000 the Bradford & Bingley Qualifying Employee Share Ownership Trust was established to acquire shares for employees, including Directors, to satisfy options exercised under the Sharesave Scheme. During 2003 the Trust acquired 2,626,199 shares. The Company provided £7.9m (2002: £4.1m) for this purpose. At 31 December 2003 the Trust held a total of 6,324,628 shares (2002: 3,855,268) to satisfy options which are expected to be exercised under the Sharesave Scheme. In respect of dividends arising from the shares held, the Trust has waived its rights to all but 0.0001 pence per share.

At 31 December 2003 the market price of Bradford & Bingley shares was 305p.

Employees' Restricted Share Bonus Plan

In April 2002 the Employees' Restricted Share Bonus Plan was established to allocate shares to employees following the achievement of specified performance measures. The shares will be released to the individuals in tranches annually in the three years following the allocation subject to them remaining employed by the Company on the anniversary dates.

		Allocations outstanding	
		2003	2002
	Original allocation price (pence)	**Shares**	Shares
Date of allocation			
14 May 2002	332.00	**40,667**	61,000
25 February 2003	281.67	**241,861**	–
28 March 2003	300.92	**12,356**	–

	Group 2003	Group 2002
	£m	£m
29. Minority interests (non-equity)		
Perpetual preferred securities	**150.0**	150.0
Less: unamortised issue costs	**(1.4)**	(1.5)
At 31 December	**148.6**	148.5

On 29 May 2002, £150m, 6.462% guaranteed, non-voting, non-cumulative, perpetual preferred securities, Series A were issued through Bradford & Bingley Capital Funding L.P. (£148.5m net of expenses), a Jersey based Limited Partnership. These securities are not subject to any mandatory redemption provisions and qualify as Tier 1 regulatory capital; they are redeemable by the issuer at its option on 2 June 2032 and on each fifth anniversary thereafter. They have a fixed coupon and, if not redeemed in 2032, the coupon will be reset at a rate equal to the sum of the relevant five year benchmark gilt rate plus a margin of 2.30% per annum.

The Group is not obliged and will not make any payments to the holders of the preferred securities other than those to which the holders of these securities are entitled under the terms of the preferred securities.

	Group 2003	Company 2003
	£m	£m
30. Reserves		
Profit and Loss Account		
At 1 January	**1,087.4**	**1,015.1**
Retained profit for the year	**102.0**	**49.4**
Repurchase of own shares	**(62.0)**	**(62.0)**
At 31 December	**1,127.4**	**1,002.5**
Share premium account		
At 1 January and at 31 December	**3.9**	**3.9**
Capital redemption reserve		
At 1 January	**7.0**	**7.0**
Repurchase of own shares	**5.0**	**5.0**
At 31 December	**12.0**	**12.0**

31. Derivatives and other financial instruments

(a) Financial instruments and risk management

The Group's core business is to provide its customers with financial products appropriate to their needs, from mortgages and savings accounts to long-term investment products and insurance products. The Group uses wholesale financial instruments to invest in liquid assets and to raise funds from wholesale money markets in support of its retail savings and mortgage operations. These instruments also allow it to manage the risks arising from these business activities.

The Group has a well established formal structure for managing risks which includes formal risk policies, risk limits, reporting structures, mandates and control procedures. The Group's approach to risk management and control is set out within the Financial Review on pages 20 to 21. The Board delegates the management of all aspects of market and liquidity risk to the Asset and Liability Management Committee (ALCO).

Financial instruments used by the Group for risk management purposes include off-balance sheet or derivative instruments. Such instruments are used only to limit the extent to which the Group will be affected by changes in interest rates and exchange rates. As part of its responsibilities, ALCO approves the use of specified off-balance sheet instruments within approved limits and business activities.

31. Derivatives and other financial instruments – continued

(a) Financial instruments and risk management – continued

The Group does not undertake transactions for trading or speculative purposes and consequently all off-balance sheet financial instruments are classified as hedging contracts. The principal off-balance sheet instruments used by the Group in managing its balance sheet risk exposures are interest rate swaps, interest rate options, cross currency interest rate swaps and foreign exchange contracts. These are used to protect the Group from exposures arising principally from fixed and capped rate mortgage lending, fixed rate savings products, deposit funding, foreign currency exposure and investment activities. The duration of off-balance sheet contracts is generally short to medium-term and their maturity profile reflects the nature of exposures arising from underlying business activities.

At the year end the Group had no net material exposure to foreign exchange fluctuations or changes in foreign currency interest rates.

(b) Interest rate risk

The following tables analyse the repricing periods of Group assets and liabilities at 31 December 2003 and 31 December 2002 respectively:

	Group interest rate sensitivity gap 2003						
	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m	£m
Assets							
Cash and balances at central banks	–	–	–	–	–	43.7	43.7
Treasury bills and other eligible bills	132.6	–	–	–	–	–	132.6
Loans and advances to banks	2,773.3	–	–	–	–	–	2,773.3
Loans and advances to customers	17,801.5	695.8	1,304.6	3,992.0	1,024.0	–	24,817.9
Debt securities	2,860.3	174.8	133.7	197.9	518.2	–	3,884.9
Other assets	–	–	–	–	–	538.5	538.5
Total assets	23,567.7	870.6	1,438.3	4,189.9	1,542.2	582.2	32,190.9
Liabilities							
Deposits by banks	1,326.5	82.5	–	299.8	–	–	1,708.8
Customer accounts	14,743.6	556.1	481.2	1,389.6	–	–	17,170.5
Debt securities in issue	9,279.8	256.6	57.4	719.2	9.5	–	10,322.5
Other liabilities	–	–	–	–	–	416.8	416.8
Subordinated liabilities	–	–	–	125.0	996.9	–	1,121.9
Shareholders' funds	–	–	–	–	–	1,301.8	1,301.8
Minority interest	–	–	–	–	148.6	–	148.6
Total liabilities	25,349.9	895.2	538.6	2,533.6	1,155.0	1,718.6	32,190.9
Off-balance sheet items	2,994.5	(664.5)	(576.6)	(1,464.4)	(289.0)	–	–
Interest rate sensitivity gap	1,212.3	(689.1)	323.1	191.9	98.2	(1,136.4)	–
Cumulative gap	1,212.3	523.2	846.3	1,038.2	1,136.4	–	–

A positive interest rate sensitivity gap exists when more assets than liabilities re-price during a given period. Although net interest income tends to benefit from a positive gap when interest rates are rising (and a negative gap when rates are falling), the actual effect will depend upon a number of factors, including the extent to which repayments are made earlier or later than the next reset or maturity date.

31. Derivatives and other financial instruments – continued

(b) Interest rate risk – continued

	Group interest rate sensitivity gap 2002						
	Not more than three months	More than three months but not more than six months	More than six months but not more than one year	More than one year but not more than five years	More than five years	Non-interest bearing	Total
	£m	£m	£m	£m	£m	£m	£m
Assets							
Cash and balances at central banks	–	–	–	–	–	45.0	45.0
Treasury bills and other eligible bills	178.6	18.4	–	–	–	–	197.0
Loans and advances to banks	1,356.7	–	–	–	–	–	1,356.7
Loans and advances to customers	14,009.3	332.7	902.8	2,967.2	1,114.2	–	19,326.2
Debt securities	2,494.1	272.3	276.6	304.0	586.2	–	3,933.2
Other assets	–	–	–	–	–	528.2	528.2
Total assets	18,038.7	623.4	1,179.4	3,271.2	1,700.4	573.2	25,386.3
Liabilities							
Deposits by banks	402.1	46.2	34.2	7.0	–	–	489.5
Customer accounts	14,451.8	261.2	487.5	1,414.4	–	–	16,614.9
Debt securities in issue	5,344.2	40.8	17.7	113.0	252.3	–	5,768.0
Other liabilities	–	–	–	–	–	426.3	426.3
Subordinated liabilities	–	–	–	125.0	552.3	–	677.3
Shareholders' funds	–	–	–	–	–	1,261.8	1,261.8
Minority interest	–	–	–	–	148.5	–	148.5
Total liabilities	20,198.1	348.2	539.4	1,659.4	953.1	1,688.1	25,386.3
Off-balance sheet items	1,485.0	(429.2)	(147.9)	(335.4)	(572.5)	–	–
Interest rate sensitivity gap	(674.4)	(154.0)	492.1	1,276.4	174.8	(1,114.9)	–
Cumulative gap	(674.4)	(828.4)	(336.3)	940.1	1,114.9	–	–

31. Derivatives and other financial instruments – continued

(c) Fair values of financial assets and financial liabilities

Set out below is a comparison of carrying values and fair values of certain of the Group's financial assets and financial liabilities at 31 December 2003. The Group does not undertake transactions for trading or speculative purposes. The table excludes certain financial assets and financial liabilities which are not listed or publicly traded, or for which a liquid and active market does not exist. It therefore excludes items such as mortgages, customer accounts and deposits with banks.

		2003		2002	
		Book value	Fair value	Book value	Fair value
		£m	**£m**	£m	£m
Financial assets					
Treasury bills and other eligible bills		**132.6**	**132.5**	197.0	197.1
Debt securities		**3,884.9**	**3,945.9**	3,933.2	3,961.4
Financial liabilities					
Debt securities in issue		**10,322.5**	**10,322.6**	5,768.0	5,743.9
Subordinated liabilities		**1,140.9**	**1,236.0**	722.6	821.9
Non-recourse funding		**1,036.7**	**1,042.3**	1,180.1	1,177.6
Minority interest (non-equity)		**154.3**	**163.9**	154.3	158.2
Non-trading derivatives					
Exchange rate contracts	- positive fair values	**(2.7)**	**109.6**	(0.5)	35.4
	- negative fair values	**(10.3)**	**(198.1)**	(0.9)	(15.7)
Interest rate contracts:					
Caps, collars and floors	- positive fair values	**–**	**0.1**	2.2	2.9
	- negative fair values	**–**	**(2.6)**	(0.2)	(3.8)
Swaps	- positive fair values	**34.0**	**130.1**	48.1	130.1
	- negative fair values	**.(30.6)**	**(199.4)**	(29.8)	(209.3)
Futures	- positive fair values	**–**	**–**	–	0.6
	- negative fair values	**–**	**(1.0)**	–	–

The above figures include accrued interest.

Where a market exists, market values have been used to determine the fair value of debt securities issued and held. Where no market exists, discounted cash flow techniques have been used to determine the fair value using market interest rates for the relevant assets. The fair values of off-balance sheet financial instruments have been determined using market interest rates in discounted cash flow techniques. Fair values of interest rate caps and collars have been calculated using option-pricing models.

31. Derivatives and other financial instruments – continued

(c) Fair values of financial assets and financial liabilities – continued

The fair values of off-balance sheet financial instruments used as hedges are recognised when the exposure that is being hedged is recognised. The table below shows how these fair values have been, or are expected to be, recognised in the Profit and Loss Account.

	Amounts not recognised in the Balance Sheet		
	Gains	Losses	Net
	£m	£m	£m
2003			
Unrecognised gains and losses on hedges at 1 January 2003	**119.2**	**(197.9)**	**(78.7)**
Less: gains and losses arising in previous years that were recognised in 2003	**(6.0)**	**14.9**	**8.9**
Gains and losses arising before 1 January 2003 that were not recognised in 2003	**113.2**	**(183.0)**	**(69.8)**
Gains and losses arising in 2003 that were not recognised in 2003	**102.2**	**(184.1)**	**(81.9)**
Unrecognised gains and losses on hedges at 31 December 2003	**215.4**	**(367.1)**	**(151.7)**
Of which:			
Gains and losses expected to be recognised in 2004	**16.6**	**(60.8)**	**(44.2)**
Gains and losses expected to be recognised in 2005 or later	**198.8**	**(306.3)**	**(107.5)**
2002			
Unrecognised gains and losses on hedges at 1 January 2002	158.1	(114.9)	43.2
Less: gains and losses arising in previous years that were recognised in 2002	(5.2)	77.5	72.3
Gains and losses arising before 1 January 2002 that were not recognised in 2002	152.9	(37.4)	115.5
Gains and losses arising in 2002 that were not recognised in 2002	(33.7)	(160.5)	(194.2)
Unrecognised gains and losses on hedges at 31 December 2002	119.2	(197.9)	(78.7)
Of which:			
Gains and losses expected to be recognised in 2003	35.7	(41.6)	(5.9)
Gains and losses expected to be recognised in 2004 or later	83.5	(156.3)	(72.8)

Deferred balances relating to settled derivatives and other financial transaction provisions, used as hedges, will be released to the Profit and Loss Account in the same periods as the income and expenditure flows from the underlying hedged transactions. The above table shows the gains and losses on off-balance sheet derivative instruments used for hedging by the Group. The gains and losses therefore do not represent absolute gains and losses expected by the Group as they will be substantially offset by corresponding losses or gains from on-balance sheet instruments.

31. Derivatives and other financial instruments – continued

(d) Interest and exchange rate instruments

Set out below is the residual maturity analysis of the underlying principal amounts of 'over the counter' ('OTC') and non-margined exchange traded derivatives at 31 December. These are all held for asset and liability management purposes:

	One year or less	Over one year but no more than five years	Over five years	Total
	£m	£m	£m	£m
2003				
Caps, collars and floors	**601.8**	**183.7**	**–**	**785.5**
Interest rate swaps	**2,276.7**	**7,503.4**	**2,670.0**	**12,450.1**
Interest rate derivatives	**2,878.5**	**7,687.1**	**2,670.0**	**13,235.6**
Foreign exchange derivatives	**474.3**	**3,561.5**	**60.2**	**4,096.0**
At 31 December 2003	**3,352.8**	**11,248.6**	**2,730.2**	**17,331.6**
2002				
Caps, collars and floors	1,293.3	843.0	–	2,136.3
Interest rate swaps	1,382.5	4,520.2	2,342.9	8,245.6
Interest rate derivatives	2,675.8	5,363.2	2,342.9	10,381.9
Foreign exchange derivatives	230.5	1,266.2	–	1,496.7
At 31 December 2002	2,906.3	6,629.4	2,342.9	11,878.6

Set out below is the residual maturity analysis of the net replacement cost of OTC and non-margined exchange traded derivatives at 31 December. These are all held for asset and liability management purposes:

	One year or less	Over one year but no more than five years	Over five years	Total
2003				
Caps, collars and floors	**0.1**	**0.1**	**–**	**0.2**
Interest rate swaps	**23.2**	**55.6**	**49.8**	**128.6**
Interest rate derivatives	**23.3**	**55.7**	**49.8**	**128.8**
Foreign exchange derivatives	**5.0**	**98.8**	**–**	**103.8**
At 31 December 2003	**28.3**	**154.5**	**49.8**	**232.6**
2002				
Caps, collars and floors	2.1	0.8	–	2.9
Interest rate swaps	6.6	70.6	52.9	130.1
Interest rate derivatives	8.7	71.4	52.9	133.0
Foreign exchange derivatives	4.3	31.0	–	35.3
At 31 December 2002	13.0	102.4	52.9	168.3

Substantially all of the Group's derivatives activity is contracted with financial institutions. Replacement cost is calculated by marking to market the value of contracts and aggregating those with a positive value.

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
32. Memorandum items				
Commitments:				
Irrevocable undrawn loan facilities	**1,139.9**	972.3	**732.6**	589.3
Partly paid share capital in subsidiary	**–**	–	**7.8**	7.8
	1,139.9	972.3	**740.4**	597.1

33. Retirement benefits

(a) Pension schemes

The Company operates a funded defined benefit staff pension scheme, the Bradford & Bingley Staff Pension Scheme ('the principal scheme'), administered by trustees, which is a closed scheme. The fund is independent from those of the Company. The normal pension age of employees in the scheme is 60 years. Pension costs in the principal scheme are assessed in accordance with the advice of a qualified actuary using the projected unit method. The most recent actuarial valuation of the scheme was at 31 October 2003. The aggregate actuarial value of the scheme's assets was sufficient to cover 110% of the aggregate benefits that had accrued to members, after allowing for expected future increases in earnings.

The aggregate market value of the scheme's assets held at 31 October 2003 was £352.6 million.

The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rates of increase in salaries and pensions. The rate of return on investments has been assumed to exceed the rate of salary increases by 2.75% per annum and to exceed the rate of present and future pensions increase by 3.25% per annum. This latter assumption is different from that used by the Company and Trustees in determining the contribution rate to the scheme where the investment return is assumed to exceed the rate of pension increase by 2.25% per annum.

The pension charge takes account of the surpluses disclosed, which are amortised over a period of 11.5 years, being the estimated average remaining service life of pension scheme members.

The Group also operates two further defined benefit schemes which are not material.

The Group operates a defined contribution scheme, the Bradford & Bingley Group Pension Plan. The fund is independent from those of the Company.

The total pension cost for the Group was £13.0m (2002: £10.7m) and included £0.2m (2002: £0.2m) in respect of pensions to former Directors which was charged to other administrative expenses. There were no liabilities or prepayments associated with the defined contribution scheme at the year end (2002: £Nil).

(b) Other post-retirement benefits

The Company provides concessionary rate mortgages and health care benefits to some of its pensioners. The cost of health care benefits is provided for in accordance with the stated accounting policy. The cost of concessionary rate mortgages is not significant and is recognised in the Profit and Loss Account as it is incurred.

(c) Financial Reporting Standard No.17 'Retirement Benefits'

Whilst the company continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 *'Accounting for Pension Costs'*, the following transitional disclosures are required by FRS 17 *'Retirement Benefits'*:

The major assumptions used in this valuation were:

	2003	2002	2001
	%	%	%
Rate of increase in salaries	**4.8**	4.4	4.5
Rate of increase in pensions in payment	**2.8**	2.4	2.5
Discount rate	**5.4**	5.5	5.8
Inflation assumption	**2.8**	2.4	2.5

33. Retirement benefits – continued

(c) Financial Reporting Standard No.17 'Retirement Benefits' – continued

The SSAP 24 valuation at 31 October 2003 has been updated by the actuary on an FRS 17 basis at 31 December 2003. The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The fair value of the schemes' assets, which are not intended to be realised in the short-term and may be subject to significant change before they are realised, and the present value of the schemes' liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Expected rate of return	Value at 31 December 2003	Expected rate of return	Value at 31 December 2002	Expected rate of return	Value at 31 December 2001
	%	£m	%	£m	%	£m
Equities	**7.3**	**209.9**	7.0	189.8	7.5	227.8
Gilts	**4.8**	**106.4**	4.5	43.6	5.0	37.1
Property	**7.3**	**50.1**	7.0	46.4	7.5	36.9
Bonds	**5.4**	**19.3**	5.5	48.6	5.8	11.3
Total market value of schemes' assets		**385.7**		328.4		313.1
Present value of schemes' liabilities		**(450.0)**		(368.3)		(333.5)
Deficit in the schemes		**(64.3)**		(39.9)		(20.4)
Related notional deferred tax asset		**19.3**		12.0		6.1
Net pension deficit		**(45.0)**		(27.9)		(14.3)

Under the FRS17 transitional rules, the following disclosure is provided on the performance statements for the years ended 31 December:

	2003	2002
	£m	£m
Analysis of amount charged to operating profit		
Current service cost	**11.8**	11.9
Total operating charges	**11.8**	11.9
Analysis of amount credited to other finance income		
Expected return on pension scheme assets	**20.6**	22.6
Interest on pension scheme liabilities	**(21.1)**	(19.9)
Net return	**(0.5)**	2.7
Analysis of amount recognised in the statement of recognised gains and losses (STRGL)		
Actual return less expected return on pension scheme assets	**29.3**	(58.8)
Experience gains and losses arising on scheme liabilities	**3.0**	0.7
Changes in assumptions underlying the present value of scheme liabilities	**(56.1)**	(11.6)
Actual loss recognised in STRGL	**(23.8)**	(69.7)
Movement in deficit during the year		
Deficit in scheme at 1 January	**(39.9)**	(20.4)
Current service cost	**(11.8)**	(11.9)
Contributions	**11.7**	59.4
Other finance income	**(0.5)**	2.7
Actuarial losses	**(23.8)**	(69.7)
Deficits in scheme at 31 December	**(64.3)**	(39.9)
Experience gains and losses	%	%
Difference between expected and actual return on scheme assets	**7.8**	(18.4)
Experience gains and losses on scheme liabilities	**0.7**	0.4
Total amount recognised in statement of total recognised gains and losses	**3.5**	(19.1)

34. Assets and liabilities denominated in foreign currencies

The aggregate amounts of assets and liabilities denominated in foreign currencies were as follows:

	Group		Company	
	2003	2002	**2003**	2002
	£m	£m	**£m**	£m
Assets	**1,578.9**	1,271.9	**1,578.9**	1,271.9
Liabilities	**5,760.8**	2,374.2	**5,760.8**	2,374.2

The Group's policy is to hedge all material foreign currency exposures through both on and off-balance sheet instruments.

	Group	
	2003	2002
	£m	£m
35. Consolidated cash flow statement		
(a) Reconciliation of operating profit to net cash flow from operating activities		
Operating profit	**263.0**	243.2
(Increase) in prepayments and accrued income	**(27.1)**	(34.9)
Increase/(decrease) in accruals and deferred income	**80.0**	(43.9)
Provisions for bad and doubtful debts	**13.9**	11.5
Loans and advances written off, net of recoveries	**(4.4)**	(4.4)
Depreciation and amortisation	**42.2**	35.7
Interest on subordinated loans added back	**63.0**	45.3
(Decrease) in provisions for liabilities and charges	**(19.3)**	(18.3)
(Profit) on sale of investment securities	**(3.2)**	(6.6)
(Profit)/loss on sale of fixed assets	**(7.7)**	1.1
Other non-cash movements	**1.1**	(0.3)
Net cash inflow from trading activities	**401.5**	228.4
Net decrease/(increase) in collections/transmissions	**22.9**	(22.6)
Net (increase)/decrease in treasury bills and other eligible bills	**(1.9)**	2.1
Net (increase) in loans and advances to banks and customers	**(5,259.6)**	(860.1)
Net (outflow) from acquisition of mortgage book	**(1,431.6)**	(662.2)
Net (decrease) in non-recourse funding	**(143.4)**	(176.3)
Net increase in deposits by banks and customer accounts	**786.9**	640.9
Net increase in debt securities in issue	**4,469.0**	1,027.0
Net decrease/(increase) in other assets	**12.1**	(26.3)
Net increase/(decrease) in other liabilities	**2.6**	(42.4)
Net cash (outflow)/inflow from operating activities	**(1,141.5)**	108.5

	Minority interest		Share capital (including share premium account and capital redemption reserve)		Subordinated liabilities	
	2003	2002	**2003**	2002	**2003**	2002
	£m	£m	**£m**	£m	**£m**	£m
(b) Analysis of changes in financing during the year						
At 1 January	**148.5**	–	**174.4**	174.4	**677.3**	580.0
Net cash inflow from financing	**–**	148.5	**–**	–	**444.2**	97.3
Amortised issue costs	**0.1**	–	**–**	–	**0.4**	–
At 31 December	**148.6**	148.5	**174.4**	174.4	**1,121.9**	677.3

	Group 2003	Group 2002
	£m	£m
35. Consolidated cash flow statement – continued		
(c) Analysis of changes in cash during the year		
At 1 January	**116.0**	114.7
Net cash inflow	**83.8**	1.3
At 31 December	**199.8**	116.0
Included in the Balance Sheet are the following amounts of cash:		
Cash and balances at central banks	**12.8**	19.9
Loans and advances to other banks repayable on demand	**187.0**	96.1
	199.8	116.0

The Group is required to maintain balances with the Bank of England which at 31 December 2003 amounted to £30.9m (2002: £25.1m). These balances are not included in cash for the purposes of the cash flow statement.

36. Directors' and Officers' transactions

The aggregate amounts outstanding at 31 December 2003 in respect of loans which were made available by the Group for persons who were Directors of Bradford & Bingley plc and their connected persons and for Officers of the Company were:

	Amount	Number
	£m	
Directors' loans	**0.3**	**1**
Officers' loans	**0.2**	**7**

	Group 2003	Group 2002	Company 2003	Company 2002
	£m	£m	£m	£m
37. Capital and leasing commitments				
(a) Capital commitments				
Capital expenditure contracted for but not provided for in the Financial Statements	**0.3**	0.6	**0.1**	0.6
(b) Leasing commitments				
At 31 December the annual commitments under non-cancellable operating leases relating to land and buildings and equipment were as set out below by expiry date:				
Within one year	**0.9**	1.2	**0.9**	1.2
In more than one year but not more than five years	**4.6**	3.4	**4.6**	3.4
In more than five years	**10.4**	10.0	**10.4**	10.0
	15.9	14.6	**15.9**	14.6

38. Segmental information

The Group reports through three principal business segments: Lending, Savings and Distribution, supported by Treasury and Group Services. An analysis of the Group profit on ordinary activities before tax and Group total and net assets is provided in the table below:

	Lending	Savings	Distribution	Reserves & Treasury	Group Services	Joint Venture	Group
	£m	*£m*	*£m*	*£m*	*£m*	*£m*	*£m*
2003							
Profit before tax and exceptionals	**228.1**	**24.0**	**10.4**	**57.6**	**(57.1)**	–	**263.0**
Exceptional costs	–	–	–	–	–	–	–
Profit on ordinary activities before tax	**228.1**	**24.0**	**10.4**	**57.6**	**(57.1)**	–	**263.0**
Total assets	**24,943.6**	–	**81.9**	**7,165.4**	–	–	**32,190.9**
Net assets	**1,082.4**	–	**6.2**	**213.2**	–	–	**1,301.8**
2002							
Profit before tax and exceptionals	212.8	30.1	28.0	64.5	(59.6)	(2.6)	273.2
Exceptional costs	–	–	–	–	(32.6)	–	(32.6)
Profit on ordinary activities before tax	212.8	30.1	28.0	64.5	(92.2)	(2.6)	240.6
Total assets	19,386.4	–	105.0	5,894.9	–	–	25,386.3
Net assets	1,042.0	–	10.1	209.7	–	–	1,261.8

Notes

(a) In order to analyse net interest by business segment it is necessary to apply a transfer price to the internal funding or liquidity requirement of each segment. Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Distribution segment has been determined on the basis of market rates for such activity.

(b) Exceptionals have not been allocated across business segments since they are the consequence of Group-level decisions.

(c) For the purposes of segmental information net assets have been allocated to Lending, Savings and Distribution on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets.

(d) The Group operates entirely within the retail financial services sector and accordingly no segmental analysis of turnover has been presented. Please refer to the Financial Review for more information on segmental performance.

39. Acquisitions of businesses

The following acquisitions have been accounted for using the acquisition method of accounting:

Entity acquired	Date of acquisition
Alltel Mortgage Solutions Ltd	3 January 2003
Holden Meehan Ltd	2 June 2003
Aitchison & Colegrave Ltd	29 September 2003
Douglas Duff	1 October 2003

The entities were acquired for a total consideration of £20.0m, including acquisition expenses of £0.5m. Deferred consideration amounted to £8.2m, of which £0.8m was contingent on achieving certain performance criteria.

The impact on the Group's Balance Sheet of those acquisitions is set out below:

	Book value at acquisition date	Fair value adjustment	Provisional fair value
	£m	£m	£m
Loans and advances to banks	1.5	–	1.5
Tangible fixed assets	3.7	(0.2)	3.5
Intangible fixed assets	0.2	(0.2)	–
Other assets	0.6	–	0.6
Other liabilities	(1.3)	(0.1)	(1.4)
Net assets acquired	4.7	(0.5)	4.2
Consideration			
Purchase consideration and acquisition costs			20.0
Goodwill			15.8

The fair value adjustments are caused by the alignment of accounting policies, a re-assessment of certain provisions and the write-off of previously capitalised goodwill.

Shareholder information

Financial calendar 2004

17 February	Results for 2003 announced
27 April	Annual General Meeting
6 August	Interim results for 2004 announced

Ordinary dividend

24 March	Ex-dividend date
26 March	Record date
7 May	Payment of final dividend for 2003
25 August	Ex-dividend date
27 August	Record date
8 October	Payment of interim dividend for 2004

Interest payments

13% Perpetual Subordinated Bonds

7 April	Payment of interest
7 October	Payment of interest

11.625% Perpetual Subordinated Bonds

20 January	Payment of interest
20 July	Payment of interest

Internet

Information about the Group can be found on the internet at www.bbg.co.uk

Share price

You are able to keep track of the share price through the financial press, by visiting our Group website at www.bbg.co.uk or by calling the Shareholder Helpline on 0870 703 0003.

Share dealing service

To buy or sell Bradford & Bingley shares call 0870 703 0003. This service is provided by our Registrar, Computershare and is available to all our shareholders. Please have your Securityholder Reference Number ('SRN') ready when making your call.

For shareholders in the Bradford & Bingley Nominee Account a postal share dealing service is also available. Please contact the Registrar for details.

Useful contacts

For information about the Annual General Meeting, shareholdings, dividends and changes to personal details shareholders should contact the Registrar:

Computershare Investor Services PLC,
PO Box 1913, The Pavilions,
Bridgwater Road, Bristol BS99 2PR
Telephone: 0870 703 0003.

Institutional investors may wish to contact Investor Relations by email to ir.enquiries@bbg.co.uk or by calling 01274 554928.

The Summary Financial Statement is available in large print, Braille and audio tape format. To request a copy call the Shareholder Helpline on 0870 703 0003.

ShareGift

Many investors find themselves owning parcels of shares in quantities so small that it would cost more to sell them than they are worth. They may therefore be too small to do anything with, but may still bring a tax liability on any dividends paid and unwanted annual reports and other documents.

Bradford & Bingley plc supports ShareGift, which is administered by The Orr Mackintosh Foundation (registered charity number 1052668).

Any shares that you donate to ShareGift will be transferred into the name of The Orr Mackintosh Foundation, who will aggregate them, sell them when possible and donate the proceeds to a growing list of charities. Since ShareGift was started over £4 million has been given to more than 400 different charities.

If you would like to use ShareGift, or receive more information about the scheme, they can be contacted by visiting their website at www.ShareGift.org.uk or by calling 0207 337 0501, or by writing to The Orr Mackintosh Foundation, 46 Grosvenor Street, London W1K 3HN.

Dividend mandates

Dividends will be paid to you by cheque to the address held by the Registrar or they can be credited to a suitable bank or building society account.

When the dividend payments are made you will receive a form to enable you to have your future dividends paid directly into an appropriate bank or building society account.

If you have your dividends paid to your bank or building society you will receive one consolidated tax voucher each year. This will contain the taxation details of all dividends paid in that particular tax year.

Electronic communications

The Company has set up a facility for shareholders to take advantage of electronic communications. You can vote online and receive notification of shareholder documents electronically.

To cast your AGM vote online log on to:
www.computershare.com/voting/uk and complete the following steps:

- Choose the Bradford & Bingley meeting
- You will need to enter your SRN and the unique PIN number printed on your voting form
- Enter your choices on screen.

To register your email address so that future shareholder information can be made available to you electronically log on to:
www.bbg.co.uk/shareholders and complete the following steps:

- Click on 'visit our Registrars'
- Enter the required information and click on 'submit'. You will need your SRN located on your voting form or most recent tax voucher.
- Click on 'submit' again and register online.

Electronic proxy appointment through CREST

In addition to providing electronic voting and proxy appointment via our Registrar's website, the Company is supporting the CREST electronic proxy appointment service. Please see the notes on the proxy voting form for details of how to use this service.

Advisers

Auditor
KPMG Audit Plc
1 The Embankment, Neville Street
Leeds LS1 4DW

Financial Adviser
Goldman Sachs International
Peterborough Court, 133 Fleet Street
London EC4A 2BB

Registrar
Computershare Investor Services PLC
P O Box 1913, The Pavilions, Bridgwater Road, Bristol BS99 2PR

Solicitor
Herbert Smith
Exchange House, Primrose Street
London EC2A 2HS

Stockbrokers
Citigroup Global Markets Limited
Canada Square, Canary Wharf, London E14 5LB
Hoare Govett Limited
250 Bishopsgate, London EC2M 4AA

Shareholders' interests in shares at 31 December 2003*

	Number of shareholders	%	Number of shares	%
Size of holding				
1 - 250	1,108,247	93.824	275,447,976	43.440
251 - 500	54,766	4.636	25,997,220	4.100
501 - 1,000	10,272	0.870	7,829,703	1.235
1,001 - 5,000	6,783	0.574	13,755,126	2.169
5,001 - 10,000	460	0.039	3,454,710	0.545
10,001 - 100,000	405	0.034	12,678,806	2.000
100,001 - 200,000	63	0.005	8,904,973	1.404
200,001 - 500,000	83	0.007	25,926,203	4.089
500,001 - 1,000,000	44	0.004	32,338,931	5.100
1,000,001 - 5,000,000	61	0.005	139,800,604	22.048
5,000,001 and over	10	0.001	87,948,292	13.870
Total	1,181,194	100.000	634,082,544	100.000
Type of holder				
Individuals	1,177,170	99.659	322,778,519	50.905
Insurance & other corporates	353	0.030	8,775,194	1.384
Banks & nominees	3,630	0.307	270,413,428	42.646
Pension funds, investment trusts and trustees	41	0.003	32,115,403	5.065
Total	1,181,194	100.000	634,082,544	100.000

*The interests above include holdings in the Bradford & Bingley Nominee Account, certificated and uncertificated holdings and those shares held on behalf of staff by the trustees of the Bradford & Bingley Share Ownership Trust.

As at 31 December 2003 the share price was 305p and the market capitalisation was £1.9bn.

Relative share price performance since flotation



140
120
100
80
60
40
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 01
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Bradford & Bingley Group
FTSE 350 Banks Index
FTSE100

Bradford & Bingley Group performance against the FTSE 100 and the FTSE 350 Banks Index.



CarbonNeutral®
www.futureforests.com

...is report is CarbonNeutral®

... to minimise the environmental impacts of this report, Bradford & Bingley is working with Future Forests to assess and 'offset' ... greenhouse gas emissions created by the production and distribution of the report. 8.4 tonnes of CO_2 will be balanced by planting trees ... Wood, Leicestershire to absorb these emissions over time, making this report CarbonNeutral®.

... more information on Future Forests, visit www.futureforests.com

...signed by Emperor Design. Produced by Williams Lea.
... printing inks are made using vegetable based oils. No film or film processing chemicals were used. 95% of cleaning solvents are recycled for ... use and 84% of the waste associated with this product will be recycled. The paper used for this report comes from sustainable paper ... and is elementally chlorine free.

Registered office:
Bradford & Bingley plc
Croft Road
Crossflatts
Bingley
West Yorkshire
BD16 2UA

Telephone 01274 555555
Email enquiries@bbg.co.uk
www.bbg.co.uk

Registered in England Number 3938288

Notice of Annual General Meeting 2004





Bradford & Bingley

Bradford & Bingley

Shareholder helpline **0870 703 0003**

March 2004

Dear Shareholder

Annual General Meeting 2004

I am pleased to send you details about the Annual General Meeting ('AGM') of Bradford & Bingley plc (the 'Company') to be held at 11.00 a.m. on Tuesday 27 April 2004 at the Hanover International Hotel, Bradford. The formal notice of our AGM starts on page 2 of this document and there is information relating to the business of the AGM on page 1. The Board recommends that you vote in favour of all the ordinary resolutions (numbers 1 to 12).

The Directors are proposing two additional resolutions. Resolution 13 proposes to rationalise the current share option and performance share plans into a single executive incentive plan. The proposed plan aligns employee and shareholder interests more effectively and requires substantial long-term earnings growth to trigger maximum payouts. Resolution 14, which has been proposed and passed by shareholders for each of the last three years, would allow the Board to buy-back shares equivalent to 10% in number, of the shares currently in issue, without further shareholder consent. The Board also recommends you vote in favour of the above additional resolutions.

Whether you have a share certificate for your ordinary shares in the Company or hold your shares through the Bradford & Bingley Nominee Account (which means that you do not have a share certificate), you are entitled to come to the AGM and vote on the resolutions. Members of staff who only hold shares via the Bradford & Bingley Share Ownership Trust are not entitled to attend the AGM.

All our shareholders have the opportunity to vote even if they are not entitled to attend the AGM. You can vote electronically or by using the personalised voting form mailed with this document. If you are voting by mail, please complete the form and return it to the Company's Registrar in the prepaid envelope to arrive no later than the date indicated on the voting form. If you choose to vote electronically, you must do so by the date indicated on your voting form. Access the Registrar's website at www.computershare.com/voting/uk and use the unique PIN and your Securityholder Reference Number ('SRN') printed on your voting form. If you would like to receive communications such as the Notice of Meeting and Annual Report & Accounts electronically in the future you can register for this service at the same time as you are voting online, or by lodging your email address via www.bbg.co.uk/shareholders

Details of votes lodged by post or via the internet will be given at the AGM after each vote is taken on a show of hands. For those who cannot attend the AGM, these details will be published on our website at www.bbg.co.uk

The separate Annual Review & Summary Financial Statement 2003 and the Annual Report & Accounts 2003 give information about the Group's progress during the year and the recommended final dividend for 2003.

Yours sincerely

Rod Kent
Chairman

Annual General Meeting 2004

This booklet contains information for the holders of ordinary shares in the capital of the Company (including those holding shares in the Bradford & Bingley Nominee Account and staff who hold shares via the Bradford & Bingley Share Ownership Trust). The formal notice of our AGM starts on page 2 of this document.

Explanatory Notes

The AGM will cover a number of standard items of Ordinary Business (Resolutions 1-12) and two items of Special Business (Resolutions 13-14).

Ordinary Business

Resolutions to receive and adopt the Annual Report & Accounts, approve the Directors' Remuneration Report, approve the final dividend, re-appoint Directors and to re-appoint as well as to determine the remuneration of the auditor will be proposed as ordinary resolutions. To pass these resolutions at least 50% of the votes cast on the resolution must be in favour.

Special Business

Resolution 13 will be proposed as an ordinary resolution. Shareholder approval is sought for the establishment of the Executive Incentive Plan (2004) (the 'Plan'). As you will probably know, our current incentive arrangements for Executive Directors and key senior managers were put in place for the flotation in December 2000. Since that time, there have been considerable changes, both within the Company and in the corporate governance environment. In addition, the Remuneration Committee has received some views from shareholders on the existing incentive plans, particularly with regard to the granting of options to Directors. We have therefore reviewed the arrangements for 2004/2005 with the following objectives in mind:

- to simplify the incentive structure and better align it with shareholder interests;
- to drive the current year's performance;
- to ensure the top team has a meaningful stake in the long-term performance of the Company and their remuneration is aligned with future share price movements; and
- to ensure that significant longer-term rewards are only paid out for sustained earnings growth.

To this end, it is intended that, upon the Plan being approved by shareholders, in normal circumstances no further allocations will be made under either the Bradford & Bingley 2000 Performance Share Plan or the Bradford & Bingley 2000 Share Option Scheme.

The Plan may only operate in any year in which annual performance related bonuses ('Annual Bonus') have been granted in respect of the immediately preceding financial year. Under this Plan, the Annual Bonus shall not exceed 60% of salary. The Remuneration Committee shall agree the payment of an amount equal to the Annual Bonus granted to each Participant, directly to the Trustees of the Bradford & Bingley Employees' Share Trust (the 'Trustees') for the acquisition of ordinary shares in the Company ('Ordinary Shares') (either in the open market or by subscription at market value) on the date of announcement of its results or as soon as practicable thereafter. The acquired Ordinary Shares ('Deferred Shares') shall be subject to a three year deferral period during which they will normally be forfeited if the relevant Executive Director or senior employee leaves, other than in the circumstances of a 'good leaver' referred to in the Plan. During this period, the Participant shall be the beneficial owner of the Deferred Shares. However, legal title will only pass at the end of the three year deferral period.

In general, provided the Deferred Shares are retained in the Plan for a three year period, and the Participant remains employed within the Bradford & Bingley group of companies, then subject to the satisfaction of the performance targets described on page 4 ('Performance Targets'), the Participant shall qualify for additional free shares ('Matching Shares') determined by reference to the number of Deferred Shares held on their behalf and the ratio of Matching to Deferred Shares as specified in the Performance Targets. This ratio, in any circumstance, shall not exceed three Matching Shares to one Deferred Share.

The Plan is structured so that Deferred Shares satisfy the requirements of restricted securities in accordance with Part 7, Chapter 2 of the Income Tax (Earnings and Pensions) Act 2003. Accordingly, there will be no tax charge on the acquisition of Deferred Shares as the risk of forfeiture lifts three years after the acquisition of Deferred Shares. An income tax and national insurance liability will arise when the risk of forfeiture lifts after the third anniversary of the date of acquisition of the Deferred Shares at which time the Ordinary Shares are no longer deemed restricted securities. In addition, an income tax and national insurance liability will arise on the value of Matching Shares released. One of the underlying purposes of the Plan is that certain key executives should be encouraged to acquire and retain a personal shareholding in the Company. The Plan is recommended by the Board of Directors. The terms of the Plan are summarised in the appendix on page 4.

Resolution 14 will be proposed as a special resolution. To pass a special resolution at least 75% of the votes cast on the resolution must be in favour. The Companies Act 1985 permits a company to purchase its own shares provided that the purchase has been authorised by the company at general meetings. It is common practice for listed companies to seek such authority and the Directors of the Company (the 'Directors') are proposing Resolution 14 as they consider that it is prudent to seek a renewal of the authority given by shareholders at the AGM in 2003.

During 2002 the Company began a programme to purchase its own shares in line with the authority given at the AGMs in 2001, 2002 and 2003. The share purchase programme was completed in November 2003 and 47.9 million shares were purchased for cancellation at a cost of £150 million.

Resolution 14, if passed, would give the Company the authority to purchase its own issued ordinary shares of 25 pence each at a price of not less than 25 pence per share and not more than 5% above the average of the middle market quotations of the Company's shares as shown in the London Stock Exchange Daily Official List for the five business days before the purchase is made. The authority is for the purchase of a maximum number of 63,400,000 shares, being approximately 10% of the Company's present issued share capital, and will expire at the conclusion of the next AGM of the Company or 18 months from the date of the Resolution, whichever is the earlier.

The total number of employee share options to subscribe for ordinary shares of 25 pence each in the Company ('Ordinary Shares') outstanding as at 2 February 2004 was 15.5 million, representing approximately 2.44% of the issued share capital of the Company at that date. If the authority to buy back shares under this resolution was exercised in full, the total number of options to subscribe for Ordinary Shares outstanding as at 2 February 2004 would represent approximately 2.72% of the issued share capital. The obligations of the Company in respect of Ordinary Shares issuable under employee share options outstanding are partly hedged by the Company's employee share ownership trusts, details of which can be found in the Annual Report & Accounts 2003.

The Directors would only propose to exercise their authority to make purchases where the expected effect of the purchase would be to increase earnings per share of the remaining Ordinary Shares in the capital of the Company and, having reviewed the overall financial position of the Company, such purchases are in the best interests of shareholders generally. Any Ordinary Shares purchased under this authority will be either treated as cancelled, and the number of Ordinary Shares in issue reduced accordingly, or held as treasury shares under the regulations which came into force on 1 December 2003, The Companies (Acquisition of Own Shares)(Treasury Shares) Regulations 2003 SI 2003/1116. These regulations allow listed companies, with authorisation from shareholders, to buy and then hold their own shares instead of cancelling them immediately. Shares purchased under this authority can in the future be cancelled, re-sold or used to provide shares for employee share schemes. The Directors presently intend that a resolution to renew this authority will be proposed at the AGM in 2005.

Notice of Annual General Meeting

NOTICE IS HEREBY given that the Annual General Meeting ('AGM' or the 'Meeting') of Bradford & Bingley plc (the 'Company') will be held at the Hanover International Hotel, Mayo Avenue, off Rooley Lane, Bradford, West Yorkshire, BD5 8HZ at 11.00 a.m. on Tuesday 27 April 2004.

Ordinary Business

1. To receive and adopt the Report of the Directors and the Accounts for the year ended 31 December 2003, together with the Report of the auditors thereon.
2. To approve the Directors' Remuneration Report, as set out in the Annual Report & Accounts 2003, for the year ended 31 December 2003.
3. To declare a final dividend of 11.0 pence per Ordinary Share.
4. To re-appoint Ian Cheshire as a Director.
5. To re-appoint Louise Patten as a Director.
6. To re-appoint Stephen Webster as a Director.
7. To re-appoint Ian Darby as a Director.
8. To re-appoint Robert Dickie as a Director.
9. To re-appoint George Cox as a Director.
10. To re-appoint Rosemary Thorne as a Director.
11. To re-appoint KPMG Audit Plc as auditor.
12. To authorise the Directors to determine the auditor's remuneration.

Special Business

To consider and, if thought fit, to pass resolution 13 as an ordinary resolution and resolution 14 as a special resolution.

13. (a) That the Rules of the Bradford & Bingley Executive Incentive Plan (2004) (the 'Plan') in the form, or substantially in the form, of that produced to the Meeting (and, for the purpose of identification, initialled by the Chairman) be hereby approved; and the Directors be hereby authorised to do all things as they may consider necessary or expedient to establish the Plan; and

(b) that the Directors be authorised to establish further plans as they consider necessary or expedient for the benefit of overseas employees whether using shares or cash or phantom awards based on the Plan, but modified as may be necessary or desirable to take account of overseas tax, exchange control or securities laws. Any shares made available under such plans will be treated as counting against any limits on overall participation in the Plan and any other existing employees' share plans as appropriate.

14. That the Company be generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 25 pence each in the Company ('Ordinary Shares') provided that:

(a) The maximum number of Ordinary Shares authorised to be purchased is 63,400,000;

(b) The minimum price which may be paid for an Ordinary Share is 25 pence;

(c) The maximum price which may be paid for an Ordinary Share is an amount equal to 105% of the average of the middle market quotation for an Ordinary Share in the Company derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that Ordinary Share is contracted to be purchased (exclusive of associated expenses);

(d) The authority hereby conferred shall expire at the conclusion of the next annual general meeting of the Company or 18 months from the date of this Resolution, whichever is the earlier; and

(e) The Company may make a contract to purchase ordinary shares under this authority before the expiry of the authority which will or may be completed wholly or partly thereafter and a purchase of shares may be made in pursuance of any such contract.

By order of the Board
Alan Shankley
Company Secretary
27 February 2004

Notes

Of the Directors seeking re-appointment, Ian Cheshire, George Cox and Louise Patten are members of the Remuneration Committee. Information about the Directors seeking re-appointment is included on page 3.

Please read the explanatory notes to the Notice of Meeting on page 1 and the notes on the voting form.

Shareholders may attend and vote at the Meeting in person or may alternatively vote by post or electronically. See the details on the notes to the voting form. Shareholders wishing to appoint a proxy or proxies using CREST should refer to the notes included on the proxy voting form.





Your vote on the re-appointment of Directors

This year, seven Directors are seeking re-appointment. Stephen Webster, Ian Cheshire and Louise Patten were appointed as Non-executive Directors of the Company on 1 May, 8 August and 17 December 2003 respectively. Ian Darby and Robert Dickie were appointed as Executive Directors on 8 August 2003. These five Directors, who were appointed by the Board since the last AGM, are required to seek re-appointment at the Annual General Meeting in accordance with the Articles of Association.

George Cox and Rosemary Thorne will retire by rotation at the AGM and offer themselves for re-appointment under the terms of the Articles of Association.

When considering all the appointments and re-appointments to the Board, the Nominations Committee considered the qualities that the new and existing Directors would bring to the Group.

Stephen Webster is an experienced finance director with sound independent judgement and an ideal director to lead our Audit, Risk & Compliance Committee. Ian Cheshire is a well established executive director with strategic and retail expertise that is of great value to us as a retailer of property and financial services. Louise Patten has considerable expertise in the financial services sector as well as being an experienced company director. Ian Darby and Robert Dickie run major parts of the organisation and their experience and understanding of the business adds greater depth to the Board. Rosemary Thorne has successfully managed the Group's financial affairs since before the flotation. George Cox's experience and background make him ideal as the Group's Senior Independent Director as well as the Chairman of the Remuneration Committee. Further information about these Directors is shown below.

Ian Cheshire

Non-executive Director

Ian (age 44) joined the Board in August 2003. He is Chief Executive, International and Development at Kingfisher plc having been an Executive Director since June 2000. Since joining Kingfisher in 1998, he has been Group Director of Strategy & Development and from May 2000 Chief Executive of e-Kingfisher. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears plc. He was previously a Non-executive Director of Hit Entertainment plc. He is a member of the Audit, Risk and Compliance Committee and Remuneration Committee.

Louise Patten

Non-executive Director

Louise (age 50) joined the Board in December 2003. She is currently Chairman and Non-executive Director of Brixton plc and a Non-executive Director of Great Universal Stores plc and Somerfield plc as well as senior adviser to Bain & Co. She began her career at Citibank and remained in financial services until 1993, when she joined the management consultancy Bain & Co as a Partner. Her previous experience as a Non-executive Director includes the Hilton Group plc. She is a member of the Remuneration and Nominations Committees.

Stephen Webster

Non-executive Director

Stephen (age 51) joined the Board in May 2003. He is Group Finance Director of Wolseley plc, the building materials distribution company. He is a chartered accountant and was formerly a Partner at Price Waterhouse. He is a member of the Hundred Group Technical Committee. He is Chairman of the Audit, Risk & Compliance Committee.

Ian Darby

Group Commercial Director

Ian (age 40) joined Bradford & Bingley in February 2000 as Commercial Director on the acquisition of the John Charcol business and was appointed to the Board in August 2003. He joined John Charcol in 1984 and held a variety of roles, culminating in his appointment as Managing Director in March 1999. As Group Commercial Director, he is responsible for our advisory businesses as well as marketing, communications and product development.

Robert Dickie

Group Operations Director

Robert (age 44) joined Bradford & Bingley on 2 January 2003 and was appointed to the Board in August 2003. He joined from Zurich Financial Services Group (UK) Ltd where he was Managing Director, UK Enterprise. Prior to this, Robert held a variety of roles at National Australia Bank which he joined from Clydesdale Bank plc. He is responsible for the Group's Bank and The MarketPlace division along with IT, telephony, properties and customer service operations.

George Cox

Non-executive Director

George (age 63) joined the Board of Bradford & Bingley Building Society in March 2000 and the plc Board in April 2000. He is the Director General of the Institute of Directors and a member of the Supervisory Board of Euronext. He is a Director of Short Brothers plc and Enterprise Insight Ltd. Former appointments include Chairman and Managing Director of Unisys Ltd, Chairman and Chief Executive of P-E International plc, Non-executive Director of the London International Financial Futures Exchange (LIFFE) and Managing Director of Butler Cox plc. He is Chairman of the Remuneration Committee and the recognised Senior Independent Director.

Rosemary Thorne

Group Finance Director

Rosemary (age 52) joined the Board of Bradford & Bingley Building Society in November 1999. She was appointed to the plc Board in February 2000. She previously held several senior financial positions including Group Finance Director of J Sainsbury plc and Group Financial Controller of Grand Metropolitan, subsequently Diageo plc. She is a Non-executive Director of Royal Mail Holdings plc and a member of The Financial Reporting Council and The Financial Reporting Review Panel.

Directors' service contracts

Ian Darby, Robert Dickie and Rosemary Thorne have service contracts with entitlements to 12 months' notice. Ian Cheshire, George Cox, Louise Patten and Stephen Webster do not have service contracts.

Bradford & Bingley Executive Incentive Plan (2004)(the 'Plan')

The principal features of the Plan are summarised as follows:

1. General

The Company's Remuneration Committee (the 'Remuneration Committee') may only operate the Plan following any financial year of the Company in respect of which the proposed participant in the Plan receives an annual performance related bonus for the immediately preceding financial year prior to the deduction of any tax or statutory deductions ('Annual Bonus'). The Annual Bonus shall not exceed 60% of salary. Benefits under the Plan will not be pensionable.

2. Eligibility

All employees in the Company and its subsidiaries (including Executive Directors) who are not within six months of the date at which they are bound or plan to retire will be eligible to participate in the Plan at the discretion of the Remuneration Committee ('Participants').

It is intended that participation in the Plan will focus on Executive Directors and selected senior executives.

3. Participation

Where the Remuneration Committee decides that the Plan will be operated it shall determine an amount by reference to a percentage of each Participant's Annual Bonus which shall be applied by the Trustees, on the date the Company makes its announcement of results (or as soon as practicable thereafter), in the acquisition of Deferred Shares (either in the open market or by subscription at market value) on behalf of the Participant. The first acquisition of Deferred Shares (either in the open market or by subscription at market value) will not be earlier than 2005 when any bonuses for the year ending 31 December 2004 will be announced in or around March 2005. The Participant will have full beneficial ownership of the Deferred Shares which may be forfeited in general upon the Participant's cessation of employment prior to the third anniversary of their acquisition.

4. Rights in Respect of Deferred Shares

Deferred Shares will be lodged with the Trustees and will remain in the beneficial ownership of the Participant. Dividends will be mandated to the Participant. The Participant will also be entitled to exercise voting rights in respect of the Deferred Shares.

5. Conditions for a Share Match

Matching Shares will only be received if a number of conditions are satisfied. The Deferred Shares must remain with the Trustees for a period of three years. The Participant must remain an employee of the Company throughout the three year period unless the appropriate conditions referred to in paragraph 10 below apply. The Performance Targets described below must also be satisfied.

6. Performance Targets

It is the Committee's current intention that for the first year of operation (i.e. the bonus earned in the 2004 financial year, paid in March 2005) the Performance Targets for the Company's share match (to vest in March 2008) will be as follows:

- for compound earnings per share ('EPS') growth of less than Retail Price Index ('RPI') plus 3% per annum over the three year retention period there will be no release of Matching Shares;
- for compound EPS growth of RPI plus 3% per annum over the three year retention period: 1 x match;
- for compound EPS growth of RPI plus 5% per annum over the three year retention period: 2 x match; or
- for compound EPS growth of RPI plus 8% per annum over the three year retention period: 3 x match

with pro-rated matches between the above points.

The Remuneration Committee will keep the Performance Targets under review and may increase but not relax it from time to time as it considers appropriate.

7. Ratio of Share Match

The Plan will provide for up to three free Matching Shares for every one Deferred Share. The Remuneration Committee may vary the basis of the share match but not so that it is more advantageous than three Matching Shares for each Deferred Share.

8. Source of Matching Shares

Matching Shares may be acquired by the Trustees by subscription or purchase on the market at any time between the acquisition of Deferred Shares and the release of Matching Shares.

9. Scheme Limits

The number of shares which may be issued under the Plan is subject to the following limits:

(i) in any 10 year period, not more than 10% of the issued ordinary share capital of the Company ('Ordinary Shares') for the time being may in aggregate be issued or re-issued as treasury shares under the Plan and any other employee share scheme adopted by the Company; and

(ii) in any 10 year period, not more than 5% of the Ordinary Shares in the Company for the time being may in aggregate be issued or re-issued as treasury shares under the Plan or any other executive share scheme adopted by the Company.

For the purposes of these limits no account shall be taken of any Ordinary Shares where the right to Ordinary Shares under the Plan is released, lapsed or was otherwise forfeit.

10. Transfer of Deferred Shares

Deferred Shares shall be transferred after a three year period provided the Participant remains in the Company's employment at that time. If employment ceases prior to the end of the three year period, the Deferred Shares shall normally be forfeited immediately, unless in the circumstances of the 'good leaver' reasons stated in Rule 5.2 of the Plan (e.g. retirement) the Remuneration Committee exercises its absolute discretion to determine that either (i) some or all of the Deferred Shares shall be transferred to the Participant immediately upon cessation of employment; or (ii) the Deferred Shares be retained by the Trustees until the end of the third anniversary of their acquisition and then be released at that time along with a pro rata number of Matching Shares based on the extent to which the Performance Targets are satisfied at the date employment ceased. In the event of death, all Deferred Shares along with the corresponding number of Matching Shares shall be transferred to the Participant's personal representative without regard to the Performance Targets.

11. Release of Matching Shares

Any release of Matching Shares will take place automatically as soon as practicable after the three year holding period to the extent any entitlement arises.

12. Takeover, Reconstruction and Winding Up

In the event of a takeover, scheme of arrangement or winding up of the Company:

(a) the Deferred Shares shall cease to be subject to the risk of forfeiture and shall be transferred to the Participant as soon as practicable after the relevant event;
(b) Matching Shares shall be released on the same date as Deferred Shares are transferred subject to a pro rata reduction of the Matching Shares based on the extent to which Performance Targets have been satisfied and how long the Deferred Shares were acquired prior to the relevant event.

13. Rights Issue

In the event of a rights issue, the Trustees may sell such rights nil paid to the extent necessary to enable the take up of the balance of such unsold rights subject to any directions from the Participant.

14. Demerger

In the event of a demerger involving the Company and which, in the opinion of the Remuneration Committee, has a material impact on the value of an Ordinary Share or any similar circumstance affecting Deferred Shares, the Committee may make such adjustments to the ratio of Deferred Shares to Matching Shares as it deems appropriate and fair.

15. Alterations

The rules of the Plan may at any time be altered by the Board. However, no alteration to any of the rules relating to eligibility, the limits on participation, the limits on the number of Shares available to be issued under the Plan, the terms on which Deferred Shares are held and the rules governing adjustments to the ratio of Deferred Shares and Matching Shares held may be made without prior shareholder approval (except for minor amendments to benefit administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants or for the Company or any member of the Bradford & Bingley group of companies). No alteration to the disadvantage of any Participant may be made unless such alteration is made with the consent in writing of such number of Participants as are entitled to over 75% of the Deferred Shares held by the Trustees, or else by a resolution passed by a majority of 75% of the Participants who attend a meeting of Participants and vote.

16. Termination

No Ordinary Shares will qualify under the Plan later than the 10th anniversary of the approval of the Plan by shareholders. The Directors may close the Plan at an earlier date.

17. Overseas Plans

The Directors will have authority to establish further plans for overseas employees but there is no current intention so to do. Any further Plans will be based on the Plan but may be modified to take account of local tax, exchange control and securities laws' requirements.





The Meeting

Place and time

Venue: Hanover International Hotel, Mayo Avenue, off Rooley Lane, Bradford, West Yorkshire, BD5 8HZ
Time: 11.00 a.m. Tuesday 27 April 2004

Doors will open at 10.00 a.m. and refreshments will be available before the Meeting starts.

Who may attend?

Only holders of ordinary shares in the Company (including those holding shares in the Bradford & Bingley Nominee Account who have completed a Form of Direction asking to be appointed as Computershare Company Nominees Limited's proxy in order to attend the Meeting) or their proxies may attend the Meeting. Employees holding shares in the Bradford & Bingley Share Ownership Trust only, are not entitled to attend the Meeting. Non-shareholders who are accompanying shareholders will be admitted at the discretion of the Company. Please ensure that you bring the attendance slip enclosed with this mailing pack, as this will facilitate entrance to the Meeting.

Admission

You will be asked to show your attendance slip enclosed with this pack at the entrance and not having it available will delay your admission. On admission you will receive a voting card in exchange for your attendance slip. If you have been appointed as a shareholder's proxy, please make this fact known to the admission staff.

Security

There will be security checks at the entrance to the venue. We ask you not to bring any cameras, recording equipment or laptop computers and that mobile phones be switched off during the Meeting.

Shareholders with disabilities

There will be an induction loop and sign language interpreter in the auditorium. Access will be available for shareholders who use a wheelchair. Anyone wishing to use these facilities should alert one of the Bradford & Bingley stewards on arrival.

Asking questions at the Meeting

During the Meeting the Chairman will give shareholders or their proxies the opportunity to ask questions.

Smoking

Smoking will not be permitted at the venue.

Location

How to get there:

If you travel by car:

At the end of the M606, take the third exit off the roundabout – A6177, Mayo Avenue – towards Bradford. Take the first right turn at the traffic lights and the hotel is situated in front of you. Car parking facilities are available.

If you travel by public transport:

The hotel is situated approximately two miles outside Bradford city centre. The train links from Leeds and other towns and cities come into Bradford city centre. The 624 and 614 buses depart from the city centre and their routes take them past the hotel.



A641
BRADFORD
A650
WAKEFIELD
ROAD
A6177
LEEDS
BRADFORD
AIRPORT
CHASE
WAY
HANOVER
INTERNATIONAL
A6177
ROOLEY LANE
A6177
MAYO AVENUE
GOLF
COURSE
M62
LEEDS
ROOLEY AVE
ODSAL
STADIUM
M606
BRADFORD
BRADFORD
ROAD
A6036
A58
WHITEHALL
ROAD
JUNCTION
26
M62
MANCHESTER

Shareholder Helpline 0870 703 0003
www.bbg.co.uk
Email: enquiries@bbg.co.uk

The paper used for this document comes from sustainable paper sources and is elementally chlorine free.

NoM 03/04

Bradford & Bingley

04 APR -5 AM 7:21

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Sale of unclaimed shares
Released	13:25 18 Mar 2004
Number	6826W

RNS Number:6826W
Bradford & Bingley PLC
18 March 2004

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES

Bradford & Bingley plc - Sale of Unclaimed Shares

18 March 2004

Further to its announcement earlier today, Bradford & Bingley confirms that on 18 March 2004 approximately 15.03 million of its ordinary shares, which have remained unclaimed by shareholders following the demutualisation of Bradford & Bingley Society and the flotation of the Company, were sold at a price of 303p pence per share to institutional purchasers. The shares were placed by Hoare Govett and Citigroup via an accelerated bookbuilt placing and were placed cum the final dividend of 11 pence per share.

In accordance with the provisions of the Transfer Agreement dated 9 May 2000 and the Company's Articles of Association, the proceeds from the sale of the shares, plus the unclaimed dividends to date, can be claimed by the relevant members for a further nine years before being forfeited to the Company, if unclaimed, at the end of this period.

Contact:
Bradford & Bingley
Press Office
Siobhan Hotten 020 7067 5627

Bradford & Bingley
Investor Relations
Phillip McLelland 01274 806112

Hoare Govett

Tom Reid 020 7678 8000

Neil Collingridge 020 7678 1692

Jeremy Thompson (Syndicate) 020 7678 1760

Citigroup

Jim Wight 020 7986 0980

Andrew Forrester 020 7986 8729

Peter Moore (Syndicate) 020 7986 0310

This announcement does not constitute or form part of an offer, solicitation of an offer or invitation to purchase or subscribe for securities in any jurisdiction.

This announcement is directed only at (1) persons outside the United Kingdom; or (2) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together, "relevant persons"). Any investment or investment activity to which this announcement relates is only available to and will only be engaged in with relevant persons and persons who receive this announcement who are not relevant persons should not rely on or act upon this announcement.

This announcement is not for distribution in or into the United States and is not an offer of securities for sale in the United States or elsewhere. Securities may not be offered or sold in the United States or to US persons absent registration or an exemption from registration under the US Securities Act of 1933, as amended. Bradford & Bingley does not intend to register any part of the proposed offering in the United States.

Hoare Govett Limited and Citigroup Global Markets UK Equity Limited are acting for the Company in connection with the placing and no-one else and will not be responsible to anyone other than the Company for providing the protections offered to clients of Hoare Govett and Citigroup nor for providing advice in relation to the placing.

END

04 APR -5 AM 7:27

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Sale of unclaimed shares
Released	09:40 18 Mar 2004
Number	6677W

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES

Bradford & Bingley plc - Sale of Unclaimed Shares

18 March 2004

Further to a notice given by the Company on 4 December 2003, of its intention to sell certain ordinary shares of 25p each in the capital of the Company which have remained unclaimed following the transfer of the business of Bradford & Bingley Building Society to the Company on 4 December 2000 as part of the demutualisation of the Bradford & Bingley Building Society and flotation of the Company, Bradford & Bingley today announces its intention to sell such unclaimed ordinary shares (which amount to approximately 15.03 million shares) to institutional purchasers.

The shares will be placed on behalf of the Company by Hoare Govett and Citigroup via an accelerated bookbuilt placing and will be placed cum the final dividend of 11 pence per share.

Contact:

Bradford & Bingley
Press Office
Siobhan Hotten 020 7067 5627

Bradford & Bingley
Investor Relations
Phillip McLelland 01274 806112

Hoare Govett

Tom Reid 020 7678 8000

Neil Collingridge 020 7678 1692

Jeremy Thompson (Syndicate) 020 7678 1760

Citigroup

Jim Wight 020 7986 0980

Andrew Forrester 020 7986 8729

Peter Moore (Syndicate) 020 7986 0310

This announcement does not constitute or form part of an offer, solicitation of an offer or invitation to purchase or subscribe for securities in any jurisdiction.

This announcement is directed only at (1) persons outside the United Kingdom; or (2) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together, "relevant persons"). Any investment or investment activity to which this announcement relates is only available to and will only be engaged in with relevant persons and persons who receive this announcement who are not relevant persons should not rely on or act upon this announcement.

This announcement is not for distribution in or into the United States and is not an offer of securities for sale in the United States or elsewhere. Securities may not be offered or sold in the United States or to US persons absent registration or an exemption from registration under the US Securities Act of 1933, as amended. Bradford & Bingley does not intend to register any part of the proposed offering in the United States.

Hoare Govett Limited and Citigroup Global Markets UK Equity Limited are acting for the Company in connection with the placing and no-one else and will not be responsible to anyone other than the Company for providing the protections offered to clients of Hoare Govett and Citigroup nor for providing advice in relation to the placing.

END

Company website

Close

Next ▸

Directors' shareholdings

Below are details of ordinary 25 pence shares transferred to Directors on 8 March 2004 and of sales, as appropriate, that took place on 8 March 2004. These shares were originally awarded under the terms of the Performance Share Plan on 6 March 2001 and subject to the achievement of performance targets set on the date of the awards. The performance measurement was based on Total Shareholder Return compared to the comparator group of companies. The Company achieved an upper quartile TSR performance compared to the comparator group of companies for the period 1 January 2001 - 31 December 2003 and therefore the awards of shares vest in full to the individuals.

Director	Shares received	Shares sold	Sale price (pence)	Shares retained
Rosemary Thorne	72,172	29,735	306.75	42,437
Steven Crawshaw	39,029	-	-	39,029
Ian Darby	36,436	-	-	36,436

The shares were originally awarded at a price of 291.83p.

10 March 2004

END

Re 82-5154

Bradford & Bingley plc

Annual Report & Accounts and Annual General Meeting documentation

Two copies of the Annual Report and Accounts, Notice of Annual General Meeting and Form of Proxy posted to shareholders in connection with the Annual General Meeting of Bradford & Bingley plc to be held on 27 April 2004, were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility.

End
18 March 2004

Bradford & Bingley

Shareholder

AGM 2004 Form of Proxy

Re 82 - 5154

04 APR -5 AM 7:21

01/99999999
Mr A B Sample
Communisis DM
Manston Lane
Crossgates
Leeds
LS15 8AH

99999

Mrs C D Sample
Mr E F Sample

Before completing this form, please see the explanatory notes overleaf.

PLEASE USE BLACK OR BLUE INK AND MARK AN X IN THE BOXES AS APPROPRIATE. Alternatively, you can vote electronically via the internet or, if you are a CREST system user, by transmitting an appropriate CREST message (see explanatory notes overleaf).

If you wish to appoint someone other than the Chairman of the Annual General Meeting (AGM or the Meeting) to act as your proxy, please insert their name below:

[ ]

Your proxy, who need not be a shareholder of Bradford & Bingley plc (the Company), must attend the Meeting in person in order to represent you.

In the case of joint holders only the first named holder need sign. To be valid this Form of Proxy must arrive at the Company's Registrar, Computershare Investor Services PLC, no later than 11.00 a.m. on Sunday 25 April 2004 (or if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned Meeting). If you are under 18, please ensure that this Form of Proxy is signed by a parent or legal guardian. A prepaid envelope is provided.

I/We, being the holders of ordinary shares of 25 pence each in the capital of Bradford & Bingley plc, hereby appoint the Chairman of the Meeting, unless I/we name another person below, to act as my/our proxy at the AGM of the Company to be held at 11.00 a.m. on Tuesday 27 April 2004 at the Hanover International Hotel, Bradford and at any adjournment. I/We request such proxy to vote on the resolutions as indicated opposite. In the absence of instructions, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolutions. The proxy is also authorised to vote (or abstain from voting) on any other business which may properly come before the Meeting.

If you are voting by post, you must sign this Form of Proxy in the box below in order for your votes to be valid.

[ ]

Signature (Please sign in the box above)

2 0 0 4

Date (Please enter today's date in the box above)

Resolutions	For	Against	Withheld
1. To receive and adopt the Report & Accounts.	☐	☐	☐
2. To approve the Directors' Remuneration Report	☐	☐	☐
3. To declare a final dividend.	☐	☐	☐
4. To re-appoint Ian Cheshire as a Director.*	☐	☐	☐
5. To re-appoint Louise Patten as a Director.*	☐	☐	☐
6. To re-appoint Stephen Webster as a Director.	☐	☐	☐
7. To re-appoint Ian Darby as a Director.	☐	☐	☐
8. To re-appoint Robert Dickie as a Director.	☐	☐	☐
9. To re-appoint George Cox as a Director.*	☐	☐	☐
10. To re-appoint Rosemary Thorne as a Director.	☐	☐	☐
11. To re-appoint KPMG Audit Plc as auditor.	☐	☐	☐
12. To authorise the Directors to determine the auditor's remuneration.	☐	☐	☐
13. To approve the Executive Incentive Plan.	☐	☐	☐
14. To authorise the Company to purchase its own shares.	☐	☐	☐

*Member of the Remuneration Committee

BBG18

99999	Z0099999999
PIN	SRN

Please detach here and bring to the AGM

Mr A B Sample
Mrs C D Sample
Mr E F Sample

Bradford & Bingley

Annual General Meeting 2004 Attendance Slip

The AGM is being held at 11.00 a.m. on Tuesday 27 April 2004 at the Hanover International Hotel, Bradford. If you wish to attend, please bring this section with you and hand it in on arrival. This will facilitate entrance to the Meeting.

A map of the hotel location and travel details are included within the Notice of Annual General Meeting 2004 booklet.

Explanatory notes

1. Please read the enclosed Notice of Annual General Meeting 2004 booklet for more details on the AGM and the resolutions to be proposed at the AGM. If, after reading these explanatory notes and booklet you have any queries, please call our Shareholder Helpline on 0870 703 0003. Please note that the helpline staff will not be able to advise you whether you should vote for or against the resolutions to be proposed at the AGM.

2. You may attend the Meeting in person, in which case you do not have to return the Form of Proxy. Alternatively, you may choose to vote by post or electronically via the internet. To vote electronically please access our Registrar's website at www.computershare.com/voting/uk and follow the online instructions using the PIN and Securityholder Reference Number (SRN) quoted on your Form of Proxy.

3. If you are a CREST system user (including CREST personal member) you can appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. To appoint a proxy or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, the CREST message must be received by Computershare (ID number 3RA50) no later than close of business on Friday 23 April 2004. For this purpose, the time receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which Computershare is able to retrieve the message. CREST personal members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST manual. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4. Please note that the Company takes all reasonable precautions to ensure no viruses are present in any electronic communication it sends out. However, the Company cannot accept responsibility for loss or damage arising from the opening or use of any e-mail or attachments from the Company and recommends that shareholders subject all messages to virus checking procedures prior to use. Any electronic communication received by the Company, including the lodgement of an electronic proxy form, that is found to contain any virus will not be accepted.

5. Whether you are voting by post or electronically, please ensure that your Form of Proxy and, if applicable, any Power of Attorney or other valid authority under which it is signed, or your electronic instruction, reaches the Company's Registrar, Computershare Investor Services PLC, no later than 11.00 a.m. on Sunday 25 April 2004 (or, if the Meeting is adjourned, not less than 48 hours before the time for holding the adjourned Meeting). A prepaid envelope is provided for postal voting.

6. **If you are voting by post, you must sign the voting form in order for your votes to be valid.** If you are a joint account holder, only the first named holder need sign.

7. This Form of Proxy is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed hereon. This personalised Form of Proxy is not transferable between (i) account holders; (ii) classes of security; or (iii) uniquely designated accounts. Bradford & Bingley plc and Computershare Investor Services PLC accept no liability for any instruction that does not comply with these conditions.

8. Only those shareholders on the register of members of the Company as at 11.00 a.m. on 25 April 2004 (or, if the meeting is adjourned, not less than 48 hours before the time for holding the adjourned meeting) are entitled to attend and vote. Such a shareholder is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the shareholder. A proxy need not be a shareholder of the Company. Appointing a proxy will not prevent members from attending and voting at the AGM if they later decide to do so.

9. The 'Withheld' option on the voting form is provided to enable you to abstain on any particular resolution. However, it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution.

10. If you do not indicate your voting intention, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolutions. The proxy is also authorised to vote (or abstain from voting) on any other business which may properly come before the Meeting.

11. The results of the postal and electronic votes will be made available to shareholders at the Meeting and following the Meeting on the Company website at www.bbg.co.uk

12. If you have more than one holding of the Company's shares you may be able to amalgamate these free of charge by writing separately to the Company's Registrar, Computershare Investor Services PLC, quoting the Securityholder Reference Number (SRN) for each holding. This may reduce the number of mailings you receive as a holder of the Company's shares. Please note that the name and address must be the same for all the holdings that you wish to amalgamate and you should indicate which SRN you wish to retain.